

Annual Report 2009



Microsemi®

Company Profile

Microsemi Corporation, with corporate headquarters in Irvine, California, is a leading designer, manufacturer and marketer of high performance analog and mixed signal integrated circuits and high reliability semiconductors. Microsemi semiconductors manage and control or regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Microsemi products include individual components, as well as integrated circuit solutions that enhance customer designs by improving performance and reliability, optimizing battery operation, reducing size or protecting circuits. Principal markets Microsemi serves include defense, commercial air, satellite, medical, notebook computers, LCD TVs and mobile/connectivity applications.

Microsemi differentiates its integrated circuit products with patented topologies that provide superior performance and unique functional capabilities. Our high reliability semiconductors offer patented packaging designs that reduce component size while increasing their power handling capability.

Typical applications for Microsemi products include implantable pacemakers and cardio-defibrillators; MRI systems; wireless LAN client and mini-PCI cards; aircraft, space and weapons systems; industrial power supplies and solar power inverters; and the LCD displays found in notebook computers, monitors, LCD TVs, and automotive infotainment systems.


Net Sales
Op. Cash Flow
$550,000
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$-
FY05
FY06
FY07
FY08
FY09
Net Sales
Operating Cash Flow
(in thousands)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 27, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission file number # 000-08866

MICROSEMI CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**95-2110371**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2381 Morse Ave., Irvine, California 92614
(Address of principal executive offices) (Zip Code)

(949) 221-7100
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.20 par value; Rights to Purchase Series A Junior Participating Preferred Stock	NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such filed). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant, based upon the closing sale price on March 27, 2009 was approximately $953,263,368.

The number of outstanding shares of Common Stock on November 6, 2009 was 81,915,759.

Documents Incorporated by Reference

Part III: Incorporated by reference are portions of the definitive Proxy Statement for the Annual Meeting of Stockholders to be held on or about February 18, 2010. This proxy statement will be filed not later than 120 days after the close of the registrant's fiscal year ended September 27, 2009.

TABLE OF CONTENTS

IMPORTANT FACTORS RELATED TO FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "maintain," "continue" and variations of these words and comparable words. In addition, all of the information herein that does not state a historical fact is forward-looking, including any statement or implication about an estimate or a judgment, or an expectation as to a future time, future result or other future circumstance. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements in this Annual Report on Form 10-K include, but are not limited to, statements concerning:

- expectations that we will successfully complete announced and to-be-announced plant consolidations on the anticipated schedules and without unanticipated costs or expenses, and that such consolidations will result in anticipated cost savings;
- demand, growth and sales expectations for our products;
- expectations regarding competitive conditions;
- new market opportunities and emerging applications for our products;
- the uncertainty of litigation, the costs and expenses of litigation, and the potential material adverse effect litigation could have on our business and results of operations;
- expectations that we will be able to successfully integrate acquired companies and personnel with existing operations;
- beliefs that our customers will not cancel orders or terminate or renegotiate their purchasing relationships with us;
- expectation that we will not suffer production delays as a result of a supplier's inability to supply parts;
- beliefs that we stock adequate supplies of all materials;
- beliefs that we will be able to successfully resolve any disputes and other business matters as anticipated;
- beliefs that we will be able to meet our operating cash and capital commitment requirements in the foreseeable future;
- expectations regarding the value and future liquidity of the auction rate securities held by us;
- critical accounting estimates;
- expectations regarding tax exposures and future tax rates and ability to realize deferred tax assets;
- expectations regarding financial and operating results;
- expectations regarding our performance and competitive position in future periods;
- expectations regarding our outlook for our end markets; and
- expectations that we will be able to sell our Broomfield property in twelve months.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results that the forward-looking statements suggest. You are urged to carefully review the disclosures we make in this report concerning risks and other factors that may affect our business and operating results, including those made under the heading "Item 1A. RISK FACTORS" included below in this Annual Report on Form 10-K, as well as in our other reports filed with the Securities and Exchange Commission ("SEC"). Forward-looking statements are not a guarantee of future performance and should not be regarded as a representation by us or any other person that all of our estimates will necessarily prove correct or that all of our objectives or plans will necessarily be achieved. You are cautioned, therefore, not to place undue reliance on these forward-looking statements, which are made only as of the date of this report. We do not intend, and undertake no obligation, to update or revise the forward-looking statements to reflect events or circumstances after the date of this report, whether as a result of new information, future events or otherwise.

THIS FORM 10-K MUST BE READ IN ITS ENTIRETY.

PART I

ITEM 1. *BUSINESS*

INTRODUCTION

Microsemi Corporation was incorporated in Delaware in 1960. Our name was changed from Microsemiconductor Corporation in February 1983. Unless the context otherwise requires, the "Company," "Microsemi," "we," "our," "ours" and "us" refer to Microsemi Corporation and its consolidated subsidiaries. Our principal executive offices are located at 2381 Morse Avenue, Irvine, California 92614 and our telephone number is (949) 221-7100.

We are a leading designer, manufacturer and marketer of high performance analog and mixed-signal integrated circuits and high-reliability semiconductors. Our semiconductors manage and control or regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Our products include individual components as well as integrated circuit solutions that enhance customer designs by improving performance, reliability and battery optimization, reducing size or protecting circuits.

We operate in a single industry segment as a manufacturer of semiconductors in different geographic areas.

Our website address is *http://www.microsemi.com.* Our filings with the SEC of annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to such forms, are made accessible on such website as soon as reasonably practicable after such documents are electronically filed with or furnished to the SEC and are always available free of charge. Also accessible on our website are our code of ethics, governance guidelines and charters for the Executive Committee, Governance and Nominating Committee, Compensation Committee and Audit Committee of our Board of Directors. Such website is not intended to constitute any part of this report.

Please read the information under the heading "IMPORTANT FACTORS RELATED TO FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS" above, which describes and refers to some of the important risks and uncertainties that could affect Microsemi's future business and prospects.

We report results of operations on the basis of fifty-two and fifty-three week periods. Each of the fiscal years ended on September 27, 2009 ("fiscal year 2009"), September 28, 2008 ("fiscal year 2008") and September 30, 2007 ("fiscal year 2007") consisted of fifty-two weeks.

PRODUCTS

Microsemi is a leading designer, manufacturer and marketer of high-performance analog and mixed-signal integrated circuits and high-reliability semiconductors. Our semiconductors manage and control or regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Our products include individual components as well as integrated circuit solutions that enhance customer designs by improving performance, reliability and battery optimization, reducing size or protecting circuits. The principal end markets that we serve include commercial air/satellite, defense, industrial/semicap, medical, mobile/connectivity and notebook/LCD TV / display.

Our integrated circuits ("IC") products offer light, sound and power management for desktop and mobile computing platforms, LCD TVs and other power control applications. Power management generally refers to a class of standard linear integrated circuits ("SLICs") that perform voltage regulation and reference in most electronic systems. The definition of power management has broadened in recent years to encompass other devices and modules, often application-specific standard products ("ASSPs"), which address particular aspects of power management, such as audio or display related ICs. This business is composed of both a core platform of traditional SLICs, such as low dropout regulators ("LDOs") and pulse width modulators ("PWMs"), and differentiated ASSPs such as backlight inverters, audio amplification ICs and small computer standard interface terminators. Our IC products are used in notebook computers, data storage, wireless LAN, LCD backlighting, LCD TVs, LCD monitors, automobiles, telecommunications, test instruments, defense and aerospace equipment, high-quality sound reproduction and data transfer equipment.

Our individual component semiconductor products include silicon rectifiers, zener diodes, low leakage and high voltage diodes, temperature compensated zener diodes, transistors, subminiature high power transient suppressor diodes and pin diodes used in magnetic resonance imaging ("MRI") machines. We also manufacture semiconductors for commercial applications, such as automatic surge protectors, transient suppressor diodes used for telephone applications and switching diodes used in computer systems. A partial list of these products include: implantable cardioverter defibrillator and heart pacer switching, charging and transient shock protector diodes, low leakage diodes, transistors used in jet aircraft engines and high performance test equipment, high temperature diodes used in oil drilling sensing elements operating at 200 degrees centigrade, temperature compensated zener or rectifier diodes used in missile systems and power transistors.

MARKETING

We also serve a variety of end markets, which we generally classify as follows:

- Defense – We offer a broad selection of products including mixed-signal analog integrated circuits, JAN, JANTX, JANTXV and JANS high-reliability discrete semiconductors and modules including diodes, zeners, diode arrays, transient voltage suppressors, bipolar transistors, metal-oxide-semiconductor field-effect-transistors ("MOSFETs"), insulated gate bipolar transistors ("IGBTs"), small signal analog integrated circuits, small signal transistors, relays and silicon-controlled rectifiers ("SCRs"). These products are utilized in a variety of applications including radar and communications, defense electronics, homeland security, threat detection, targeting and fire control and other power conversion and related systems in military platforms.
- Commercial Air/Satellite – Our commercial air/satellite products include offerings such as JAN, JANTX, JANTXV and JANS high-reliability discrete semiconductors and modules and analog mixed-signal products including diodes, zeners, diode arrays, transient voltage suppressors, bipolar transistors, small signal analog integrated circuits, relays, small signal transistors, SCRs, MOSFETs and IGBTs. These products are utilized in a variety of applications including electronic applications for large aircraft and regional jets, commercial radar and communications, satellites, cockpit electronics, and other power conversion and related systems in space and aerospace platforms.
- Industrial/Semicap – Products in this category include MOSFETs, IGBTs, power modules, bridge rectifiers and high-voltage assemblies for use primarily in industrial equipment and semiconductor capital equipment.
- Medical – Our medical products, which include zener diodes, high-voltage diodes, MOSFETs, IGBTs, transient voltage suppressors and thyristor surge protection devices, are designed into implantable defibrillators, pacemakers and neurostimulators. We are also a supplier of PIN diode switches, dual diode modules and switched-most power supplies ("SMPS") for use in MRI systems.
- Mobile/Connectivity – Our mobile and connectivity products include broadband power amplifiers and monolithic microwave integrated circuits ("MMICs") targeted at 802.11 a/b/g/n/e, multiple-in multiple-out ("MIMO"), wi-max wireless LAN devices and related equipment. Products also include power-over-ethernet ("PoE"), a variety of DC-DC products, such as voltage regulators, PWM controllers, and light emitting diode ("LED") drivers that are sold into the portable device set top box, and telecom applications.
- Notebook/LCD TV/Display – Products in this market are used in notebook computers, monitors, storage devices, and LCD televisions, and include cold cathode fluorescent lamp ("CCFL") controllers, LED drivers, visible light sensors, PWM controllers, voltage regulators, EMI/RFI filters, transient voltage suppressors, sensors for auto-dimming rear view mirrors and class-D audio circuits.

Our products are marketed through domestic electronic component sales representatives and our inside sales force to original equipment manufacturers. We also have industrial distributors to service our customers' needs for standard catalog products. We have direct sales offices in the vicinities of metropolitan areas including Irvine, Los Angeles, San Jose, Phoenix, Chicago, Plano, Minneapolis, Boston, Taiwan, Hong Kong, Macau, Shanghai, France, Japan, South Korea, Ireland and Israel. Sales to foreign customers are made through our direct domestic sales force and overseas sales representatives and distributors.

Net sales were $453.0 million, $514.1 million and $442.3 million in fiscal years 2009, 2008 and 2007. Net sales by originating geographic area and end market are disclosed in the notes to the consolidated financial statements.

RESEARCH AND DEVELOPMENT

We believe that continuing timely development and introduction of new products is essential to maintaining our competitive position. We currently conduct most of our product development effort in-house. We also employ outside consultants to assist with product design.

We expense the cost of research and development as incurred. Research and development expenses principally comprise payroll and related costs, consulting costs, supplies, and the cost of prototypes. In-process research and development (IPR&D) represents the present value of the estimated after-tax cash flows expected to be generated by purchased technologies that, as of the acquisition date, had not yet reached technological feasibility.

We spent approximately $41.4 million, $45.0 million and $42.2 million in fiscal years 2009, 2008 and 2007 respectively, for research and development. The principal focus of our research and development activities has been to improve processes and to develop new products that support the growth of our businesses.

The spending on research and development was principally to develop new higher-margin application-specific products, including, among others, PoE, CCFL and LED drivers, class-D audio amplifiers, InGaP RF power amplifiers for wireless LAN applications, development and adoption of silicon carbide technology, VDMOS products for high frequency communications and S-band products for RF applications.

PATENTS, LICENSES, AND OTHER INTELLECTUAL PROPERTY RIGHTS

We rely to some extent upon confidential trade secrets and patents to develop and maintain our competitive position. It is our policy to seek patent protection for significant inventions that may be patented, though we may elect, in appropriate cases, not to seek patent protection even for significant inventions if other protection, such as maintaining the invention as a trade secret, is considered more advantageous or cost-effective. We believe that patent and mask work protection could grow in significance but presently is of less significance in our business than experience, innovation, and management skill. No individual patent contributed significantly to our fiscal year 2009 net sales.

We have registered several of our trademarks with the U.S. Patent and Trademark Office and in foreign jurisdictions.

Due to the many technological developments and the technical complexity of the semiconductor industry, it is possible that certain of our designs or processes may involve infringement of patents or other intellectual property rights held by others. From time to time, we have received, and in the future may receive, notice of claims of infringement by our products on intellectual property rights of third parties. If any such infringements were alleged to exist, we might be obligated to seek a license from the holder of the rights and might have liability for past infringement. In the past, it has been common semiconductor industry practice for patent holders to offer licenses on reasonable terms and rates. Although in some situations, typically where the patent directly relates to a specific product or family of products, patent holders have refused to grant licenses, the practice of offering licenses appears to be generally continuing. However, no assurance can be given that we will be able to obtain licenses as needed in all cases or that the terms of any license that may be offered will be acceptable to us. In those circumstances where an acceptable license is not available, we would need either to change the process or product so that it no longer infringes or stop manufacturing the product or products involved in the infringement, which might be costly and could adversely affect our revenues and operating results.

Please see the information that is set forth under the subheading "Any failure by us to protect our proprietary technologies or maintain the right to use certain technologies may negatively affect our ability to compete," within the section below entitled "ITEM 1A. RISK FACTORS."

MANUFACTURING AND SUPPLIERS

Our principal domestic manufacturing operations are located in Garden Grove, La Mirada, Folsom and Santa Clara, California; Bend, Oregon; Scottsdale, Arizona and Lawrence and Lowell, Massachusetts. We have assembly, testing and screening facilities at these locations and wafer processing at all locations except for La Mirada and Folsom. In addition, we have manufacturing operations in Ennis, Ireland; Shanghai, China; and Bordeaux, France.

Our domestic plants manufacture and process all products, starting from purchased silicon wafers and piece parts. After wafer level fabrication, the silicon wafers are separated into individual dice that are then assembled in packages and tested in accordance with our test procedures. A major portion of our semiconductor manufacturing effort takes place after the semiconductor is assembled. Parts are tested a number of times, visually screened and environmentally subjected to shock, vibration, "burn in" and electrical tests in order to prove and assure reliability. Certain subcontract suppliers provide packaging and testing for our products necessary to deliver finished products. We pay those suppliers for assembled or fully-tested products meeting predetermined specifications. Manufacturing and processing operations are controlled in accordance with military as well as other rigid commercial and industrial specifications.

In fiscal year 2009, we approved consolidation plans that will result in the closure of our manufacturing facility in Scottsdale, Arizona by April 2011. In fiscal year 2009, the Company recorded charges for severance and asset write-downs of $17.1 million related to the Scottsdale closure that included a held and used impairment of $4.5 million to reflect our long-lived assets at their lower fair value and severance charges of $5.3 million that are expected to be paid beginning in the first quarter of fiscal year 2010 and extending through 2012. In addition, charges of $7.3 million for additional inventory obsolescence write-downs to cost of goods sold for estimated inventory components that will not be used by the anticipated closure date and that cannot be used by other manufacturing facilities. In addition, we recorded a held for sale impairment of $1.7 million related to the real estate and building for our closed manufacturing facility in Broomfield, Colorado to reflect our long-lived assets at their lower fair value .

The consolidation of Scottsdale is expected to result, subsequent to its completion, in annual cost savings of between $20.0 million to $25.0 million from the elimination of redundant resources and related expenses and employee reductions. Scottsdale has approximately 375 employees and occupies a 135,000 square foot leased facility. Scottsdale shipped approximately 14%, 15% and 22% of net sales in fiscal years 2009, 2008 and 2007, respectively.

We purchase silicon wafers, other semiconductor materials and packaging piece parts from domestic and foreign suppliers generally on long-term purchase commitments, that are cancelable on 30 to 90-days' notice. Significantly all materials are available from multiple sources. In the case of sole source items, we have never suffered production delays as a result of suppliers' inability to supply the parts. We believe that we stock adequate supplies for all materials, based upon backlog, delivery lead-time and anticipated new business. In the ordinary course of business, we enter into cancelable purchase agreements with some of our major suppliers to supply products over periods of up to 18 months. We also purchase a portion of our finished wafers from several foundry sources.

RAW MATERIALS

Our manufacturing processes use certain key raw materials critical to our products. These include silicon wafers, certain chemicals and gases, ceramic and plastic packaging materials and various precious metals. We also rely on subcontractors to supply finished or semi-finished products that are marketed through our various sales channels. We obtain raw materials and semi-finished or finished products from various sources, although the number of sources for any particular material or product may be limited. We feel that our current supply of essential materials is adequate; however, shortages have occurred from time to time and could occur again.

SEASONALITY

Generally, we are affected by the seasonal trends of the semiconductor and related industries. The impacts of seasonality are to some extent dependent on product and market mix of products shipped. These impacts can change from time to time and are not predictable. Factors that increase seasonality include, for example, holiday work schedules during our first fiscal quarter that tend to limit production and holiday demand that tends to increase net sales in the Notebook/LCD TV/Display end market during our fiscal first and fourth quarters.

COMPETITIVE CONDITIONS

The semiconductor industry, including the areas in which we do business, is highly competitive. We expect intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. We compete in various markets with companies of various sizes, many of which are larger and have greater financial and other resources than we have, and thus may be better able to pursue acquisition candidates and to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with us may introduce competing products in the future. Some of our current major competitors are Freescale Semiconductor, Inc., National Semiconductor Corp., Texas Instruments, Inc., Koninklijke Philips Electronics, ON Semiconductor Corp., Fairchild Semiconductor International, Inc., Micrel Incorporated, International Rectifier Corp., Semtech Corp., Linear Technology Corp., Maxim Integrated Products, Inc., Skyworks Solutions, Inc., Diodes, Inc., Vishay Intertechnology, Inc., O2Micro International, Ltd., Semicoa Corporation, Supertex, Inc. and Monolithic Power Systems, Inc. Some of our competitors in developing markets are Triquint Semiconductor, Inc., Mitel Corporation, RF Micro Devices, Inc., Anadigics, Inc. and Skyworks Solutions, Inc. We may not be able to compete successfully in the future or competitive pressures may harm our financial condition, operating results or cash flows.

SALES TO U.S. GOVERNMENT

Approximately 38% of total net sales in fiscal year 2009 were in the defense end market, substantially all of which were to customers whose principal sales are to the U.S. Government or to subcontractors whose material sales are to the U.S. Government. We, as a subcontractor, sell our products to higher-tier subcontractors or to prime contractors based upon purchase orders that usually do not contain all of the conditions included in the prime contract with the U.S. Government. However these sales are usually subject to termination and/or price renegotiations by virtue of their reference to a U.S. Government prime contract. Therefore, we believe that all of our product sales that ultimately are sold to the U.S. Government may be subject to termination, at the convenience of the U.S. Government or to price renegotiations under the Renegotiation Act. While one of our contracts was terminated in the past due to the termination of the underlying government contracts, we have never experienced a material loss due to termination of a U.S. Government contract. We have never had to renegotiate our price under any government contract. There can be no assurance that we will not have contract termination or price renegotiation in the future.

ENVIRONMENTAL REGULATIONS

To date, our compliance with federal, state and local laws or regulations that have been enacted to regulate the environment has not had a material adverse effect on our capital expenditures, earnings, or competitive or financial position.

Federal, state and local laws and regulations impose various restrictions and controls on the discharge of materials, chemicals and gases used in semiconductor manufacturing processes. In addition, under some laws and regulations, we could be held financially responsible for remedial measures if our properties are contaminated or if we send waste to a landfill or recycling facility that becomes contaminated, even if we did not cause the contamination. Also, we may be subject to common law claims if we release substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject us to serious liabilities and could have material adverse effects on our operating results and financial condition.

In the conduct of our manufacturing operations, we have handled and do handle materials that are considered hazardous, toxic or volatile under federal, state or local laws. The risk of accidental release of such materials cannot be completely eliminated. In addition, we operate or own facilities located on or near real property that was formerly owned and operated by others. These properties were used in ways that involved hazardous materials. Contaminants may migrate from or within or through property. These risks may give rise to claims. We may be financially responsible for third parties, who are responsible for contamination, if they do not have funds, or if they do not make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

In Broomfield, Colorado, the owner of a property located adjacent to a manufacturing facility owned by one of our subsidiaries, Microsemi Corp. – Colorado had notified the subsidiary and other parties of a claim that contaminants migrated to his property, thereby diminishing its value. In August 1995, the subsidiary, together with Coors Porcelain Company, FMC Corporation and Siemens Microelectronics, Inc. (former owners of the manufacturing facility), agreed to settle the claim and to indemnify the owner of the adjacent property for remediation costs. Although trichloroethylene ("TCE") and other contaminants previously used by former owners at the facility are present in soil and groundwater on the subsidiary's property, we vigorously contest any assertion that the subsidiary caused the contamination. In November 1998, we signed an agreement with the three former owners of this facility whereby they have 1) reimbursed us for $530,000 of past costs, 2) assumed responsibility for 90% of all future clean-up costs, and 3) promised to indemnify and protect us against any and all third-party claims relating to the contamination of the facility. An Integrated Corrective Action Plan was submitted to the State of Colorado. Sampling and management plans were prepared for the Colorado Department of Public Health & Environment. State and local agencies in Colorado are reviewing current data and considering study and cleanup options. The most recent forecast estimated that the total project cost, up to the year 2020, would be approximately $5,300,000; accordingly, we recorded a one-time charge of $530,000 for this project in fiscal year 2003. There has not been any significant development since September 28, 2003.

EMPLOYEES

On September 27, 2009, we employed approximately 1,600 persons domestically and 600 persons at our overseas facilities. None of our employees are represented by a labor union; however, our employees in Bordeaux, France are represented by an employee works council pursuant to French industrial relations law. We have experienced no work stoppages and believe our employee relations are good.

ACQUISITIONS AND DIVESTITURE

In fiscal year 2006, we entered into a definitive agreement and plan of merger (the "Merger Agreement") with PowerDsine Ltd. ("PowerDsine"), an Israeli corporation, and Pinnacle Acquisition Corporation, Ltd., an Israeli corporation that is an indirect wholly-owned subsidiary of Microsemi. The Merger Agreement provided for a merger of our subsidiary into PowerDsine. We completed the acquisition of PowerDsine in fiscal year 2007 and under the terms of the Merger Agreement, we issued 0.1498 of a share of Microsemi common stock and paid $8.25 in cash for each PowerDsine ordinary share, resulting in the issuance in the aggregate of approximately

3.1 million shares with a fair market value of approximately $57.0 million, based on Microsemi's average closing price between October 20, 2006 and October 26, 2006 and a cash payment of approximately $170.0 million. We converted equity awards issued by PowerDsine and valued vested awards at $12.6 million. Direct transaction fees and expenses were $3.6 million and an additional $3.1 million was placed into escrow for the cash consideration on converted unvested PowerDsine restricted share awards. This amount will be paid to employees as their restricted share awards vest. An additional $7.3 million in transaction costs were accrued by PowerDsine prior to the acquisition and subsequently paid by Microsemi. We financed this transaction with cash on hand and through additional borrowings of approximately $18.0 million on our credit line.

During fiscal year 2008, we acquired substantially all the assets of Microwave Device Technology Corporation and all the common stock of TSI Microelectronics Corporation for $8.8 million in cash, net of cash acquired. We also acquired substantially all the assets of SEMICOA for $28.7 million, including $26.7 million in cash consideration to SEMICOA and certain creditors, the assumption of $1.2 million in liabilities, $0.6 million related to a lease agreement with a party related to SEMICOA shareholders and $0.2 million in transaction fees and expenses. We funded these acquisitions with cash on hand.

During fiscal year 2009, we entered into a stock purchase agreement in which we acquired all the shares of Electro Module, Inc. and its wholly-owned subsidiary, Babcock, Inc. for $21.9 million, net of cash acquired. Babcock, Inc. is a leading manufacturer of high-reliability power supplies, relays and flat panel displays and supplies. We subsequently renamed Babcock, Inc., "Microsemi Corp. – Power Management Group" ("PMG"). Also during fiscal year 2009, we entered into an asset purchase agreement in which we acquired substantially all the assets of the Defense and Security business of Endwave Corporation for $29.0 million. The Defense and Security business designs, manufactures and markets radio frequency modules that enable the transmission, reception and processing of high frequency signals. Markets for these products include defense electronics, homeland security systems and other applications that require high frequency radio frequency circuitry and subsystems. We subsequently renamed the Defense and Security business of Endwave Corporation, "Microsemi Corp. – RF Integrated Solutions." Our final acquisition of fiscal year 2009, was of Nexsem, Inc. in which we entered into an asset purchase agreement to acquire substantially all of its assets for $5.2 million. Nexsem, Inc. is a designer and marketer of high-voltage DC to DC conversion devices for applications such as in LCD televisions, set top boxes, notebooks and netbooks.

In the fourth quarter of fiscal year 2009 and in connection with a settlement with the United States Department of Justice, we entered into an agreement which, in substance, resulted in the divestiture of the assets purchased from SEMICOA. Proceeds from this transaction totaled $6.6 million, of which $0.5 million was deposited with an escrow agent to be released one year subsequent to the transaction date. We sold accounts receivable, inventories, equipment, and intangible assets with net book values of $0.5 million, $2.0 million, $1.0 million and $1.4 million, respectively. In addition, we reduced goodwill by $1.4 million for the pro-rata amount of goodwill allocable to the sale of SEMICOA assets. The pro-rata portion of goodwill adjusted for the disposition was based on the ratio of the relative fair value of the disposed business compared to the total fair value of our reporting unit on the transaction date. Direct transaction expenses related to the sale amounted to $0.4 million.

In the aggregate, the pre-tax income, net assets acquired and divested and consideration paid and received related to the acquisitions and disposition consummated in fiscal years 2009 and 2008 did not meet the minimum thresholds for reporting historical results on a pro forma basis. Historical results on a pro forma basis are included in the accompanying notes to consolidated financial statements for the acquisition consummated in fiscal year 2007.

ITEM 1A. *RISK FACTORS*

Continued negative worldwide economic conditions could prevent us from accurately forecasting demand for our products, which could adversely affect our operating results or market share.

Recent negative worldwide economic conditions and market instability have made it increasingly difficult for us, our customers and our suppliers to accurately forecast future product demand trends. If signs of improvement in the global economy do not progress as expected and the economic slowdown continues or worsens, our forecasts of product demand trends could prove to be incorrect and could cause us to produce excess products that can depress product prices, increase our inventory carrying costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in our products, that could result in an inability to satisfy demand for our products and a loss of market share.

Continued negative or uncertain worldwide economic conditions may adversely affect our business, financial condition, cash flow and results of operations.

Recent domestic and global economic conditions have presented unprecedented and challenging conditions reflecting continued concerns about the availability and cost of credit, the mortgage market, declining real estate values, increased energy costs, decreased consumer confidence and spending and added concerns fueled by the federal government's interventions in the financial and credit markets. These conditions have contributed to instability in both the domestic and international capital and credit markets and diminished expectations for the global economy. In addition, these conditions make it extremely difficult for our customers to accurately forecast and plan future business activities and could cause businesses to slow spending on our products, which could cause our sales to decrease or result in an extension of our sales cycles. If signs of improvement in the global economy do not progress as expected and recent unfavorable economic conditions continue or worsen, our customers may have difficulties obtaining capital at adequate or historical levels to finance their ongoing business and operations, which could impair their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our days sales outstanding would be negatively impacted. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide or within our industry. If signs of improvement in the global economy do not progress as expected and recent unfavorable economic conditions continue or worsen, our business, financial condition, cash flows and results of operations will be adversely affected.

Our operating results may fluctuate in future periods, which could cause our stock price to decline.

We have experienced, and expect to experience in future periods, fluctuations in net sales and operating results from period to period. Our projections and results may be subject to significant fluctuations as a result of a number of factors including:

- the timing of orders from and shipment of products to major customers;
- our product mix;
- changes in the prices of our products;
- manufacturing delays or interruptions;
- inventory obsolescence or write-downs;
- restructuring charges;
- variations in the cost of components for our products;
- limited availability of components that we obtain from a single or a limited number of suppliers; and
- seasonal and other fluctuations in demand for our products.

Unanticipated changes in our tax provisions or exposure to additional income tax liabilities could affect our financial results.

We are subject to income taxes in the United States and numerous foreign jurisdictions. Our tax liabilities are affected by the amounts we record in intercompany transactions for inventory, services, licenses, funding and other items. We are subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges or other matters and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on our financial condition. In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, especially tax laws related to foreign operations, and the discovery of new information in the course of our tax return preparation process. Any of these changes could affect our operating results, cash flows and financial condition.

We have closed, combined, sold or disposed of certain subsidiaries or divisions, which in the past has reduced our sales volume and resulted in restructuring costs.

In October 2003, we announced the consolidation of the manufacturing operations of Microsemi Corp. – Santa Ana, of Santa Ana, California into some of our other facilities. The Santa Ana facility, whose manufacturing represented approximately 13% of our annual net sales in fiscal year 2004, had approximately 380 employees and occupied 123,000 square feet. In April 2005, we announced the consolidation of the high-reliability products operations of Microsemi Corp. – Colorado of Broomfield, Colorado ("Broomfield") into some of our other facilities. Broomfield represented approximately 5% of our annual net sales in fiscal year 2009, had approximately 50 employees and occupied a 130,000 square foot owned facility. In September 2009, we approved consolidation plans that will result in the closure of our manufacturing facility in Scottsdale, Arizona ("Scottsdale") by April 2011. Scottsdale represented approximately 14% of our annual net sales in fiscal year 2009, has approximately 375 employees and operates in a 135,000 square foot leased facility.

We may make further specific determinations to consolidate, close or sell additional facilities, which could be announced at any time. Possible adverse consequences resulting from or related to such announcements may include various accounting charges such as for workforce reduction, including severance and other termination benefits and for excess facilities, including lease termination fees, future contractual commitments to pay lease charges, facility remediation costs and moving costs to remove property and equipment from facilities. We may also be adversely impacted from inventory buildup in preparation for the transition of manufacturing, disposition costs, impairments of goodwill, a possible immediate loss of revenues, and other items in addition to normal or attendant risks and uncertainties. We may be unsuccessful in any of our current or future efforts to consolidate our business into a smaller number of facilities. Our plans to minimize or eliminate any loss of revenues during consolidation may not be achieved.

We face major technical challenges in regard to transferring component manufacturing between locations. Before a transfer of manufacturing, we must be finished qualifying the new facility appropriately with the U.S. government or certain customers. While we plan generally to retain all of the revenues and income of those operations by transferring the manufacturing elsewhere within Microsemi's subsidiaries, our plans may change at any time based on reassessment of the alternatives and consequences. While we hope to benefit overall from increased gross margins and increased capacity utilization rates at remaining operations, the remaining operations will need to bear the corporate administrative and overhead costs, which are charges to income that had been allocated to the discontinued business units. Moreover, delays in effecting our consolidations could result in greater than anticipated costs incurred to achieve the hoped for longer-range savings.

International operations and sales expose us to material risks and may increase the volatility of our operating results.

Net sales from foreign markets represent a significant portion of total net sales. Our net sales to foreign customers represented approximately 30% for fiscal year 2009. 40% for fiscal year 2008 and 33% of net sales for fiscal year 2007. These sales were principally to customers in Europe and Asia. Foreign sales are classified as shipments to foreign destinations. We maintain facilities or contracts with entities in several foreign countries, including Korea, Japan, China, Ireland, Thailand, the Philippines, Malaysia, France, Taiwan, Macau, Israel and India. There are risks inherent in doing business internationally, including:

- legislative or regulatory requirements and potential changes in or interpretations of requirements in the United States and in the countries in which we manufacture or sell our products;
- tax regulations and treaties and potential changes in regulations and treaties in the United States and in and between countries in which we manufacture or sell our products;
- fluctuations in income tax expense and net income due to differing statutory tax rates in various domestic and international jurisdictions;
- trade restrictions;
- transportation delays;
- communication interruptions;
- work stoppages or disruption of local labor supply and/or transportation services;
- economic and political instability, including the recent uncertainty in the global financial markets;
- acts of war or terrorism, or health issues (such as Sudden Acute Respiratory Syndrome, Avian Influenza or the H1N1 Virus), which could disrupt our manufacturing and logistical activities;
- changes in import/export regulations, tariffs and freight rates;
- difficulties in collecting receivables and enforcing contracts generally;
- restrictions in the transfer or repatriation of funds; and
- currency exchange rate fluctuations, devaluation of foreign currencies, hard currencies shortages and exchange rate fluctuations.

If political, military, transportation, health or other issues in foreign countries result in cancellations of customer orders or contribute to a general decrease in economic activity or corporate spending, or directly impact Microsemi's marketing, manufacturing, financial and logistics functions, our consolidated results of operations and financial condition could be materially adversely affected. In addition, the laws of certain foreign countries may not protect our products, assets or intellectual property rights to the same extent as do U.S. laws. Therefore, the risk of piracy of our technology and products, which could result in a material adverse effect on our financial condition, operating results and cash flows, may be greater in those foreign countries.

Our investments in securities, including auction rate securities, subject us to principal, liquidity and counterparty risks that could adversely affect our financial results.

We invest cash balances in excess of projected liquidity needs primarily in money market funds and auction rate securities. All of our investments to date have maintained triple-A ratings; however, current credit market disruptions, particularly related to auction rate securities, may adversely affect the ratings of our investments. At September 27, 2009, our investment in auction rate securities consisted of auction rate bonds whose principal and interest are federally guaranteed by the Family Federal Education Loan Program. We previously had a practice of investing in auction rate securities and selling the securities prior to our interim and year-end reporting periods. We purchased the auction rate securities held at September 27, 2009 in January 2008 and experienced auction failures in mid-February 2008 that have impacted the liquidity of our investment in auction rate securities. Auction failures do not represent a default of the security.

We have entered into a settlement agreement with the financial institution where we hold our investment in auction rate securities and, per the terms of the settlement agreement: a) on November 3, 2008, the financial institution repurchased our $15,450,000 investment in auction rate preferred shares at par plus accrued interest; b) we hold rights to sell our $46,550,000 investment in auction rate bonds back to the financial institution at par plus accrued interest beginning June 30, 2010 through July 2, 2012 ("ARS Rights"); and c) we are permitted to borrow at "no net cost" the full par value of our investment in auction rate bonds.

During the quarter ended March 29, 2009, we monetized all auction rate securities at full par value of $46,550,000 via the "no net cost" auction rate securities credit facility, which resulted in an increase of $46,550,000 in the balance of our cash and cash equivalents and a corresponding increase in borrowing under our auction rate securities credit facility. The credit facility, which is maintained by a subsidiary of the financial institution where we hold our investment in auction rate securities, is collateralized by any balances held in a collateral account at the subsidiary. The only balances held in the collateral account since the settlement date are the auction rate securities. The outstanding amounts under the credit facility may become due and payable upon demand, provided that the parent financial institution is required, either itself or through an affiliate, to provide alternative financing on substantially the same terms as soon as reasonably possible. While the financial institution may repurchase our investment in auction rate securities prior to June 30, 2010, we intend to put these auction rate securities back to the financial institution and use the proceeds to repay the credit facility when permitted by the ARS Rights. As such, at September 27, 2009, we have classified both the investment in auction rate securities and auction rate securities credit facility as current.

For our investment in auction rate securities, we evaluated counterparty risk with regards to the settlement agreement and concluded, as of September 27, 2009, that non-performance risk was nominal. At September 27, 2009, we concluded that any other-than temporary impairment in the fair value of our auction rate securities would be offset substantially by the fair value recognized for the rights provided to us in the settlement agreement. As such, the investment in auction rate securities and the fair value of the auction rate securities settlement agreement are recorded at $46,550,000, the par value of the auction rate bonds.

However, given that there is currently no active secondary market for our investment in auction rate securities, the determination of fair market value in the future could be negatively impacted by many factors, including, but not limited to, failure of the financial institution to meet its obligations under the settlement agreement, continuing illiquidity in the market for auction rate securities for an extended period of time, a lack of action by the issuers to establish different forms of financing to replace or redeem these securities, changes in the credit quality of the underlying securities and changes in market interest rates above contractual maximum interest rates on the underlying auction rate securities. Should credit market disruptions continue or increase in magnitude or if our assessment of the counterparty risk indicates an increased potential for non-performance, we may be required to record an impairment on our investments or consider that an ultimate liquidity event may take longer than currently anticipated. If we had to record any impairment, for every 1% decline in principal, a decrease in value of approximately $466,000 would occur.

There can be no assurance that the financial institution will have sufficient assets in the future to repurchase our auction rate bonds if and when we exercise our right to sell such bonds to the financial institution. Should this financial institution be unable to meet its obligation with regard to the settlement agreement, neither the credit ratings nor the guarantee of the Family Federal Education Loan Program would be directly affected; however, we may not be able to exercise our rights to sell our $46,550,000 investment in auction rate bonds back to the financial institution at par plus accrued interest, or at all.

Downturns in the highly cyclical semiconductor industry have in the past adversely affected our operating results, cash flows and the value of our business, and may continue to do so in the future.

The semiconductor industry is highly cyclical and is characterized by constant technological change, rapid product obsolescence and price erosion, short product life-cycles and fluctuations in product supply and demand. During recent years we, as well as many others in our industry, have experienced significant declines in the pricing of, as well as demand for, products during the "down" portions of these cycles, which have sometimes been severe and prolonged. In the future, these downturns may prove to be as, or possibly even more, severe than past ones. Our ability to sell our products depends, in part, on continued demand in a large number of markets, including the mobile/connectivity, automotive, telecommunications, computers/peripherals, defense and aerospace, space/satellite, industrial/commercial and medical markets. Each of these end markets has in the past experienced reductions in demand, and current and future downturns in any of these markets may continue to adversely affect our revenues, operating results, cash flows and financial condition.

The semiconductor business is subject to downward price pressure.

The market for our products has been characterized by declining selling prices, and we anticipate that our average selling prices will decrease in future periods, although the timing and amount of these decreases cannot be predicted with any certainty. The pricing pressure in the semiconductor industry in past years has been due to a large number of factors, many of which were not easily foreseeable, such as the Asian currency crisis, industry-wide excess manufacturing capacity, weak economic growth, the slowdown in capital spending that followed the "dot-com" collapse, the reduction in capital spending by telecom companies and satellite companies, and the effects of the tragic events of terrorism on September 11, 2001. Similar to past years, recent unfavorable economic conditions have resulted in a tightening of the credit markets. If signs of improvement in the global economy do not progress as expected and recent unfavorable economic conditions continue or worsen, we may experience a decline in our average selling prices. In addition, our competitors have in the past, and may again in the future, lower prices in order to increase their market share. Continued downward price pressure in the industry may reduce our operating results and harm our financial and competitive position.

The semiconductor industry is highly competitive.

The semiconductor industry, including most of the markets in which we do business, is highly competitive. We have numerous competitors in the various markets in which we sell products. Some of our current major competitors are Freescale Semiconductor, Inc., National Semiconductor Corp., Texas Instruments, Inc., Koninklijke Philips Electronics, ON Semiconductor Corp., Fairchild Semiconductor International, Inc., Micrel Incorporated, International Rectifier Corp., Semtech Corp., Linear Technology Corp., Maxim Integrated Products, Inc., Skyworks Solutions, Inc., Diodes, Inc., Vishay Intertechnology, Inc., O2Micro International, Ltd. and Monolithic Power Systems, Inc. Some of our competitors in developing markets are Triquint Semiconductor, Inc., RF Micro Devices, Inc., Anadigics, Inc. and Skyworks Solutions, Inc. Many of these companies are larger than we are and have greater resources than we have and may therefore be better able than we are to penetrate new markets, pursue acquisition candidates, and withstand adverse economic or market conditions. We expect intensified competition from both these existing competitors and new entrants into our markets. To the extent we are not able to compete successfully in the future, our financial condition, operating results or cash flows could be harmed.

We may not be able to develop new technologies and products to satisfy changes in customer demand, and our competitors could develop products that decrease the demand for our products.

Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the semiconductor industry. Our financial performance depends, in part, on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. If we are unable to continue to reduce package sizes, improve manufacturing yields and expand sales, we may not remain competitive. The competitiveness of designs that we have introduced, including integrated circuits and subsystems such as class D audio subsystems for newly-introduced home theatre DVD players supporting surround sound, power-over-ethernet, PDA backlighting subsystems, backlight control and power management solutions for the automotive notebook computer, monitors and the LCD TV market, LED driver solutions and power amplifiers for certain wireless LAN components, are subject to various risks and uncertainties that we are not able to control, including changes in customer demand and the introduction of new or superior technologies by others. Moreover, any failure by us in the future to develop new technologies or timely react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenues and a loss of our market share to our competitors. New technologies or products that we may develop may not lead to an incremental increase in revenues, and there is a risk that these new technologies or products will decrease the demand for our existing products and result in an offsetting reduction in revenues. In addition, products or technologies developed by others may render our products or technologies obsolete or non-competitive. A fundamental shift in technologies in our product markets could have a material adverse effect on our competitive position within the industry.

Compound semiconductor products may not successfully compete with silicon-based products.

Our choices of technologies for development and future implementation may not reflect future market demand. The production of gallium arsenide (GaAs), indium gallium phosphide (InGaP), silicon germanium (SiGe), indium gallium arsenide phosphide (InGaAsP) or silicon carbide (SiC) integrated circuits is more costly than the production of silicon circuits, and we believe it will continue to be more costly in the future. The costs differ because of higher costs of raw materials, lower production yields and higher unit costs associated with lower production volumes. Silicon semiconductor technologies are widely used in process technologies for integrated circuits, and these technologies continue to improve in performance. As a result, we must offer compound semiconductor products that provide vastly superior performance to that of silicon for specific applications in order for our products to be competitive with silicon products. If we do not offer compound semiconductor products that provide sufficiently superior performance to offset the cost differential and otherwise successfully compete with silicon-based products, our revenues and operating results may be materially and adversely affected.

Production delays related to new compound semiconductors could adversely affect our future results.

We utilize process technology to manufacture compound semiconductors such as GaAs, InGaP, SiGe, SiC and InGaAsP primarily to manufacture semiconductor components. We are pursuing this development effort internally as well as with third party foundries. Our efforts sometimes may not result in commercially successful products. Certain of our competitors offer this capability and our customers may purchase our competitors' products instead of ours for this reason. In addition, the third party foundries that we use may delay delivery of, or even completely fail to deliver, technology and products to us. Our business and financial prospects could be materially and adversely affected by any failure by us to timely produce these products.

We may be unable to retain our customers due in part to our inability to fulfill our customer demand and other factors.

Our ability to fulfill our customers' demand for our products is and will continue to be dependent in part on our order volumes and long lead times with regard to our manufacturing and testing of certain high-reliability products. The lead time for manufacture and testing of high-reliability products can be many months. In response to this current demand, we have recently increased our capital expenditures for production equipment as well as increased expenses for personnel at certain manufacturing locations. We may have delays or other difficulties in regard to increasing our production and in hiring and retaining qualified personnel. In addition, we have raised prices on certain products, primarily in our commercial air/satellite, defense and medical end markets. Manufacturing delays and price increases may result in our customers reducing their purchase levels with us and/or seeking alternative solutions to meet their demand. In addition, the current demand may not continue in the future. Decreased sales as a result of a loss of one or more significant customers could materially and adversely impact our business and results of operations.

Unfavorable or uncertain conditions in certain retail markets that our OEM customers address may cause fluctuations in our rate of revenue growth or financial results.

Some of the principal markets we serve include consumer markets, such as mobile/connectivity and notebooks, monitors and LCD televisions. If recent unfavorable domestic and global economic conditions continue or worsen, overall consumer spending may be reduced or shifted to products other than those made by our customers, which would adversely impact demand for products in these market. Reduced sales by our customers in these end markets will adversely impact demand by our customers for our products and could also slow new product introductions by our customers and by us. Lower net sales of our products would have an adverse effect on our revenue, cash flow and results of operations.

Fluctuations in sales of high-reliability products for use in implantable defibrillators may adversely affect our financial results.

Although the market for implantable defibrillators is growing, customers in this market could reduce their reliance on outside suppliers. The implantable defibrillator market also fluctuates based on several other factors, such as product recalls and the need to secure regulatory approvals. Product recalls can from time to time accelerate sales to levels that cannot be sustained for long periods of time. The timing and qualification of new generations of products brought to market by OEMs can also result in fluctuations in order rates.

We must commit resources to research and development, design, and production prior to receipt of purchase commitments and could lose some or all of the associated investment.

We sell products primarily pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or cancelled without penalty. As a result, we must commit resources to the research, design and production of products without any advance purchase commitments from customers. Any inability to sell a product after we devote significant resources to it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Variability of our manufacturing yields may affect our gross margins and profits.

Our manufacturing yields vary significantly among products, depending on the complexity of a particular product's design and our experience in manufacturing that type of product. We have in the past experienced difficulties in achieving planned yields, which have adversely affected our gross margins and profits.

The fabrication of semiconductor products is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous circuits on each wafer to be non-functional, thereby reducing yields. These difficulties include:

- defects in masks, which are used to transfer circuit patterns onto our wafers;
- impurities in the materials used;
- contamination of the manufacturing environment; and
- equipment failure.

Because a large portion of our costs of manufacturing is relatively fixed and average selling prices for our products tend to decline over time, it is critical for us to improve the number of shippable circuits per wafer and increase the production volume of wafers in order to maintain and improve our results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect our operating results and have done so in the past. Moreover, our process technologies have primarily utilized standard silicon semiconductor manufacturing equipment, and production yields of compound integrated circuits have been relatively low compared with silicon circuit devices. We may be unable to continue to improve yields in the future, and we may suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, our results of operations could be materially and adversely affected.

The concentration of the factories that service the semiconductor industry makes us more susceptible to events or disasters affecting the areas in which they are most concentrated.

Relevant portions of the semiconductor industry, and the factories that serve or supply this industry, tend to be concentrated in certain areas of the world. Disruptive events, such as natural disasters, epidemics and health advisories like those related to Sudden Acute Respiratory Syndrome, Avian Influenza or the H1N1 Virus, power outages and infrastructure disruptions, and civil unrest and political instability in those areas, have from time to time in the past, and may again in the future, adversely affect the semiconductor industry. In particular, events such as these could adversely impact our ability to manufacture our products and result in a loss of sales and revenue. Similarly, a localized health risk affecting our employees or the staff of our suppliers could impair the total volume of products that we are able to manufacture, which could adversely affect our results of operations and financial condition.

Some of our facilities are located near major earthquake fault lines.

Our headquarters, our major operating facilities, and certain other critical business operations are located near known major earthquake fault lines. We presently do not have earthquake insurance. We could be materially and adversely affected in the event of a major earthquake.

Delays in beginning production, implementing production techniques, resolving problems associated with technical equipment malfunctions, or issues related to government or customer qualification of facilities could adversely affect our manufacturing efficiencies and our ability to realize cost savings.

Microsemi's consolidated manufacturing efficiency will be an important factor in our future profitability, and we may be unsuccessful in our efforts to maintain or increase our manufacturing efficiency. Our manufacturing processes, and those utilized by our third-party subcontractors, are highly complex, require advanced and costly equipment and are sometimes modified in an effort to improve yields and product performance. We have from time to time experienced difficulty in transitions of manufacturing processes to different facilities or adopting new manufacturing processes. As a consequence, we have at times experienced delays in product deliveries and reduced yields. Every silicon wafer fabrication facility utilizes very precise processing, and processing difficulties and reduced yields commonly occur, often as a result of contamination of the material. Reduced manufacturing yields can often result in manufacturing and shipping delays due to capacity constraints. Therefore, manufacturing problems can result in additional operating expense and delayed or lost revenues. In one instance, which occurred in fiscal year 2005, Microsemi scrapped nonconforming inventory at a cost of approximately $1 million and experienced a delay of approximately two months in realizing approximately $1.5 million of net sales. In an additional instance, which occurred in fiscal year 2004, Microsemi encountered a manufacturing problem concerning contamination in a furnace that resulted in the quarantine of approximately one million units at a cost of approximately $2 million. The identification and resolution of that manufacturing issue required four months of effort to investigate and resolve, which resulted in a concurrent delay in realizing approximately $2 million of net sales. Microsemi may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, upgrading existing facilities, relocating processes to different facilities, or changing its process technologies, any of which could result in a loss of future revenues or an increase in manufacturing costs.

Interruptions, delays or cost increases affecting our materials, parts, equipment or subcontractors may impair our competitive position.

Our manufacturing operations, and the outside manufacturing operations that we use increasingly, in some instances depend upon obtaining a governmental qualification of the manufacturing process, and in all instances, adequate supplies of materials including wafers, parts and equipment (including silicon, mold compounds and lead frames) on a timely basis from third parties. Some of the outside manufacturing operations we use are based in foreign countries. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of materials, parts and equipment in a timely manner or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we generally use materials, parts and equipment available from multiple suppliers, we have a limited number of suppliers for some materials, parts and equipment. In addition, if signs of improvement in the global economy do not progress as expected and recent unfavorable economic conditions continue or worsen, our suppliers may cease operations or be unable to obtain capital at adequate or historical levels to finance their ongoing business and operations, which could impair their ability to continue to supply us. If alternate suppliers for these materials, parts and equipment are not available, our operations could be interrupted, which would have a material adverse effect on our operating results, financial condition and cash flows.

Some of our products are manufactured, assembled and tested by third-party subcontractors, some of whom are based in foreign countries. We generally do not have any long-term agreements with these subcontractors. As a result, we may not have direct control over product delivery schedules or product quality. Outside manufacturers generally will have longer lead times for delivery of products as compared with our internal manufacturing, and therefore, when ordering from these suppliers, we will be required to make longer-term estimates of our customers' current demand for products, and these estimates are difficult to make accurately. Also, due to the amount of time typically required to qualify assemblers and testers, we could experience delays in the shipment of our products if we are forced to find alternate third parties to assemble or test our products. Any product delivery delays in the future could have a material adverse effect on our operating results, financial condition and cash flows. Our operations and ability to satisfy customer obligations could be adversely affected if our relationships with these subcontractors were disrupted or terminated. In addition, these subcontractors must be qualified by the U.S. government or customers for high-reliability processes. Historically the Defense Supply Center Columbus (DSCC) has rarely qualified any foreign manufacturing or assembly lines for reasons of national security; therefore, our ability to move certain manufacturing offshore may be limited or delayed.

We depend on third party subcontractors in Asia for wafer fabrication, assembly and packaging of an increasing portion of our products. On a unit basis, we currently utilize third-party subcontractors for approximately 79% of our assembly and packaging requirements and 22% of our wafer fabrication. We expect that these percentages may increase due, in part, to the manufacture of our next-generation products by third party subcontractors in Asia. The packaging of our products is performed by a limited group of subcontractors and some of the raw materials included in our products are obtained from a limited group of suppliers. Disruption or termination of any of these sources could occur and such disruptions or terminations could harm our business and operating results. In the event that any of our subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply to us, our operating results could suffer until alternate qualified subcontractors, if any, were to become available and active.

Fixed costs may reduce operating results if our sales fall below expectations.

Our expense levels are based, in part, on our expectations for future sales. Many of our expenses, particularly those relating to capital equipment and manufacturing overhead, are relatively fixed. We might be unable to reduce spending quickly enough to compensate for reductions in sales. Accordingly, shortfalls in sales could materially and adversely affect our operating results. This challenge could be made even more difficult if lead times between orders and shipments are shortening.

Reliance on government contracts for a portion of our sales could have a material adverse effect on results of operations.

Some of our sales are or may be derived from customers whose principal sales are to the United States government. These sales are or may be derived from direct and indirect business with the U.S. Department of Defense and other U.S. government agencies. Future sales are subject to the uncertainties of governmental appropriations and national defense policies and priorities and potential changes in these policies and priorities under a new administration. If we experience significant reductions or delays in procurements of our products by the U.S. government or terminations of government contracts or subcontracts, our operating results could be materially and adversely affected. Generally, the U.S. government and its contractors and subcontractors may terminate their contracts with us for cause or for convenience. We have in the past experienced one termination of a contract due to the termination of the underlying government contracts. All government contracts are also subject to price renegotiation in accordance with the U.S. Government Renegotiation Act. By reference to such contracts, all of the purchase orders we receive that are related to government contracts are subject to these possible events. There is no guarantee that we will not experience contract terminations or price renegotiations of government contracts in the future. Microsemi's aggregate net sales to defense markets represented approximately one-third of total net sales in fiscal years 2009, 2008 and 2007. From time to time, we have experienced declining defense-related sales, primarily as a result of contract award delays and reduced defense program funding. The timing and amount of an increase, if any, in defense-related business is uncertain. In the past, expected increases in defense-related spending have occurred at a rate that has been slower than expected. Our prospects for additional defense-related sales may be adversely affected in a material manner by numerous events or actions outside our control.

There may be unanticipated costs associated with adding to or supplementing our manufacturing capacity.

We anticipate that future growth of our business could require increased manufacturing capacity on our part and on the part of certain outside foundries, assembly shops, or testing facilities for some of our integrated circuit products or other products. Expansion activities are subject to a number of risks, including:

- unavailability or late delivery of the advanced, and often customized, equipment used in the production of our specialized products;
- delays in bringing new production equipment on-line;
- delays in supplying satisfactory designs or products to our existing customers; and
- unforeseen environmental, engineering or manufacturing qualification problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of any expansion of our capacity.

Failure to manage consolidation of operations effectively could adversely affect our margins and earnings.

Our ability to successfully offer and sell our products requires effective planning and management processes. Our consolidations and realignments of operations, and expected future growth, may place a significant strain on our management systems and resources, including our financial and managerial controls, reporting systems, procedures and information technology. In addition, we will need to continue to train and manage our workforce worldwide. Any unmet challenges in that regard could negatively affect our results of operations.

We may be unable to successfully integrate acquired companies and personnel with existing operations.

We have in the past acquired a number of businesses or companies, additional product lines and assets, and we may continue to expand and diversify our operations with additional acquisitions. If we are unsuccessful in integrating these companies or product lines with existing operations, or if integration is more difficult or more costly than anticipated, we may experience disruptions that could have a material adverse effect on our business, financial condition and results of operations. In addition, the market price of our common stock could be adversely affected if the effect of any acquisitions on the Microsemi consolidated group's financial results is dilutive or is below the market's or financial analysts' expectations. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from the acquired companies, businesses or assets include those associated with:

- unexpected losses of key employees or customers of the acquired company;
- conforming the acquired company's standards, processes, procedures and controls with our operations;
- coordinating new product and process development;

- hiring additional management and other critical personnel;
- increasing the scope, geographic diversity and complexity of our operations;
- difficulties in consolidating facilities and transferring processes and know-how;
- other difficulties in the assimilation of acquired operations, technologies or products;
- diversion of management's attention from other business concerns; and
- adverse effects on existing business relationships with customers.

In connection with acquisitions, we may:

- use a significant portion of our available cash;
- issue equity securities, which would dilute current stockholders' percentage ownership;
- incur substantial debt;
- incur or assume contingent liabilities, known or unknown;
- incur impairment charges related to goodwill or other intangibles;
- incur large, immediate accounting write-offs;
- face antitrust or other regulatory inquiries or actions.

There can be no assurance that the benefits of any acquisitions will outweigh the attendant costs, and if they do not, our results of operations and stock price may be adversely affected.

Any failure by us to protect our proprietary technologies or maintain the right to use certain technologies may negatively affect our ability to compete.

We rely heavily on our proprietary technologies. Our future success and competitive position depend in part upon our ability to obtain or maintain protection of certain proprietary technologies used in our principal products. We do not have significant patent protection on many aspects of our technology. The protection of some of our technology as "trade secrets" will not necessarily protect us from all uses by other persons of our technology, or their use of technology that is similar or superior to that which is embodied in our trade secrets. In addition, others may be able to independently duplicate or exceed our technology in whole or in part. In the instances in which we hold patents or patent licenses, such as with respect to some circuit components for notebook computers and LCD TVs, any patents held by us may be challenged, invalidated or circumvented, or the rights granted under any patents may not provide us with competitive advantages. Patents often provide only narrow protection and require public disclosure of information that may otherwise be subject to trade secret protection. In addition, patents eventually expire and are not renewable.

Obtaining or protecting our proprietary rights may require us to defend claims of intellectual property infringement by our competitors. We could also become subject to lawsuits in which it is alleged that we have infringed or are infringing upon the intellectual property rights of others with or without our prior awareness of the existence of those third-party rights, if any. Litigation in connection with our intellectual property, whether instituted by us or others, could be very costly and distract management and other resources from our business. We are currently involved in certain patent litigation to protect our patents and patent rights, which could cause legal costs to increase above normal levels over the next several years. It is not possible to estimate the exact amounts of these costs, but it is possible that these costs could have a negative effect on our future results.

Moreover, if any infringement, real or imagined, happens to exist, arise or is claimed in the future, we may be exposed to substantial liability for damages and may need to obtain licenses from the patent owners, discontinue or change our processes or products or expend significant resources to develop or acquire non-infringing technologies. We may not be successful in such efforts, or such licenses may not be available under reasonable terms. Any failure by us to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms could have a material adverse effect on our operating results, financial condition and cash flows.

Our products may be found to be defective or hazardous and we may not have sufficient liability insurance.

There is at any time a risk that our products may be found to be defective or to contain, without the customer's knowledge, certain prohibited hazardous chemicals after we have already shipped the products in volume, perhaps requiring a product replacement or recall. We may be subject to product returns that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations. Our aerospace (including aircraft), defense, medical and satellite businesses in particular expose us to potential liability risks that are inherent in the manufacturing and marketing of high-reliability electronic components for critical applications. Production of many of these products is sensitive to minute impurities, which can be introduced inadvertently in manufacture. Any production mistake can result in large and unanticipated product returns, product liability and warranty liability. Environmental regulations have imposed on every major participant in the electronics industry a new burden of determining and tracking the presence and quantity of certain chemicals in the content of supplies we buy and add to our products for sale and to inform our customers about each of our finished goods' relevant chemical contents. The management and execution of this process is very challenging, and mistakes in this information gathering process could have a material adverse effect on our business.

We may be subject to product liability claims with respect to our products. Our product liability insurance coverage may be insufficient to pay all such claims. In addition, product liability insurance may become too costly for us to maintain or may become completely unavailable to us in the future. We may not have sufficient resources to satisfy any product liability claims not covered by insurance, which would materially and adversely affect our financial position.

Environmental liabilities could adversely impact our consolidated financial position.

Federal, state and local laws and regulations impose various restrictions and controls on the discharge of materials, chemicals and gases used in our semiconductor manufacturing processes or in our finished goods. Under recent environmental regulations, we are responsible for determining whether certain toxic metals or certain other toxic chemicals are present in any given component we purchase and in each given product we sell. These environmental regulations have required us to expend a portion of our resources and capital on relevant compliance programs. In addition, under other laws and regulations, we could be held financially responsible for remedial measures if our current or former properties are contaminated or if we send waste to a landfill or recycling facility that becomes contaminated, even if we did not cause the contamination. Also, we may be subject to additional common law claims if we release substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with existing or future environmental laws or regulations could subject us to significant liabilities and could have a material adverse effect on our operating results, cash flows and financial condition.

In the conduct of our manufacturing operations, we have handled and do handle materials that are considered hazardous, toxic or volatile under federal, state and local laws. The risk of accidental release of such materials cannot be completely eliminated. In addition, we operate or own facilities located on or near real property that was formerly owned and operated by others. These properties were used in ways that involved hazardous materials. Contaminants may migrate from, within or through any such property, which may give rise to claims against us. Third parties who are responsible for contamination may not have funds, or may not make funds available when needed, to pay remediation costs imposed upon us jointly with them under environmental laws and regulations.

In Broomfield, Colorado, the owner of a property located adjacent to a manufacturing facility owned by one of our subsidiaries, Microsemi Corp. – Colorado, had notified the subsidiary and other parties of a claim that contaminants migrated to his property, thereby diminishing its value. In August 1995, the subsidiary, together with Coors Porcelain Company, FMC Corporation and Siemens Microelectronics, Inc. (former owners of the manufacturing facility), agreed to settle the claim and to indemnify the owner of the adjacent property for remediation costs. Although TCE and other contaminants previously used by former owners at the facility are present in soil and groundwater on the subsidiary's property, we vigorously contest any assertion that the subsidiary caused the contamination. In November 1998, we signed an agreement with the three former owners of this facility whereby they have 1) reimbursed us for $530,000 of past costs, 2) assumed responsibility for 90% of all future clean-up costs, and 3) promised to indemnify and protect us against any and all third-party claims relating to the contamination of the facility. An Integrated Corrective Action Plan was submitted to the State of Colorado. Sampling and management plans were prepared for the Colorado Department of Public Health & Environment. State and local agencies in Colorado are reviewing current data and considering study and cleanup options. The most recent forecast estimated that the total project cost, up to the year 2020, would be approximately $5,300,000; accordingly, we recorded a one-time charge of $530,000 for this project in fiscal year 2003. There has not been any significant development since September 28, 2003.

Litigation could adversely impact our consolidated financial position.

We are and have been involved in various litigation matters, including from time to time, litigation relating to employment matters, commercial transactions, contracts, environmental matters and matters related to compliance with governmental regulations. Litigation is inherently uncertain and unpredictable. The potential risks and uncertainties include, but are not limited to, such factors as the costs and expenses of litigation and the time and attention required of management to attend to litigation. An unfavorable resolution of any particular legal claim or proceeding, and/or the costs and expenses incurred in connection with a legal claim or proceeding, could have a material adverse effect on our consolidated financial position or results of operations.

Our future success depends, in part, upon our ability to continue to attract and retain the services of our executive officers or other key management or technical personnel.

We could potentially lose the services of any of our senior management personnel at any time due to a variety of factors that could include, without limitation, death, incapacity, military service, personal issues, retirement, resignation or competing employers. Our ability to execute current plans could be adversely affected by such a loss. We may fail to attract and retain qualified technical, sales, marketing and managerial personnel required to continue to operate our business successfully. Personnel with the expertise necessary for our business are scarce and competition for personnel with proper skills is intense. Also, attrition in personnel can result from, among other things, changes related to acquisitions, retirement and disability. We may not be able to retain existing key technical, sales, marketing and managerial employees or be successful in attracting, assimilating or retaining other highly-qualified technical, sales, marketing and managerial personnel, particularly at such times in the future as we may need to fill a key position. If we are unable to continue to retain existing executive officers or other key employees or are unsuccessful in attracting new highly-qualified employees, our business, financial condition and results of operations could be materially and adversely affected.

The volatility of our stock price could affect the value of an investment in our stock and our future financial position.

The market price of our stock has fluctuated widely. Between October 1, 2007 and September 27, 2009, the market sale price of our common stock ranged between a low of $7.06 and a high of $30.00. The historic market price of our common stock may not be indicative of future market prices. We may not be able to sustain or increase the value of our common stock. The trading price of our common stock may be influenced by factors beyond our control, such as the recent unprecedented volatility of the financial markets and the current uncertainty surrounding domestic and foreign economies. Declines in the market price of our stock could adversely affect our ability to retain personnel with stock incentives, to acquire businesses or assets in exchange for stock and/or to conduct future financing activities with or involving our common stock.

We may not make the sales that are suggested by our order rates, backlog or book-to-bill ratio, and our book-to-bill ratio may be affected by product mix.

Prospective investors should not place undue reliance on our book-to-bill ratios or changes in book-to-bill ratios. We determine bookings substantially based on orders that are scheduled for delivery within 12 months. However, lead times for the release of purchase orders depend, in part, upon the scheduling practices of individual customers, and delivery times of new or non-standard products can be affected by scheduling factors and other manufacturing considerations. The rate of booking new orders can vary significantly from month to month. Customers frequently change their delivery schedules or cancel orders. We have in the past experienced long lead times for some of our products, which may have therefore resulted in orders in backlog being duplicative of other orders in backlog, which would increase backlog without resulting in additional revenues. Because of long lead times in certain products, our book-to-bill ratio may not be an indication of sales in subsequent periods. Recent negative worldwide economic conditions and market instability have also resulted in hesitance of our customers to place orders with long delivery schedules, which contributes to limited visibility into our markets.

At times, our inventory levels have risen, which adversely affects cash flow.

At times, our inventory levels have risen. An increased inventory level adversely affects cash flow. The primary factor contributing to the increase in our inventory levels is work in progress in our satellite products because our satellite products require very long lead times for testing. A second factor impacting our inventory build up is the planned consolidation of our manufacturing operations between facilities. We built inventory cushions during the transition of manufacturing between facilities in order to maintain an uninterrupted supply of product. Obsolescence of any inventory has recently and could in the future result in adverse effects on our future results of operations and future revenue. In fiscal year 2009, in addition to other inventory write-downs, we recorded inventory write-downs of $10.3 million for product lines that did not meet gross margin targets, products that are being migrated to newer generations, and products that service the large capital spending end markets for which demand has declined and $7.3 million for estimated inventory components that will not be used by the anticipated closure date of our Scottsdale facility and that cannot be used by other manufacturing facilities.

There may be some potential effects of system outages.

We face risks from electrical or telecommunications outages, computer hacking or other general system failure. We rely heavily on our internal information and communications systems and on systems or support services from third parties to manage our operations efficiently and effectively. Any of these are subject to failure. System-wide or local failures that affect our information processing could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, insurance coverage does not generally protect from normal wear and tear, which can affect system performance. Any applicable insurance coverage for an occurrence could prove to be inadequate. Coverage may be or become unavailable or inapplicable to any risks then prevalent. We are upgrading and integrating, and have plans to upgrade and integrate further our enterprise information systems, and these efforts may cause additional strains on personnel and system resources or may result in potential system outages.

We may have increasing difficulty attracting and retaining qualified outside Board members.

The directors and management of publicly traded corporations are increasingly concerned with the extent of their personal exposure to lawsuits and shareholder claims, as well as governmental and creditor claims that may be made against them in connection with their positions with publicly-held companies. Outside directors are becoming increasingly concerned with the availability of directors' and officers' liability insurance to pay on a timely basis the costs incurred in defending shareholder claims. Directors' and officers' liability insurance is expensive and difficult to obtain. The SEC and the NASDAQ Stock Market have also imposed higher independence standards and certain special requirements on directors of public companies. Accordingly, it may become increasingly difficult to attract and retain qualified outside directors to serve on our Board.

Delaware law and our charter documents contain provisions that could discourage or prevent a potential takeover of Microsemi that might otherwise result in our stockholders receiving a premium over the market price for their shares.

Provisions of Delaware law, our certificate of incorporation and bylaws, and our Shareholder Rights Plan could make more difficult an acquisition of Microsemi by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions include:

- The Shareholder Rights Plan, which provides that an acquisition of 20% or more of the outstanding shares without our Board's approval or ratification results in the exercisability of the Right accompanying each share of our common stock, thereby entitling the holder to purchase 1/4,000th of a share of Series A Junior Participating Preferred Stock for $100, resulting in dilution to the acquirer because each Right under some circumstances entitles the holder upon exercise to receive securities or assets valued at $200 and under other circumstances entitles the holder to ten (10) times the amount of any dividends or distributions on our common stock;
- Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, without board approval until three years after that party became a 15%-or-greater stockholder;
- The authorization in the certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover or in a way that may dilute an investment in our common stock; and
- Certain provisions of our charter documents, including provisions eliminating the ability of stockholders to take action by written consent or call special meetings and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Microsemi. In addition, our charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of our Board of Directors.

In connection with our Shareholder Rights Plan, each share of our common stock, par value $0.20, also entitles the holder to one redeemable and cancellable Right (not presently exercisable), as adjusted from time to time, to a given fraction of a share of Series A Junior Participating Preferred Stock, at a given exercise price, as adjusted from time to time under the terms and conditions as set forth in a Shareholder Rights Agreement. The existence of the Rights may make it more difficult or impracticable for a hostile change of control of us, which therefore may affect the anticipated return on an investor's investment in our common stock.

Our accounting policies and estimates have a material effect on the financial results we report.

Significant accounting policies and estimates have a material effect on our calculations and estimations of amounts in our financial statements. Our operating results and balance sheets may be adversely affected either to the extent that actual results prove to be materially lower than previous accounting estimates or to the extent that accounting estimates are revised adversely. We base our critical accounting policies, including our policies regarding revenue recognition, reserves for returns, rebates, price protections, and bad debt and inventory valuation, on various estimates and subjective judgments that we may make from time to time. The judgments made can significantly affect net income and our balance sheets. We are required to make significant judgments concerning inventory, and whether it becomes obsolete or excess, and concerning impairments of long-lived assets and of goodwill. Our judgments, estimates and assumptions are subject to change at any time. In addition, our accounting policies may change at any time as a result of changes in generally accepted accounting principles as they apply to us or changes in other circumstances affecting us. Changes in accounting policy have affected and could further affect, in each case materially and adversely, our results of operations or financial position.

If, in the future, we conclude that our internal control over financial reporting is not effective, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the companies' internal control over financial reporting in their annual reports on Form 10-K. This report is required to contain an assessment by management of the effectiveness of the filing company's internal control over financial reporting. In addition, the independent registered public accounting firm auditing a public company's financial statements must attest to the effectiveness of the company's internal control over financial reporting. There is a risk that in the future we may identify internal control deficiencies that suggest that our controls are no longer effective. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our headquarters are located in a rented building complex in Irvine, California. This complex contains general office and engineering space. We own office, engineering and production facilities in Lawrence, Massachusetts; Garden Grove, California; Broomfield, Colorado and Ennis, Ireland and lease office, engineering and/or production facilities in San Jose, La Mirada, Folsom and Santa Clara, California; Scottsdale, Arizona; Lowell, Massachusetts; Bend, Oregon; Melville, New York; Shanghai, China, Taiwan, Hong Kong, Macau, Israel, Ireland and France. Operations have ceased at our Broomfield, Colorado facility and we intend on disposing of this property.

We believe that our existing facilities are well maintained and in good operating condition and that they are adequate for our foreseeable business needs.

ITEM 3. *LEGAL PROCEEDINGS*

In Broomfield, Colorado, the owner of a property located adjacent to a manufacturing facility owned by one of our subsidiaries, Microsemi Corp. – Colorado had notified the subsidiary and other parties of a claim that contaminants migrated to his property, thereby diminishing its value. In August 1995, the subsidiary, together with Coors Porcelain Company, FMC Corporation and Siemens Microelectronics, Inc. (former owners of the manufacturing facility), agreed to settle the claim and to indemnify the owner of the adjacent property for remediation costs. Although TCE and other contaminants previously used by former owners at the facility are present in soil and groundwater on the subsidiary's property, we vigorously contest any assertion that the subsidiary caused the contamination. In November 1998, we signed an agreement with the three former owners of this facility whereby they have 1) reimbursed us for $530,000 of past costs, 2) assumed responsibility for 90% of all future clean-up costs, and 3) promised to indemnify and protect us against any and all third-party claims relating to the contamination of the facility. An Integrated Corrective Action Plan was submitted to the State of Colorado. Sampling and management plans were prepared for the Colorado Department of Public Health & Environment. State and local agencies in Colorado are reviewing current data and considering study and cleanup options. The most recent forecast estimated that the total project cost, up to the year 2020, would be approximately $5,300,000; accordingly, we recorded a one-time charge of $530,000 for this project in fiscal year 2003. There has not been any significant development since September 28, 2003.

We assumed legal exposures in connection with our acquisition of PowerDsine, Ltd. ("PDL"), including exposures related to a complaint filed against PDL and its subsidiary, PowerDsine, Inc. (together with PDL, the "PD Companies"), by ChriMar Systems, Inc. ("ChriMar") in October 2001 (the "Complaint"). The Complaint, which was filed by ChriMar in the United States District Court for the Eastern District of Michigan, Southern Division (the "Court"), alleges that products manufactured and sold by the PD Companies infringe United States Patent Number 5,406,260 assigned to ChriMar and requests, among other things, damages and injunctive relief. In February 2002, the PD Companies filed an answer denying all of the allegations stated in the Complaint and raising several affirmative defenses to the claims asserted. In May 2003, the Court stayed the proceeding between ChriMar and the PD Companies pending resolution of a lawsuit filed by ChriMar against Cisco Systems, Inc. ("Cisco"), alleging that Cisco products infringed the same patent asserted against the PD Companies. In August 2006, following settlement of the case against Cisco, the Court issued an order to commence discovery. The discovery order was stayed in 2006 after ChriMar filed separate patent infringement actions against both D-Link Systems and Foundry Networks. The Court subsequently combined these actions with the case against the PD Companies for partial joint administration. No trial date has been set. The Court has issued a construction of the applicable claims involved in the case, and discovery has been completed. Based on the application of industry statistics relating to outcome of patent litigation matters, we have provided for the estimated potential loss.

In December 2008, the United States Department of Justice instituted a proceeding against us in the United States District Court for the Eastern District of Virginia in connection with our acquisition of certain assets from SEMICOA. In the complaint, the Department of Justice alleged that our acquisition of assets from SEMICOA substantially lessened competition in the manufacture and sale of certain small signal transistors and diodes that meet Department of Defense standards. The principal remedy requested by the Department of Justice was divestiture of the assets acquired. In August 2009, in connection with a settlement with the United States Department of Justice, we entered into an agreement which, in substance, resulted in the sale of the assets purchased from SEMICOA to a third party.

In January 2009, the International Trade Commission announced that it had voted to commence an investigation as to whether one of our products (as incorporated into one of our customer's products) infringes a patent owned by O2Micro International Limited. The principal remedy if infringement is found will be a bar on importation of the product involved. Microsemi is vigorously defending its position. An administrative law judge from the International Trade Commission conducted an evidentiary hearing in this matter and the parties are now in the process of submitting post-hearing briefs. Management cannot reasonably determine the scope or amount of possible liabilities, if any, that could result from an unfavorable settlement or resolution of these claims, and no reserves for these claims have been established as of September 27, 2009. However, it is possible that an unfavorable resolution of these claims could have a material adverse effect on our financial condition and results of operations, and there can be no assurance that we will be able to achieve a favorable settlement or resolution of these claims.

We are also involved in other pending litigation matters arising out of the normal conduct of our business, including litigation relating to employment matters, commercial transactions, contracts, environmental matters and matters related to compliance with governmental regulations. Although the ultimate aggregate amount of monetary liability or financial impact with respect to these matters is subject to many uncertainties and is therefore not predictable with assurance, in the opinion of management, the final outcome of these matters, if they are adverse, will not have a material adverse effect on our financial position, results of operations or cash flows. However, there can be no assurance with respect to such result, and monetary liability or financial impact to us from these litigation matters could differ materially from those projected.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

Inapplicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

(a) *Market Information*

Our Common Stock is traded on the NASDAQ Global Select Market under the symbol MSCC. The following table sets forth the high and low sales prices at which our Common Stock traded as reported on the NASDAQ Global Select Market.

Fiscal Year ended September 27, 2009	HIGH	LOW
1st Quarter	$25.62	$10.34
2nd Quarter	$13.91	$ 7.06
3rd Quarter	$15.69	$10.75
4th Quarter	$16.13	$12.77

Fiscal Year ended September 28, 2008	HIGH	LOW
1st Quarter	$30.00	$21.09
2nd Quarter	$24.52	$18.60
3rd Quarter	$27.91	$22.28
4th Quarter	$28.50	$22.44

POSSIBLE VOLATILITY OF STOCK PRICES

The market prices of securities issued by technology companies, including ours, have been and will be volatile. The securities of many technology companies have experienced extreme price and volume fluctuations, which have often not necessarily been related to their respective operating performances. Quarter to quarter variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products, announcements of major contract awards, events involving other companies in or out of the industry, economic conditions, events involving war or terrorism, and other events or factors may have a significant impact (positive or negative) on the market price of our Common Stock.

(b) *Approximate Number of Common Equity Security Holders*

Title of Class	Approximate Number of Record Holders (as of November 6, 2009)
Common Stock, $0.20 Par Value	509(1)

(1) The number of stockholders of record treats all of the beneficial holders of shares held in one "nominee" or "street name" as a unit.

(c) *Dividends*

We have not paid cash dividends in the last five years and have no current plans to do so. Our credit facility contains covenants that restrict the amount of cash dividends we may pay.

(d) Performance Graph

The following graph, which is furnished rather than filed, compares the five-year cumulative total return on the Company's Common Stock to the total returns of 1) NASDAQ Stock Market and 2) NASDAQ Stock Market – Electronics & Electrical Equipment & Components Index, excluding Computer Equipment. This comparison assumes in each case that $100 was invested on or about September 30, 2004 and all dividends were reinvested. The Company's fiscal year ends on or about September 30 each year.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Microsemi Corporation, The NASDAQ Composite Index
And the NASDAQ Electronic Components Index



$250
$200
$150
$100
$50
$0
9/26/04
10/2/05
10/1/06
9/30/07
9/28/08
9/27/09
Microsemi Corporation
NASDAQ Composite
NASDAQ Electronic Components

* $100 invested on September 26, 2004 in stock or on September 30, 2004 in index – including reinvestment of dividends. Indexes calculated on month-end basis.

ITEM 6. *MARKET SELECTED CONSOLIDATED FINANCIAL DATA*

	For the five fiscal years in the period ended on or about September 27, 2009 (Amounts in thousands, except per share data)				
	2009	2008	2007	2006	2005
Selected Consolidated Income Statement Data:					
Net sales	$452,972	$514,067	$442,252	$370,477	$297,440
Gross profit	$180,407	$228,972	$181,038	$164,801	$125,692
Operating expenses	$190,477	$165,429	$159,850	$106,991	$ 84,410
Net income (loss)	$ (26,823)	$ 49,654	$ 9,818	$ 35,665	$ 29,223
Earnings per share:					
Basic					
Net income (loss)	$ (0.34)	$ 0.64	$ 0.13	$ 0.52	$ 0.47
Diluted					
Net income (loss)	$ (0.34)	$ 0.63	$ 0.13	$ 0.50	$ 0.45
Weighted-average shares outstanding					
Basic	79,350	77,292	74,027	68,887	61,639
Diluted	79,350	79,400	76,154	71,816	65,233
Selected Consolidated Balance Sheet Data:					
Working capital	$353,953	$351,460	$267,671	$294,035	$179,943
Total assets	$811,130	$760,608	$637,280	$509,990	$300,581
Long-term liabilities	$ 34,010	$ 20,212	$ 6,630	$ 4,875	$ 3,617
Stockholders' equity	$676,351	$673,170	$569,405	$453,127	$254,586

The selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This Annual Report on Form 10-K includes current beliefs, expectations and other forward looking statements, the realization of which may be adversely impacted by any of the factors discussed or referenced throughout this Form 10-K, including but not limited to, factors under the heading, "Item 1A. Risk Factors" in Part I above. This Form 10-K must be read in its entirety.

We are a leading designer, manufacturer and marketer of high performance analog and mixed-signal integrated circuits and high-reliability semiconductors. Our semiconductors manage and control or regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Our integrated circuits ("IC") products offer light, sound and power management for desktop and mobile computing platforms, LCD TVs and other power control applications. Power management generally refers to a class of standard linear integrated circuits ("SLICs") that perform voltage regulation and reference in most electronic systems. The definition of power management has broadened in recent years to encompass other devices and modules, often application-specific standard products ("ASSPs"), which address particular aspects of power management, such as audio or display related ICs. This business is composed of both a core platform of traditional SLICs, such as low dropout regulators ("LDOs") and pulse width modulators ("PWMs"), and differentiated ASSPs such as backlight inverters, audio amplification ICs and small computer standard interface terminators. Our IC products are used in notebook computers, data storage, wireless LAN, LCD backlighting, LCD TVs, LCD monitors, automobiles, telecommunications, test instruments, defense and aerospace equipment, high-quality sound reproduction and data transfer equipment.

Our individual component semiconductor products include silicon rectifiers, zener diodes, low leakage and high voltage diodes, temperature compensated zener diodes, transistors, subminiature high power transient suppressor diodes and pin diodes used in magnetic resonance imaging ("MRI") machines. We also manufacture semiconductors for commercial applications, such as automatic surge protectors, transient suppressor diodes used for telephone applications and switching diodes used in computer systems. A partial list of these products includes: implantable cardioverter defibrillator and heart pacer switching, charging and transient shock protector diodes, low leakage diodes, transistors used in jet aircraft engines and high performance test equipment, high temperature diodes used in oil drilling sensing elements operating at 200 degrees centigrade, temperature compensated zener or rectifier diodes used in missile systems and power transistors.

Our products include individual components as well as integrated circuit solutions that enhance customer designs by improving performance, reliability and battery optimization, reducing size or protecting circuits. The principal end markets that we serve include:

- Defense – We offer a broad selection of products including mixed-signal analog integrated circuits, JAN, JANTX, JANTXV and JANS high-reliability discrete semiconductors and modules including diodes, zeners, diode arrays, transient voltage suppressors, bipolar transistors, MOSFETs, IGBTs, small signal analog integrated circuits, small signal transistors, relays and SCRs. These products are utilized in a variety of applications including radar and communications, defense electronics, homeland security, threat detection, targeting and fire control and other power conversion and related systems in military platforms.
- Commercial Air/Satellite – Our commercial air/satellite products include offerings such as JAN, JANTX, JANTXV and JANS high-reliability discrete semiconductors and modules and analog mixed-signal products including diodes, zeners, diode arrays, transient voltage suppressors, bipolar transistors, small signal analog integrated circuits, relays, small signal transistors, SCRs, MOSFETs and IGBTs. These products are utilized in a variety of applications including electronic applications for large aircraft and regional jets, commercial radar and communications, satellites, cockpit electronics, and other power conversion and related systems in space and aerospace platforms.

- Industrial/Semicap – Products in this category include MOSFETs, IGBTs, power modules, bridge rectifiers and high-voltage assemblies for use primarily in industrial equipment and semiconductor capital equipment.
- Medical – Our medical products, which include zener diodes, high-voltage diodes, MOSFETs, IGBTs, transient voltage suppressors and thyristor surge protection devices, are designed into implantable defibrillators, pacemakers and neurostimulators. We are also a supplier of PIN diode switches, dual diode modules and SMPS for use in MRI systems.
- Mobile/Connectivity – Our mobile and connectivity products include broadband power amplifiers and MMICs targeted at 802.11 a/b/g/n/e, MIMO, wi-max wireless LAN devices and related equipment. Products also include PoE, a variety of DC-DC products, such as voltage regulators, PWM controllers, and LED drivers that are sold into the portable device set top box, and telecom applications.
- Notebook/ LCD TV/ Display – Products in this market are used in notebook computers, monitors, storage devices, and LCD televisions, and include CCFL controllers, LED drivers, visible light sensors, PWM controllers, voltage regulators, EMI/RFI filters, transient voltage suppressors, sensors for auto-dimming rear view mirrors and class-D audio circuits.

During the year ended September 27, 2009, we have actively taken steps to integrate the management of our various operations, including management of our recent acquisitions. Production has been transferred between our facilities to share resources and technology, as well as to more efficiently produce our products. We strive to make the best possible use of our engineering capabilities by sharing research and production methods across our divisions and, where appropriate, assigning engineers to the same project, regardless of the facility that incurs the personnel expense. Our manufacturing management team has also been reorganized to increase efficiency.

Restructuring and Severance Charges

In 2005, we announced the consolidation of operations in Broomfield, Colorado, a 130,000 square foot facility, into other Microsemi facilities and recorded estimated severance payments of $1.1 million. The severance payments are related to approximately 148 employees, including 14 management positions. Severance payments commenced in the second quarter of fiscal year 2006. Broomfield accounted for approximately 5%, 4% and 3% of net sales in fiscal years 2009, 2008 and 2007, respectively. The increase in the sales percentage related to our customers taking a larger stocking position during the transition of product lines from the Broomfield facility to other Microsemi facilities.

The Broomfield facility ceased operations at the end of the third quarter of fiscal year 2009, and substantially all accrued amounts are expected to be paid within twelve months. The following table reflects the activities related to the consolidation of Broomfield and the accrued liabilities in the consolidated balance sheets at the date below (amounts in thousands):

	Employee Severance	Other Related Costs	Total
Balance at October 1, 2006	$ 880	$ —	$ 880
Provisions	309	643	952
Cash expenditures	(165)	(643)	(808)
Balance at September 30, 2007	$1,024	$ —	$1,024
Provisions	250	—	250
Cash expenditures	(315)	—	(315)
Balance at September 28, 2008	$ 959	$ —	$ 959
Provisions	294	232	526
Cash expenditures	(670)	(232)	(902)
Balance at September 27, 2009	$ 583	$ —	$ 583

During fiscal year 2009, we recorded a held for sale impairment of $1.7 million related to the real estate and building for our closed manufacturing facility in Broomfield, Colorado to reflect our long-lived assets at their lower fair value.

In May 2007, we announced that we will retain our manufacturing operations in Ennis, Ireland to meet the increasing demand for our high-reliability defense and commercial air/satellite products. In the third quarter of fiscal year 2007, we reversed accruals for severance totaling $1.3 million.

In fiscal year 2007, we recorded $0.9 million in severance expense incurred in integrating existing Microsemi operations with PowerDsine. The severance payments cover approximately 30 employees and substantially all payments were made by the end of fiscal year 2007.

In fiscal year 2008, we recorded restructuring expenses of $2.6 million in addition to Broomfield closure charges. These expenses were for severance payments of approximately $1.3 million related to reductions in force and approximately $1.3 million (comprised of cash payments of salary and related expenses of $0.7 million and non-cash expenses of $0.6 million related to stock awards) related to the retirement of a former officer of the Company. The reductions in force impacted approximately 100 employees, substantially all of whom were in manufacturing departments at our various facilities. We generally offer severance benefits, including pay continuation and continued health coverage for a limited period of time based on an employee's length of service. We expect that accrued balances will be paid out within the next twelve months. The following table reflects the restructuring activities and the accrued liabilities in the consolidated balance sheets at the dates below (amounts in thousands):

	Employee Severance
Balance at September 30, 2007	$ —
Provisions	2,606
Cash expenditures	(1,096)
Other non-cash settlement	(209)
Balance at September 28, 2008	$ 1,301

In fiscal year 2009, we recorded restructuring expenses of $7.4 million related to severance from reductions in force at our various facilities, in addition to Broomfield and Scottsdale closure charges. These restructuring activities covered approximately 300 individuals in manufacturing, engineering and sales. In connection with the fiscal year 2009 restructuring items, we incurred an impairment charge of $0.6 million related to the retirement of manufacturing fixed assets that will be disposed. Expense related to this impairment charge was recorded in cost of goods sold.

The following table reflects the restructuring activities and the accrued liabilities in the consolidated balance sheets at the dates below (amounts in thousands):

	Employee Severance
Balance at September 28, 2008	$ 1,301
Provisions	7,419
Cash expenditures	(5,510)
Other non-cash settlement	(856)
Balance at September 27, 2009	$ 2,354

In fiscal year 2009, we approved consolidation plans that will result in the closure of our manufacturing facility in Scottsdale, Arizona by April 2011. In fiscal year 2009, the Company recorded charges for severance and asset write-downs related to the Scottsdale closure that included severance charges of $5.3 million that are expected to be paid beginning in the first quarter of fiscal year 2010 and extending through 2012 and a held and used impairment of $4.5 million to reflect our long-lived assets at their lower fair value. In addition, we recorded a write-down of $7.3 million for additional inventory obsolescence write-downs to cost of goods sold for estimated inventory components that will not be used by the anticipated closure date and that cannot be used by other manufacturing facilities.

We anticipate that we will incur additional future restructuring charges related to the Scottsdale closure for lease termination and facility remediation costs estimated to be approximately $8.0 million. These costs are expected to be incurred through fiscal year 2011.

The consolidation of Scottsdale is expected to result, subsequent to its completion, in annual cost savings of between $20 million to $25 million from the elimination of redundant resources and related expenses and employee reductions. Scottsdale has approximately 375 employees and occupies a 135,000 square foot leased facility. Scottsdale shipped approximately 14%, 15% and 22% of net sales in fiscal years 2009, 2008 and 2007, respectively.

Acquisitions and Divestiture

In fiscal year 2006, we entered into a definitive agreement and plan of merger (the "Merger Agreement") with PowerDsine Ltd. ("PowerDsine"), an Israeli corporation, and Pinnacle Acquisition Corporation, Ltd., an Israeli corporation that is an indirect wholly-owned subsidiary of Microsemi. The Merger Agreement provided for a merger of our subsidiary into PowerDsine. We completed the acquisition of PowerDsine in fiscal year 2007 and under the terms of the Merger Agreement, we issued 0.1498 of a share of Microsemi common stock and paid $8.25 in cash for each PowerDsine ordinary share, resulting in the issuance in the aggregate of approximately 3.1 million shares with a fair market value of approximately $57.0 million, based on Microsemi's average closing price between October 20, 2006 and October 26, 2006 and a cash payment of approximately $170.0 million. We converted equity awards issued by PowerDsine and valued vested awards at $12.6 million. Direct transaction fees and expenses were $3.6 million and an additional $3.1 million was placed into escrow for the cash consideration on converted unvested PowerDsine restricted share awards. This amount will be paid to employees as their restricted share awards vest. An additional $7.3 million in transaction costs were accrued by PowerDsine prior to the acquisition and subsequently paid by Microsemi. We financed this transaction with cash on hand and through additional borrowings of approximately $18.0 million on our credit line.

During fiscal year 2008, we acquired substantially all the assets of Microwave Device Technology Corporation and all the common stock of TSI Microelectronics Corporation for $8.8 million in cash, net of cash acquired. We also acquired substantially all the assets of SEMICOA for $28.7 million, including $26.7 million in cash consideration to SEMICOA and certain creditors, the assumption of $1.2 million in liabilities, $0.6 million related to a lease agreement with a party related to SEMICOA shareholders and $0.2 million in transaction fees and expenses. We funded these acquisitions with cash on hand.

During fiscal year 2009, we entered into a stock purchase agreement in which we acquired all the shares of Electro Module, Inc. and its wholly-owned subsidiary, Babcock, Inc. for $21.9 million, net of cash acquired. Babcock, Inc. is a leading manufacturer of high-reliability power supplies, relays and flat panel displays and supplies. We subsequently renamed Babcock, Inc., "Microsemi Corp. – Power Management Group" ("PMG"). Also during fiscal year 2009, we entered into an asset purchase agreement in which we acquired substantially all the assets of the Defense and Security business of Endwave Corporation for $29.0 million. The Defense and Security business designs, manufactures and markets radio frequency modules that enable the transmission, reception and processing of high frequency signals. Markets for these products include defense electronics, homeland security systems and other applications that require high frequency radio frequency circuitry and subsystems. Our final acquisition fiscal year 2009, was of Nexsem, Inc. in which we entered into an asset purchase agreement to acquire substantially all of its assets for $5.2 million. Nexsem, Inc. is a designer and marketer of high-voltage DC to DC conversion devices for applications such as in LCD televisions, set top boxes, notebooks and netbooks.

In the fourth quarter of fiscal year 2009 and in connection with a settlement with the United States Department of Justice, we entered into an agreement which, in substance, resulted in the divestiture of the assets purchased from SEMICOA. Proceeds from this transaction totaled $6.6 million, of which $0.5 million was deposited with an escrow agent to be released one year subsequent to the transaction date. We sold accounts receivable, inventories, equipment, and intangible assets with net book values of $0.5 million, $2.0 million, $1.0 million and $1.4 million, respectively. In addition, we reduced goodwill by $1.4 million for the pro-rata amount of goodwill allocable to the sale of SEMICOA assets. The pro-rata portion of goodwill adjusted for the disposition was based on the ratio of the relative fair value of the disposed business compared to the total fair value of our reporting unit on the transaction date. Direct transaction expenses related to the sale amounted to $0.4 million.

In the aggregate, the pre-tax income, net assets acquired and divested and consideration paid and received related to the acquisitions and disposition consummated in fiscal years 2009 and 2008 did not meet the minimum thresholds for reporting historical results on a pro forma basis. Historical results on a pro forma basis are included in the accompanying notes to consolidated financial statements for the acquisition consummated in fiscal year 2007.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States that require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. Information with respect to our critical accounting policies which we believe could have the most significant effect on our reported results and require subjective or complex judgments is contained herein.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The accounts receivable amount shown in the balance sheet are trade accounts receivable balances at the respective dates, net of allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on our historical write-off experience. We review our allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when we determine that it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers. With the exception of one distributor who entered into bankruptcy and for whom we charged off approximately $1.5 million against the allowance for doubtful accounts in fiscal year 2007, actual bad debt has been within our expectations and the provisions established, and has been consistent with experience of prior years.

Inventories

Inventories are stated at the lower of cost, as determined using the first-in, first-out ("FIFO") method, or market. Costs include materials, labor and manufacturing overhead. We evaluate the carrying value of our inventories taking into account such factors as historical and anticipated future sales compared with quantities on hand and the price we expect to obtain for our products in their respective markets. We also evaluate the composition of our inventories to identify any slow-moving or obsolete products. Additionally, inventory reserves are established based upon such judgments for any inventories that are identified as having a net realizable value less than their cost, which is further reduced by related selling expenses. Historically, the net realizable value of our inventories has generally been within management's estimates.

Investment in Available for Sale Securities

We invest cash balances in excess of projected liquidity needs primarily in money market funds and auction rate securities. All of our investments to date have maintained triple-A ratings; however, current credit market disruptions, particularly related to auction rate securities, may adversely affect the ratings of our investments. At September 27, 2009, our investment in auction rate securities consisted of auction rate bonds whose principal and interest are federally guaranteed by the Family Federal Education Loan Program. We previously had a practice of investing in auction rate securities and selling the securities prior to our interim and year-end reporting periods. We purchased the auction rate securities held at September 27, 2009 in January 2008 and experienced auction failures in mid-February 2008 that have impacted the liquidity of our investment in auction rate securities. Auction failures do not represent a default of the security.

We have entered into a settlement agreement with the financial institution where we hold our investment in auction rate securities and, per the terms of the settlement agreement: a) on November 3, 2008, the financial institution repurchased our $15.5 million investment in auction rate preferred shares at par plus accrued interest; b) we hold rights to sell our $46.6 million investment in auction rate bonds back to the financial institution at par plus accrued interest beginning June 30, 2010 through July 2, 2012 ("ARS Rights"); and c) we are permitted to borrow at "no net cost" the full par value of our investment in auction rate bonds.

During the quarter ended March 29, 2009, we monetized all auction rate securities at full par value of $46.6 million via the "no net cost" auction rate securities credit facility, which resulted in an increase of $46.6 million in the balance of our cash and cash equivalents and a corresponding increase in borrowing under our auction rate securities credit facility. The credit facility, which is maintained by a subsidiary of the financial institution where we hold our investment in auction rate securities, is collateralized by any balances held in a collateral account at the subsidiary. The only balances held in the collateral account since the settlement date are the auction rate securities. The outstanding amounts under the credit facility may become due and payable upon demand, provided that the parent financial institution is required, either itself or through an affiliate, to provide alternative financing on substantially the same terms as soon as reasonably possible. While the financial institution may repurchase our investment in auction rate securities prior to June 30, 2010, we intend to put these auction rate securities back to the financial institution and use the proceeds to repay the credit facility when permitted by the ARS Rights. As such, at September 27, 2009, we have classified both the investment in auction rate securities and auction rate securities credit facility as current.

Subsequent to September 27, 2009 an issuer called $10.0 million in auction rate bonds at par plus accrued interest. As such, our remaining investment in auction rate securities and the corresponding auction rate securities credit facility were each $36.6 million.

For our investment in auction rate securities, we evaluated counterparty risk with regards to the settlement agreement and concluded, as of September 27, 2009, that non-performance risk was nominal. At September 27, 2009, we concluded that any other-than temporary impairment in the fair value of our auction rate securities would be offset substantially by the fair value recognized for the rights provided to us in the settlement agreement. As such, the investment in auction rate securities and the fair value of the auction rate securities settlement agreement are recorded at $46.6 million, the par value of the auction rate bonds.

We classify assets and liabilities carried at fair value in one of the following three categories: Level 1 – quoted market prices in active markets for identical assets and liabilities that an entity has the ability to access at the measurement date; Level 2 – observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date; and Level 3 – unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date. Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety. We elected to measure the fair value of the auction rate securities settlement agreement at fair value.

Our cash and cash equivalents are classified as Level 1, and our investment in auction rate securities and the fair value of the settlement agreement are classified as Level 3. For our investment in auction rate securities, we evaluated counterparty risk with regards to the settlement agreement and concluded, as of September 27, 2009, that non-performance risk was nominal. At September 27, 2009, we concluded that any other-than-temporary impairment in the fair value of our auction rate securities would be offset substantially by the fair value recognized for the rights provided to us in the settlement agreement. As such, the investment in auction rate securities and the fair value of the auction rate securities settlement agreement are recorded at $46.6 million, the par value of the auction rate bonds.

However, given that there is currently no active secondary market for our investment in auction rate securities, the determination of fair market value in the future could be negatively impacted by many factors including but not limited to, failure of the financial institution to meet its obligations under the settlement agreement, continuing illiquidity in the market for auction rate securities for an extended period of time, a lack of action by the issuers to establish different forms of financing to replace or redeem these securities, changes in the credit quality of the underlying securities and changes in market interest rates above contractual maximum interest rates on the underlying auction rate securities. Should credit market disruptions continue or increase in magnitude or if our assessment of the counterparty risk indicates an increased potential for non-performance, we may be required to record an impairment on our investments or consider that an ultimate liquidity event may take longer than currently anticipated. We currently do not anticipate an impairment of our investments that would not be substantially offset by the fair value recognized for the rights provided to us in the settlement agreement; however, if we had to record any impairment, for every 1% decline in principal, a decrease in value of approximately $0.5 million would occur.

Fair Value of Financial Instruments

The carrying values of cash equivalents, accounts receivable, investment in marketable securities, accounts payable, accrued liabilities, notes payable and certain other current assets approximate their fair values because of their short maturity or ability for us to convert them into cash. The carrying value of our long-term liabilities at September 27, 2009 and September 28, 2008 approximates fair value based upon the current rate offered to us for obligations of the same remaining maturities.

Property and Equipment

Property and equipment are stated at lower of cost or realizable values. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives. Maintenance and repairs are charged to expense as incurred and the costs of additions and betterments that increase the useful lives of the assets are capitalized.

Long-Lived Assets

We assess the impairment of property, plant and equipment and amortizable intangible assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the undiscounted estimated future cash flows expected to result from their use.

We are required to make judgments and assumptions in identifying those events or changes in circumstances that may trigger impairment. Some of the factors we consider include:

- Significant decrease in the market value of an asset.
- Significant changes in the extent or manner for which the asset is being used or in its physical condition.
- A significant change, delay or departure in our business strategy related to the asset.
- Significant negative changes in the business climate, industry or economic conditions.
- Current period operating losses or negative cash flow combined with a history of similar losses or a forecast that indicates continuing losses associated with the use of an asset.

If events or circumstances indicate that the carrying amount of a long-lived asset or asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying value, an impairment loss equal to the excess of the carrying value of the assets within the asset group over their fair value is recorded. The appropriate asset group is determined based on the lowest level of largely independent cash inflows and outflows for the related assets. Depending on the nature of the primary assets in the asset group, fair value is estimated using one of several approaches including replacement cost, appraised values, market quotes or estimated expected future cash flows using a discount rate commensurate with the risk involved. During fiscal year 2009, we recorded a held for sale impairment of $1.7 million related to the real estate and building for our closed manufacturing facility in Broomfield, Colorado and a held and used impairment of $4.5 million for the anticipated closure of our manufacturing facility in Scottsdale, Arizona to reflect our long-lived assets at their lower fair value.

Goodwill and Intangible Assets

We account for goodwill on an impairment-only approach and amortize intangible assets with known useful lives over their respective useful lives. At least annually, and whenever events or changes in circumstances indicate that it is more likely than not that an impairment loss has been incurred, we are required to reassess goodwill. Whenever we determine that there has been an impairment of goodwill or other intangible assets with indefinite lives, we will record an impairment charge against earnings, which equals the excess of the carrying value of goodwill over its then fair value, and a reduction in goodwill on our balance sheet. The identification of intangible assets and determination of the fair value and useful lives are subjective in nature and often involve the use of significant estimates and assumptions. The judgments made in determining the estimated useful lives assigned to each class of assets can significantly affect net income. We perform our annual review for goodwill impairment in the fourth quarter of each fiscal year.

Revenue Recognition, Sales Returns and Allowances

We primarily recognize revenue to customers, including distributors, when title and risk of loss have passed to the customer provided that: 1) evidence of an arrangement exists; 2) delivery has occurred; 3) the fee is fixed or determinable; and 4) collectability is reasonably assured. For substantially all sales, revenue is recognized at the time the product is shipped.

We enter into contracts with certain distributors, and these contracts may permit very limited stock rotation returns. We provide an estimated allowance for such returns, and corresponding reductions in revenue are concurrently recorded, based on several factors including past history and notification from customers of pending returns. Actual returns have been within management's expectations. Estimated reductions to revenue are also recorded for customer incentive programs consisting of price protection and volume purchase rebates. Such programs are limited and actual reductions to revenue have been within management's expectations.

We also derive a portion of our revenue from fixed-price contracts. Revenue for these contracts are recorded under a percentage of completion method, which is based on the ratio of total costs incurred to date to estimated total costs at completion. Gross profit expected to be realized on fixed-price contracts are based on periodic estimates of total revenues and costs for each contract. Losses on contracts are accrued when estimated total costs exceed total revenues. Occasionally, we will enter into contracts on a cost plus fee basis. We recognize revenue based on reimbursements for actual expenses plus the contractually agreed upon fee with the customer.

Restructuring Charges

We recognize a liability for restructuring costs when the liability is incurred. The restructuring accruals are based upon management estimates at the time they are recorded and can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded. The main components of our restructuring charges are workforce reductions and elimination of excess facilities. Workforce-related charges are accrued when it is determined that a liability exists, which is generally when individuals have been notified of their expected termination dates and expected severance payments or when formal severance plans exist, when the severance payments are probable and reasonably estimable. The elimination of excess facilities result in charges for lease termination fees, future contractual commitments to pay lease charges net of estimated sublease income, facility remediation costs and moving costs to remove property and equipment from the facilities. We recognize charges for elimination of excess facilities when we have vacated the premises or ceased use of the facility.

Research and Development

We expense the cost of research and development as incurred. Research and development expenses principally comprise payroll and related costs, supplies, and the cost of prototypes. In-process research and development (IPR&D) represents the present value of the estimated after-tax cash flows expected to be generated by purchased technologies that, as of the acquisition date, had not yet reached technological feasibility.

Stock-Based Compensation

Compensation expense for stock options was calculated based on the date of grant or conversion using the Black-Scholes option pricing model with exercise prices equal to the closing price of our common stock on the date of grant. Restricted stock awards were granted to employees with compensation expense determined based on the closing price of our common stock on the date of grant. Stock options and restricted stock awards are subject to forfeiture if length of service requirements are unmet. Expected life was estimated based on historical exercise data that was stratified between members of the Board of Directors, executive employees and all other recipients. Expected volatility was estimated based on historical volatility using equally weighted daily price observations over a period approximately equal to the expected life of each option. The risk free interest rate is based on the implied yield currently available on U.S. Treasury securities with an equivalent remaining term. No dividends are expected to be paid.

Accounting For Income Taxes

We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some or all of the deferred tax assets will not be realized. We recognize uncertain tax positions when they meet a more-likely-than-not threshold. We recognize potential accrued interest and penalties related to unrecognized tax benefit within operations as income tax expense.

We file U.S. federal, state and foreign income tax returns in jurisdictions with varying statutes of limitation. The 2005 through 2008 tax years generally remain subject to examination by federal and most state tax authorities. In significant foreign jurisdictions, the 2005 through 2008 tax years generally remain subject to examination by tax authorities. Each quarter, we reassess our uncertain tax positions for any additions, deletions due to statute of limitation expiration, interest and penalties.

RESULTS OF OPERATIONS FOR THE FISCAL YEAR 2009 COMPARED TO THE FISCAL YEAR 2008

Net sales decreased $61.1 million or 12% to $453.0 million for fiscal year 2009 from $514.1 million for fiscal year 2008. Estimated sales by end markets are based on our understanding of end market uses of our products. We believe an estimated breakout of net sales by end markets for fiscal year 2009 and fiscal year 2008 is approximately as follows (amounts in thousands):

	2009	2008
Commercial Air/Satellite	$112,846	$103,942
Defense	170,653	167,737
Industrial/Semicap	32,182	39,674
Medical	67,188	67,264
Mobile/Connectivity	44,558	79,487
Notebook/LCD TV/Display	25,545	55,963
	$452,972	$514,067

Net sales in the commercial air/satellite end market increased $8.9 million to $112.8 million in fiscal year 2009 from $103.9 million in fiscal year 2008. Net sales have maintained relative stability though the overall commercial air market was negatively impacted by the slowing global economy. Our sales into the refurbishment market have also been negatively impacted as existing aircraft have been temporarily removed from active service due to lower travel demand. The increase in net sales between fiscal year 2009 and fiscal year 2008 was driven primarily by demand and order rates for commercial aircraft at aircraft manufacturers and tier one suppliers, growing electronic content in current aircraft, refurbishment programs for older aircraft and demand for the high-reliability radar and avionics solutions we provide. Sales into satellite applications remain stable as generally these applications are in a less economically sensitive market. Rates of air traffic decline have slowed and financing conditions appear to have improved, and as such, we expect that net sales in this end market will remain stable next quarter.

Net sales in the defense end market increased $3.0 million to $170.7 million in fiscal year 2009 from $167.7 million in fiscal year 2008. Net sales in both periods have maintained relative stability. We expect that appropriations in the United States and allied nations for defense electronics will increase and that net sales in this end market will remain stable next quarter.

Net sales in the industrial/semicap market decreased $7.5 million to $32.2 million in fiscal year 2009 from $39.7 million in fiscal year 2008. During fiscal year 2009, semiconductor companies substantially reduced their capital expenditures in response to the economic climate which negatively impacted this end market. Visibility remains limited though some customers in this end market expect a more favorable economic environment and have requested that we accelerate delivery of orders. As such, we expect that net sales in this end market will grow slightly in the next quarter.

Net sales in the medical end market decreased $0.1 million, to $67.2 million in fiscal year 2009 from $67.3 million in fiscal year 2008. Increasing functionality and device integration in implantable medical devices, such as defibrillators and pacemakers, have resulted in increases in both dollars per unit and unit content per device. The implantable market continues to show substantive growth and benefit from new product launches. In fiscal year fiscal year 2009, net sales benefited from our support of a product launch schedule of a principal implantable device customer. The growth in implantable medical devices was tempered by slowing sales into

MRI applications. As a result of the economic climate over the previous year, capital purchases of MRI equipment have declined. While we expect that our overall dollar content in medical applications will grow, especially in implantable medical devices, visibility remains limited in MRI applications. Overall, we expect that net sales in this end market will remain stable next quarter.

Net sales in the mobile/connectivity end market decreased $34.9 million, to $44.6 million in fiscal year 2009 from $79.5 million in fiscal year 2008. In fiscal year 2009, enterprise demand waned in a challenging economic environment, resulting in net sales declines. As economic conditions have improved, net sales increased sequentially in the most recent quarter and while visibility remains fairly limited, we believe this end market is showing some signs of stabilization and that net sales in this end market will increase modestly in the next quarter.

Net sales in the notebook / LCD television / display end market decreased $30.5 million, to $25.5 million in fiscal year 2009 from $56.0 million in fiscal year 2008. This end market has been negatively impacted by the effects of the economic slowdown, with the main decreases occurring in parts for automotive navigation systems and notebook storage products. While net sales in fiscal year 2009 declined as compared to fiscal year 2008, we see excellent long-term prospects for our lighting products in both CCFL- and LED-driven technologies. We continued to introduce new products in this end market with the goal of increasing our market share in the emerging less-than-40-inch television market and the netbook PC market. Net sales increased sequentially in the most recent quarter and while visibility remains fairly limited, given our new product offerings, we expect that net sales in this end market will increase modestly in the next quarter.

We believe an estimated breakout of net sales by originating geographic area for fiscal year 2009 and fiscal year 2008 was approximately as follows (amounts in thousands):

	2009	2008
United States	$215,611	$223,690
Europe	135,844	129,605
Asia	101,517	160,772
Total	$452,972	$514,067

Between fiscal year 2009 and fiscal year 2008, net sales originating from the United States and Asia decreased $8.1 million and $59.3 million, respectively, and net sales originating from Europe increased $6.2 million. Net sales originating from Asia decreased primarily due to a decrease in net sales of products, primarily in the mobile connectivity and notebook/LCD TV/display end markets, shipped from our facilities and subcontractors in Asia.

Gross profit decreased $48.6 million, to $180.4 million (39.8% of sales) for 2009 from $229.0 million (44.5% of sales) for 2008. The decrease in gross profit was due to lower sales. In fiscal year 2009, gross profit percentage was impacted 400 basis points due primarily to inventory write-downs related to product lines that do not meet gross margin targets, products that are being migrated to newer generations, products that service large capital spending end markets for which demand has declined and inventory at our Scottsdale, Arizona facility that we announced we are closing. The remaining decline in gross profit percentage was due substantially to the effects of fixed costs allocated over lower sales volume.

Selling, general and administrative expenses increased $7.6 million to $112.9 million for fiscal year 2009 from $105.3 million for fiscal year 2008. The increase related to a $6.0 million in higher stock-based compensation and $6.0 million in higher legal expenses, offset by the effects of recent restructuring and cost control measures.

Research and development expense decreased $3.6 million to $41.4 million in 2009 from $45.0 million in 2008, primarily due to the effects of recent restructuring and cost control measures. The principal focus of our research and development activities has been to improve processes and to develop new products that support the growth of our businesses. The spending on research and development was principally to develop new higher-margin application-specific products, including, among others, PoE, CCFL and LED drivers, class-D audio amplifiers, InGaP RF power amplifiers for wireless LAN applications, development and adoption of silicon carbide technology, VDMOS products for high frequency communications and S-band products for RF applications.

We incurred in-process research and development ("IPR&D") charges of $1.3 million from the Nexsem acquisition in fiscal year 2009 and $0.4 million from the Microwave Device Technology Corporation acquisition in fiscal year 2008.

Restructuring charges amount to $13.3 million for fiscal year 2009 compared to $2.9 million for fiscal year 2008. Restructuring costs in fiscal year 2009 consisted of $13.1 in severance and $0.2 in other related costs. The increase for 2009 was principally the result of additional restructuring actions taken in 2009, including the anticipated closure of the Scottsdale manufacturing facility. We anticipate that we will incur additional future restructuring charges related to the Scottsdale closure for lease termination and facility remediation costs estimated to be approximately $8.0 million. These costs are expected to be incurred through fiscal year 2011.

Impairment charges related to facility closures represented the held for sale impairment for the building and real estate related to our closed Broomfield, Colorado facility amounting to $1.7 million and the held and used impairment for our Scottsdale manufacturing facility amounting to $4.5 million to reflect our long-lived assets at their lower fair value.

Interest income decreased $2.2 million to $1.2 million in fiscal year 2009 from $3.4 million in fiscal year 2008. The decrease was due primarily to lower interest rates earned on our cash, cash equivalents and investments.

We recorded a provision for income taxes of $17.9 million against a pre-tax loss of $8.9 million in fiscal year 2009 compared to a provision for income taxes of $16.8 million against a pre-tax income of $66.5 million in fiscal year 2008. Our worldwide operating strategy has resulted in better corporate wide efficiency and profitability; however, it also resulted in cumulative operating losses over the last several years for our U.S. operations. During the fourth quarter of fiscal year 2009, we determined that it is more likely than not that the benefits of certain U.S. deferred tax assets will not be realized. Key positive and negative evidence we considered in making this determination included recent history of cumulative operating losses for our U.S. operations; future estimates of operating results for our U.S. operations; and our ability to carryback our U.S. operating losses, tax credits and reversing temporary differences to recover previously paid taxes. Based on this assessment, we determined that a valuation allowance was required for the deferred tax assets related to our U.S. operations that could not be carried back to recover previously paid taxes. Accordingly, we recorded a $28.4 million valuation allowance on a substantial portion of our U.S. deferred tax assets, which is included in the total tax provision of $17.9 million. Without this valuation allowance, we would have reported a tax benefits of approximately $10.5 million due to higher tax benefits in the jurisdictions with losses than tax expenses in the jurisdictions with income. We may be required to record additional valuation allowances in the future if our estimate on reversing temporary differences differs from the actual amounts reversed.

RESULTS OF OPERATIONS FOR THE FISCAL YEAR 2008 COMPARED TO THE FISCAL YEAR 2007

Net sales increased $71.8 million or 16% to $514.1 million for fiscal year 2008 from $442.3 million for fiscal year 2007. Estimated sales by end markets are based on our understanding of end market uses of our products. We believe an estimated breakout of net sales by end markets for fiscal year 2008 and fiscal year 2007 is approximately as follows (amounts in thousands):

	2008	2007
Commercial Air/Satellite	$103,942	$ 86,084
Defense	167,737	138,225
Industrial/Semicap	39,674	53,413
Medical	67,264	57,442
Mobile/Connectivity	79,487	59,915
Notebook/LCD TV/Display	55,963	47,173
	$514,067	$442,252

Net sales in the commercial air/satellite end market increased $17.8 million to $103.9 million in fiscal year 2008 from $86.1 million in fiscal year 2007. The increase was primarily driven by demand and order rates for commercial aircraft at aircraft manufacturers and tier one suppliers, as well as growing electronic content in current aircraft.

Net sales in the defense end market increased $29.5 million to $167.7 million in fiscal year 2008 from $138.2 million in fiscal year 2007. Net sales in this end market continued to be solid with high historical demand, increasing electronic content in defense equipment and continued funding of new programs.

Net sales in the industrial/semicap market decreased $13.7 million to $39.7 million in fiscal year 2008 from $53.4 million in fiscal year 2007, with the decrease primarily attributable to a decrease in sales for use in semicap applications. Net sales in our fiscal fourth quarter grew modestly, due to higher sales of industrial applications.

Net sales in the medical end market increased $9.9 million, to $67.3 million in fiscal year 2008 from $57.4 million in fiscal year 2007. Increasing functionality and device integration in implantable medical devices, such as defibrillators and pacemakers, have resulted in increases in both dollars per unit and unit content per device.

Net sales in the mobile/connectivity end market increased $19.6 million, to $79.5 million in fiscal year 2008 from $59.9 million in fiscal year 2007. Net sales in this end market have grown due primarily to the addition of contributions from PowerDsine, which we acquired in the second quarter of fiscal year 2007.

Net sales in the notebook / LCD television / display end market increased $8.8 million, to $56.0 million in fiscal year 2008 from $47.2 million in fiscal year 2007. Compared to fiscal year 2007, we gained market share in our LCD TV business for CCFL with notable design win strength with Tier 1 customers in Japan and Korea. We also saw strong interest in our next generation backlighting solutions and notebook design wins. LCD TV remains the largest component of this end market and leading LCD TV manufacturers and panel suppliers noted slowing demand at the end of fiscal year 2008.

We believe an estimated breakout of net sales by originating geographic area for fiscal year 2008 and fiscal year 2007 was approximately as follows (amounts in thousands):

	2008	2007
United States	$223,690	$247,636
Europe	129,605	57,964
Asia	160,772	136,652
Total	$514,067	$442,252

Between fiscal years 2008 and 2007, net sales originating from the United States decreased $23.9 million while net sales originating from Europe and Asia increased $71.6 million and $24.1 million, respectively. This shift in originating geographic area was due primarily to our decision to shift the fulfillment of some customer orders directly from our locations in Europe and Asia rather than through our locations in the United States. Net sales originating in Asia also increased due to the contributions of PowerDsine, Ltd., which we acquired in the second quarter of 2007.

Gross profit increased $48.0 million, to $229.0 million (44.5% of sales) for fiscal year 2008 from $181.0 million (40.9% of sales) for fiscal year 2007. The increase in gross profit was due to higher sales. Gross profit percentage increased primarily due to progress in our facility rationalization, which has reallocated production, particularly to our Ireland manufacturing facility, based on manufacturing costs, efficiencies and capabilities at each of our facilities.

Selling, general and administrative expenses increased $17.4 million to $105.3 million for fiscal year 2008 from $87.9 million for fiscal year 2007. The changes were an $11.0 million increase in stock-based compensation and a $6.4 million increase primarily related to higher selling costs to support increased sales.

Research and development expense increased $2.8 million to $45.0 million in fiscal year 2008 from $42.2 million in fiscal year 2007, primarily due to the addition of research and development expense incurred at PowerDsine. The principal focus of our research and development activities has been to improve processes and to develop new products that support the growth of our businesses. The spending on research and development was principally to develop new higher-margin application-specific products, including, among others, PoE, CCFL and LED drivers, class-D audio amplifiers, InGaP RF power amplifiers for wireless LAN applications, development and adoption of silicon carbide technology, VDMOS products for high frequency communications and S-band products for RF applications.

We incurred charges for in-process research and development ("IPR&D") of $0.4 million in fiscal year 2008 related to our acquisition of Microwave Device Technology Corporation, a $20.9 million charge from the PowerDsine acquisition in fiscal year 2007 and $15.3 million charge from the PPG acquisition in 2006. IPR&D represents the present value of the estimated after-tax cash flows expected to be generated by purchased technologies that, as of the acquisition dates, had not yet reached technological feasibility, and was thus immediately expensed.

The IPR&D projects associated with the PowerDsine acquisition were valued through the application of discounted cash flow analyses, taking into account key characteristics of each technology including its future prospects, the rate of technological change in the industry, product life cycles, risks specific to the project, and the project's stage of completion. Stage of completion was estimated by considering the time, cost, and complexity of tasks completed prior to the acquisition, versus the project's overall expected cost, effort and risks required for achieving technological feasibility. In the application of the discounted cash flow analyses, PowerDsine's management provided a revenue forecast for each IPR&D project. The projection was based on the expected date of market introduction, an assessment of customer needs, the expected pricing and cost structure of the related products, product life cycles, and the importance of existing technology relative to the in-process technology. In addition, the costs expected to complete the project were added to the operating expenses to calculate the operating income for each IPR&D project. As certain other assets contribute to the cash flow attributable to the assets being valued, returns to these other assets were calculated and deducted from the pre-tax operating income to isolate the economic benefit solely attributable to each of the in-process technologies. The present value of IPR&D was calculated based on discount rates recommended by the American Institute of Certified Public Accountants IPR&D Practice Aid, which depends on the stage of completion and the additional risk associated with the completion of the IPR&D project. The earnings associated with the incomplete technologies were discounted at a rate of 14.6%, two percentage points higher than the PowerDsine's cost of capital.

Interest expense was $0.7 million lower in fiscal year 2008 versus fiscal year 2007. In fiscal year 2007, we incurred interest expense on borrowings from our credit facility for temporary funding of the PowerDsine acquisition. Interest income was $1.7 million lower in fiscal year 2008 versus fiscal year 2007 primarily due to lower interest rates earned on our investments.

The effective income tax rate was 25.3% in fiscal year 2008. and 61.2% in fiscal year 2007, with the fiscal year 2007 rate affected by the non-deductibility of acquisition-related charges such as in-process research and development and other transactions related to the PowerDsine acquisition. These charges affected the fiscal year 2007 income tax rate by 31.9 percentage points. The fiscal year 2008 effective tax rate was impacted by a shift of income earned to lower tax rate jurisdictions.

CAPITAL RESOURCES AND LIQUIDITY

We had $216.7 million and $107.2 million in cash and cash equivalents at September 27, 2009 and September 28, 2008, respectively. During fiscal year 2009, we financed our operations with cash generated from operations.

During fiscal year 2009, we entered into a stock purchase agreement in which we acquired all the shares of Electro Module, Inc. and its wholly-owned subsidiary, Babcock, Inc. for $21.9 million in cash, net of cash acquired. We also purchased substantially all the assets of the Defense and Security business of Endwave Corporation and Nexsem, Inc. for $29.0 million and $5.2 million, respectively, in cash and assumption of certain specified liabilities. We financed these purchases using our cash and cash equivalents.

Net cash provided by operating activities increased $15.4 million to $107.2 million in fiscal year 2009 from $91.8 million in fiscal year 2008. The increase was due mainly to increased non-cash items included in net income (loss) and positive changes in working capital accounts offset by lower net income and the net change in other long term liability. The net change in other long term liabilities related primarily to liabilities established for uncertain tax positions in fiscal year 2008. A summary of net cash provided by operating activities in fiscal year 2009 and 2008 are as follows (amounts in thousands):

	2009	2008
Net income (loss)	$ (26,823)	$ 49,654
Depreciation and amortization	33,145	28,840
Provision for doubtful accounts	571	307
Loss on disposition of assets	953	143
Impairment related to facility closures	6,185	—
In process research and development	1,310	440
Deferred income taxes	(18,610)	(8,446)
Valuation allowance on deferred income taxes	39,389	3,671
Stock-based compensation	26,933	20,973
Net change in working capital accounts	45,998	(20,601)
Net change in other long term liabilities	(1,851)	16,812
Net cash provided by operating activities	$107,200	$ 91,793

Accounts receivable decreased $41.0 million to $62.5 million at September 27, 2009 from $103.5 million at September 28, 2008. The decrease in accounts receivable was primarily due to lower sales in fourth quarter of fiscal year 2009 versus the fourth quarter of fiscal year 2008 but also benefited from increased collection efforts.

Inventories decreased $26.3 million to $95.4 million at September 27, 2009 from $121.7 million at September 28, 2008, with the decrease due to inventory write-downs of $17.5 million and efforts to reduce inventory levels in response to lower sales and improved inventory management.

Other current assets increased $11.9 million to $22.8 million at September 27, 2009 from $10.9 million at September 28, 2008. This increase was due substantially to an increase in prepaid income taxes and expected income tax refunds.

Current liabilities increased $33.6 million to $100.8 million at September 27, 2009 from $67.2 million at September 28, 2008. In the fourth quarter of fiscal year 2009, we reclassified $46.6 million related to our auction rate securities credit facility from long-term to current liabilities as we intend to put our investment in auction rate securities back to the financial institution where we have these securities and use the proceeds to repay the credit facility on June 30, 2010, the first date permitted by the ARS Rights. This increase was offset by a decrease in accounts payable of $14.2 million related primarily to lower purchases of inventory.

We invest cash balances in excess of projected liquidity needs primarily in money market funds and auction rate securities. All of our investments to date have maintained triple-A ratings; however, current credit market disruptions, particularly related to auction rate securities, may adversely affect the ratings of our investments. At September 27, 2009, our investment in auction rate securities consisted of auction rate bonds whose principal and interest are federally guaranteed by the Family Federal Education Loan Program. We previously had a practice of investing in auction rate securities and selling the securities prior to our interim and year-end reporting periods. We purchased the auction rate securities held at September 27, 2009 in January 2008 and experienced auction failures in mid-February 2008 that have impacted the liquidity of our investment in auction rate securities. Auction failures do not represent a default of the security.

We have entered into a settlement agreement with the financial institution where we hold our investment in auction rate securities and, per the terms of the settlement agreement: a) on November 3, 2008, the financial institution repurchased our $15.5 million investment in auction rate preferred shares at par plus accrued interest; b) we hold rights to sell our $46.6 million investment in auction rate bonds back to the financial institution at par plus accrued interest beginning June 30, 2010 through July 2, 2012 ("ARS Rights"); and c) we are permitted to borrow at "no net cost" the full par value of our investment in auction rate bonds.

During the quarter ended March 29, 2009, we monetized all auction rate securities at full par value of $46.6 million via the "no net cost" auction rate securities credit facility, which resulted in an increase of $46.6 million in the balance of our cash and cash equivalents and a corresponding increase in borrowing under our auction rate securities credit facility. The credit facility, which is maintained by a subsidiary of the financial institution where we hold our investment in auction rate securities, is collateralized by any balances held in a collateral account at the subsidiary. The only balances held in the collateral account since the settlement date are the auction rate securities. The outstanding amounts under the credit facility may become due and payable upon demand, provided that the parent financial institution is required, either itself or through an affiliate, to provide alternative financing on substantially the same terms as soon as reasonably possible. While the financial institution may repurchase our investment in auction rate securities prior to June 30, 2010, we intend to put these auction rate securities back to the financial institution and use the proceeds to repay the credit facility when permitted by the ARS Rights. As such, at ended September 27, 2009, we have classified both the investment in auction rate securities and auction rate securities credit facility as current.

For our investment in auction rate securities, we evaluated counterparty risk with regards to the settlement agreement and concluded, as of September 27, 2009, that non-performance risk was nominal. At September 27, 2009, we concluded that any other-than temporary impairment in the fair value of our auction rate securities would be offset substantially by the fair value recognized for the rights provided to us in the settlement agreement. As such, the investment in auction rate securities and the fair value of the auction rate securities settlement agreement are recorded at $46.6 million, the par value of the auction rate bonds.

We classify assets and liabilities carried at fair value in one of the following three categories: Level 1 – quoted market prices in active markets for identical assets and liabilities that an entity has the ability to access at the measurement date; Level 2 – observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date; and Level 3 – unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date. Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety. We elected to measure the fair value of the auction rate securities settlement agreement at fair value.

Our cash and cash equivalents are classified as Level 1, and our investment in auction rate securities and the fair value of the settlement agreement are classified as Level 3. For our investment in auction rate securities, we evaluated counterparty risk with regards to the settlement agreement and concluded, as of September 27, 2009, that non-performance risk was nominal. At September 27, 2009, we concluded that any other-than-temporary impairment in the fair value of our auction rate securities would be offset substantially by the fair value recognized for the rights provided to us in the settlement agreement. As such, the investment in auction rate securities and the fair value of the auction rate securities settlement agreement are recorded at $46.6 million, the par value of the auction rate bonds.

However, given that there is currently no active secondary market for our investment in auction rate securities, the determination of fair market value in the future could be negatively impacted by many factors including but not limited to, failure of the financial institution to meet its obligations under the settlement agreement, continuing illiquidity in the market for auction rate securities for an extended period of time, a lack of action by the issuers to establish different forms of financing to replace or redeem these securities, changes in the credit quality of the underlying securities and changes in market interest rates above contractual maximum interest rates on the underlying auction rate securities. Should credit market disruptions continue or increase in magnitude or if our assessment of the counterparty risk indicates an increased potential for non-performance, we may be required to record an impairment on our investments or consider that an ultimate liquidity event may take longer than currently anticipated. We currently do not anticipate an impairment of our investments that would not be substantially offset by the fair value recognized for the rights provided to us in the settlement agreement; however, if we had to record any impairment, for every 1% decline in principal, a decrease in value of approximately $0.5 million would occur.

Subsequent to September 27, 2009 an issuer called $10.0 million in auction rate bonds at par plus accrued interest. As such, our remaining investment in auction rate securities and the corresponding auction rate securities credit facility were each $36.6 million.

Net cash used in investing activities was $47.2 million for 2009 and $123.2 million for 2008, respectively. Net cash used in investing activities in fiscal year 2009 primarily consisted of $55.4 million in net cash consideration for three acquisitions, purchase of property and equipment of $12.6 million, partially offset by $15.5 million from the sale of investments in available for sale securities, $5.8 million in net proceeds from the divesture of assets related to the SEMICOA business and changes in other assets of $(0.5) million. Net cash used in investing activities in fiscal year 2008 primarily consisted of a net investment in available for sale securities of $62.0 million, purchases of property and equipment of $25.2 million and $35.7 million in net cash consideration for three acquisitions.

Net cash provided by financing activities was $49.5 million and $30.9 million in fiscal year 2009 and fiscal year 2008, respectively. Net cash provided by financing activities in 2009 consisted primarily of $46.6 million in proceeds from our auction rate securities credit facility and $2.9 million in proceeds from stock option exercises. Net cash provided by financing activities in fiscal year 2008 consisted primarily of $26.0 million in proceeds from stock option exercises and $3.9 million in excess tax benefits from stock awards.

We entered into an unsecured Revolving Credit Agreement dated as of December 29, 2006 with a Stated Maturity Date of January 1, 2010 with Comerica Bank (the "Revolving Credit Agreement") with maximum available borrowing amounts set at $75 million, $60 million and $50 million in the agreement's first, second and third years, respectively. As of September 27, 2009, we were in compliance with the financial covenants required by the Revolving Credit Agreement. As of September 27, 2009, we were in the third year of the agreement, there were no borrowings outstanding against the Revolving Credit Agreement, $0.4 million was outstanding in the form of a letter of credit, and $49.6 million was available for borrowing under the Revolving Credit Agreement.

On October 2, 2009, we terminated the Revolving Credit Agreement and on October 5, 2009, we entered into a Credit Agreement with Bank of America, N.A. (the "New Credit Facility"). The New Credit Facility is scheduled to mature on October 5, 2012. The New Credit Facility provides for a revolving line of credit of up to $50 million (the "Maximum Commitment"). The New Credit Facility is available for direct borrowings and, subject to the Maximum Commitment, up to $20 million of the New Credit Facility is available for the issuance of letters of credit. Borrowings under the New Credit Facility may be used for working capital and other lawful corporate purposes. The Company has no direct borrowings and $400,000 in letters of credit outstanding under the New Credit Facility.

Interest accruing on the amount of direct borrowings under the New Credit Facility is determined based upon the Company's choice of either a Base Rate Loan or a Eurodollar Rate Loan. The interest rate per annum for Base Rate Loans is determined by reference to the higher of (1) the federal funds rate plus 0.50%, (2) the prime rate as announced by Bank of America, N.A. and (3) a LIBOR rate determined as provided in the New Credit Facility plus 1.50%, in each case plus an applicable margin. The applicable margin for Base Rate Loans is initially 1.50% per annum but may decrease to 1.25% or increase to 1.75% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA (as each such term in defined in the New Credit Facility). Eurodollar Rate Loans bear interest at the Eurodollar Rate defined in the New Credit Facility, plus an applicable margin. The applicable margin for Eurodollar Rate Loans is initially 2.50% per annum but may decrease to 2.25% or increase to 2.75% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA.

In addition to paying interest on outstanding borrowings under the New Credit Facility, the Company is required to pay a quarterly commitment fee based on the applicable commitment fee rate multiplied by the actual daily amount by which the Maximum Commitment exceeds the aggregate outstanding amount of all loans and all letter of credit obligations under the New Credit Facility. The commitment fee rate is initially 0.50% per annum but may decrease to 0.40% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA. The Company is also required to pay a quarterly letter of credit fee for each letter of credit based on the daily maximum amount available to be drawn under the letter of credit multiplied by the letter of credit fee rate. The letter of credit fee rate is initially 2.50% per annum but may decrease to 2.25% or increase to 2.75% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA.

The New Credit Facility requires the Company to maintain: (1) a minimum leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA of 2.00:1.00, (2) a minimum Fixed Charge Coverage Ratio (as defined in the New Credit Facility) of not less than 3.00:1.00, and (3) a Consolidated Liquidity Ratio (as defined in the New Credit Facility) of not less than 1.50:1.00. The New Credit Facility also contains customary limitations on the Company's and its subsidiaries' ability to incur liens or indebtedness, make investments or certain restricted payments, merge with or acquire other companies, liquidate or dissolve, dispose of assets, substantially change the nature of the Company's business, and engage in transactions with affiliates. Upon the occurrence of an event of default under the New Credit Facility, the lender may cease making loans, terminate the New Credit Facility, and declare all amounts outstanding to be immediately due and payable. The New Credit Facility specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment of principal and interest when due, failure to satisfy the covenants in the New Credit Facility, including the financial covenants described above, default of certain other indebtedness, bankruptcy or insolvency and a change of control.

As of September 27, 2009, we had no material commitments for capital expenditures. Based upon information currently available to us, we believe that we can meet our cash requirements and capital commitments in the foreseeable future with cash balances, internally generated funds from ongoing operations and, if necessary, from the available line of credit.

Contractual Obligations

The following table summarizes our contractual payment obligations and commitments, excluding liability related to uncertain tax positions, at September 27, 2009 (amounts in thousands):

	Payments due by period					
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Imputed Interest
Capital leases	$ 3,300	$ 356	$ 659	$ 589	$ 5,266	$(3,570)
Operating leases	21,516	6,392	7,459	4,759	2,906	—
Purchase obligations	15,867	13,714	2,003	150	—	—
Other long-term liabilities	4,021	75	247	76	3,623	—
Total	$44,704	$20,537	$10,368	$5,574	$11,795	$(3,570)

As of September 27, 2009, we recorded $15.5 million in long-term liabilities for accrued taxes related to uncertain tax positions and are not able to reasonably estimate the timing of the long-term payments, or the amount by which our liability will increase or decrease over time; therefore, the liability related to uncertain tax positions has not been included in the contractual obligations table.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. Additional authoritative guidance issued in February 2008 deferred the effective date of this authoritative guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those years (our fiscal year 2010). Additional authoritative guidance issued in October 2008 and April 2009 provided additional guidance on determining fair value in an inactive market and when volume and level of activity have significantly decreased. The adoption of the authoritative guidance, excluding authoritative guidance related to nonfinancial assets and nonfinancial liabilities, did not result in a material impact to our consolidated financial position, results of operations or cash flows. We are currently evaluating the potential impact of adopting authoritative guidance with regard to nonfinancial assets and nonfinancial liabilities.

In February 2007, the FASB issued authoritative guidance that provided a fair value option for financial assets and financial liabilities. This authoritative guidance permits entities to choose to measure many financial instruments and certain other items at fair value. We adopted the provisions of this authoritative guidance in the first quarter of fiscal year 2009 and elected the fair value option in valuing our settlement agreement related to auction rate securities. The adoption did not result in a material impact to our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued authoritative guidance that required the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, establishes principles and requirements for how an acquirer recognizes and measures any non-controlling interest in the acquiree and the goodwill acquired, and requires the acquirer to disclose the nature and financial effect of the business combination. Among other changes, this statement also required that "negative goodwill" be recognized in earnings as a gain attributable to the acquisition and that acquisition related costs are to be recognized separately from the acquisition and expensed as incurred. In December 2007, the FASB also issued authoritative guidance related to non-controlling interests in consolidated financial statements. In the event an entity holds less than a full ownership interest, this guidance provides for the recognition, measurement and subsequent accounting for the non-controlling interest included in the entity's consolidated financial statements. These authoritative guidance are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (our fiscal year 2010). We are currently evaluating the potential impact of these authoritative guidance but the impact is dependent on the specific terms of any potential future business combinations or acquisitions involving non-controlling interests.

In March 2008, the FASB issued authoritative that changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This authoritative guidance is effective as of the beginning of an entity's first fiscal period, including interim periods, that begin after November 15, 2008 (our second quarter of fiscal year 2009). The adoption of this authoritative guidance did not result in a material impact to our consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued authoritative guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a certain recognized intangible asset. This authoritative guidance was intended to improve the consistency between the useful life of certain recognized intangible asset the period of expected cash flows used to measure the fair value of an asset. This authoritative guidance is effective for intangible assets acquired on or after the beginning of an entity's first fiscal period, including interim periods, that begin after December 15, 2008 (our second quarter of fiscal year 2009). The adoption of this authoritative guidance did not result in a material impact to our consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued authoritative guidance that clarified that share-based payment awards that entitle their holders to receive non-forfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the calculation of basic earnings per share. This authoritative guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 (our fiscal year 2010), as well as interim periods in those years. Once effective, all prior period earnings per share data presented must be adjusted retrospectively and early application is not permitted. We are currently evaluating the impact of this authoritative guidance.

In November 2008, the Emerging Issues Task Force ("EITF") of the FASB reached a final consensus on authoritative guidance that concluded that a defensive intangible asset should be considered a separate unit of accounting and not be combined with an existing asset whose value it may enhance. In addition, a useful life should be assigned that reflects the acquiring entity's consumption of the defensive asset's expected benefits. This authoritative guidance will be applied prospectively for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (our fiscal year 2010). We are currently evaluating the impact of this authoritative guidance, but the potential impact is dependent on the specific terms of any potential future business combinations or acquisitions.

In April 2009, the FASB issued authoritative guidance that required disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements and required disclosures in summarized financial information at interim reporting periods. This guidance stated that an entity shall disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. An entity also shall disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments and shall describe changes in method(s) and significant assumptions, if any, during the period. This authoritative guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this authoritative guidance only if it also elects to early adopt certain other authoritative guidance related to the fair value of financial assets and financial liabilities. We elected to adopt these authoritative guidance in the quarter ended March 29, 2009, and the adoption did not result in a material impact to our consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, which provides clarification for measuring fair value when a quoted price in an active market for the identical liability is not available. ASU No. 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU No. 2009-05 is effective for us beginning after September 27, 2009. We are currently assessing the impact of ASU 2009-05 on our consolidated financial position and results of operation.

In September 2009, the FASB issued ASU No. 2009-13 which eliminates the criterion for objective and reliable evidence of fair value for the undelivered products or services. Instead, revenue arrangements with multiple deliverables should be divided into separate units of accounting provided the deliverables meet certain criteria. ASU No. 2009-13 provides a hierarchy for estimating the selling price for each of the deliverables. ASU No. 2009-13 eliminates the use of the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (our fiscal year 2011). Early adoption is permitted. We are currently assessing the impact of ASU No. 2009-13 on our consolidated financial position and results of operation.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Market risk is the potential loss arising from adverse changes in credit risk, foreign currency exchange rates, interest rates or the stock market. We are exposed to various market risks, which are related to credit risks, changes in certain foreign currency exchange rates and changes in certain interest rates.

We invest cash balances in excess of projected liquidity needs primarily in money market funds and auction rate securities. All of our investments to date have maintained triple-A ratings; however, current credit market disruptions, particularly related to auction rate securities, may adversely affect the ratings of our investments. At September 27, 2009, our investment in auction rate securities consisted of auction rate bonds whose principal and interest are federally guaranteed by the Family Federal Education Loan Program. We previously had a practice of investing in auction rate securities and selling the securities prior to our interim and year-end reporting periods. We purchased the auction rate securities held at September 27, 2009 in January 2008 and experienced auction failures in mid-February 2008 that have impacted the liquidity of our investment in auction rate securities. Auction failures do not represent a default of the security.

We have entered into a settlement agreement with the financial institution where we hold our investment in auction rate securities and, per the terms of the settlement agreement: a) on November 3, 2008, the financial institution repurchased our $15.5 million investment in auction rate preferred shares at par plus accrued interest; b) we hold rights to sell our $46.6 million investment in auction rate bonds back to the financial institution at par plus accrued interest beginning June 30, 2010 through July 2, 2012 ("ARS Rights"); and c) we are permitted to borrow at "no net cost" the full par value of our investment in auction rate bonds.

During the quarter ended March 29, 2009, we monetized all auction rate securities at full par value of $46.6 million via the "no net cost" auction rate securities credit facility, which resulted in an increase of $46.6 million in the balance of our cash and cash equivalents and a corresponding increase in borrowing under our auction rate securities credit facility. The credit facility, which is maintained by a subsidiary of the financial institution where we hold our investment in auction rate securities, is collateralized by any balances held in a collateral account at the subsidiary. The only balances held in the collateral account since the settlement date are the auction rate securities. The outstanding amounts under the credit facility may become due and payable upon demand, provided that the parent financial institution is required, either itself or through an affiliate, to provide alternative financing on substantially the same terms as soon as reasonably possible. While the financial institution may repurchase our investment in auction rate securities prior to June 30, 2010, we intend to put these auction rate securities back to the financial institution and use the proceeds to repay the credit facility when permitted by the

ARS Rights. As such, at September 27, 2009, we have classified both the investment in auction rate securities and auction rate securities credit facility as current.

For our investment in auction rate securities, we evaluated counterparty risk with regard the settlement agreement and concluded, as of September 27, 2009, that non-performance risk was nominal. At September 27, 2009, we concluded that any other-than temporary impairment in the fair value of our auction rate securities would be offset substantially by the fair value recognized for the rights provided to us in the settlement agreement. As such, the investment in auction rate securities and the fair value of the auction rate securities settlement agreement are recorded at $46.6 million, the par value of the auction rate bonds.

Subsequent to September 27, 2009 an issuer called $10.0 million in auction rate bonds at par plus accrued interest. As such, our remaining investment in auction rate securities and the corresponding auction rate securities credit facility were each $36.6 million.

We classify assets and liabilities carried at fair value in one of the following three categories: Level 1 – quoted market prices in active markets for identical assets and liabilities that an entity has the ability to access at the measurement date; Level 2 – observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date; and Level 3 – unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date. Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety. We elected to measure the fair value of the auction rate securities settlement agreement at fair value.

Our cash and cash equivalents are classified as Level 1, and our investment in auction rate securities and the fair value of the settlement agreement are classified as Level 3. For our investment in auction rate securities, we evaluated counterparty risk with regards to the settlement agreement and concluded, as of September 27, 2009, that non-performance risk was nominal. At September 27, 2009, we concluded that any other-than-temporary impairment in the fair value of our auction rate securities would be offset substantially by the fair value recognized for the rights provided to us in the settlement agreement. As such, the investment in auction rate securities and the fair value of the auction rate securities settlement agreement are recorded at $46.6 million, the par value of the auction rate bonds.

However, given that there is currently no active secondary market for our investment in auction rate securities, the determination of fair market value in the future could be negatively impacted by many factors including but not limited to, failure of the financial institution to meet its obligations under the settlement agreement, continuing illiquidity in the market for auction rate securities for an extended period of time, a lack of action by the issuers to establish different forms of financing to replace or redeem these securities, changes in the credit quality of the underlying securities and changes in market interest rates above contractual maximum interest rates on the underlying auction rate securities. Should credit market disruptions continue or increase in magnitude or if our assessment of the counterparty risk indicates an increased potential for non-performance, we may be required to record an impairment on our investments or consider that an ultimate liquidity event may take longer than currently anticipated. We currently do not anticipate an impairment of our investments that would not be substantially offset by the fair value recognized for the rights provided to us in the settlement agreement; however, if we had to record any impairment, for every 1% decline in principal, a decrease in value of approximately $0.5 million would occur.

We conduct a relatively small portion of our business in a number of foreign currencies, principally the European Union Euro, British Pound, Israeli Shekel and Chinese RMB. We may receive some revenues in foreign currencies and purchase some inventory and services in foreign currencies. Accordingly, we are exposed to transaction gains and losses that could result from changes in exchange rates of foreign currencies relative to the U.S. dollar. Transactions in foreign currencies have represented a relatively small portion of our business. As a result, foreign currency fluctuations have not had a material impact historically on our revenues or results of operations. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have material adverse effects on our results of operations, cash flows or financial condition. We have not conducted a foreign currency hedging program thus far. We have and may continue to consider the adoption of a foreign currency hedging program.

We did not enter into derivative financial instruments and did not enter into any other financial instruments for trading or speculative purposes or to hedge exposure to interest rate risks. Our other financial instruments consist primarily of cash, accounts receivable, accounts payable and long-term obligations. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments and short-term obligations. As a result, we do not expect fluctuations in interest rates to have a material impact on the fair value of these instruments. Accordingly, we have not engaged in transactions intended to hedge our exposure to changes in interest rates.

We entered into an unsecured Revolving Credit Agreement dated as of December 29, 2006 with a Stated Maturity Date of January 1, 2010 with Comerica Bank (the "Revolving Credit Agreement") with maximum available borrowing amounts set at $75 million, $60 million and $50 million in the agreement's first, second and third years, respectively. As of September 27, 2009, we were in compliance with the financial covenants required by the Revolving Credit Agreement. As of September 27, 2009, we were in the third year of the agreement, there were no borrowings outstanding against the Revolving Credit Agreement, $0.4 million was outstanding in the form of a letter of credit, and $49.6 million was available for borrowing under the Revolving Credit Agreement.

On October 2, 2009, we terminated the Revolving Credit Agreement and on October 5, 2009, we entered into a Credit Agreement with Bank of America, N.A. (the "New Credit Facility"). The New Credit Facility is scheduled to mature on October 5, 2012. The New Credit Facility provides for a revolving line of credit of up to $50 million (the "Maximum Commitment"). The New Credit Facility is available for direct borrowings and, subject to the Maximum Commitment, up to $20 million of the New Credit Facility is available for the issuance of letters of credit. Borrowings under the New Credit Facility may be used for working capital and other lawful corporate purposes. The Company has no direct borrowings and $400,000 in letters of credit outstanding under the New Credit Facility.

Interest accruing on the amount of direct borrowings under the New Credit Facility is determined based upon the Company's choice of either a Base Rate Loan or a Eurodollar Rate Loan. The interest rate per annum for Base Rate Loans is determined by reference to the higher of (1) the federal funds rate plus 0.50%, (2) the prime rate as announced by Bank of America, N.A. and (3) a LIBOR rate determined as provided in the New Credit Facility plus 1.50%, in each case plus an applicable margin. The applicable margin for Base Rate Loans is initially 1.50% per annum but may decrease to 1.25% or increase to 1.75% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA (as each such term in defined in the New Credit Facility). Eurodollar Rate Loans bear interest at the Eurodollar Rate defined in the New Credit Facility, plus an applicable margin. The applicable margin for Eurodollar Rate Loans is initially 2.50% per annum but may decrease to 2.25% or increase to 2.75% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA.

In addition to paying interest on outstanding borrowings under the New Credit Facility, the Company is required to pay a quarterly commitment fee based on the applicable commitment fee rate multiplied by the actual daily amount by which the Maximum Commitment exceeds the aggregate outstanding amount of all loans and all letter of credit obligations under the New Credit Facility. The commitment fee rate is initially 0.50% per annum but may decrease to 0.40% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA. The Company is also required to pay a quarterly letter of credit fee for each letter of credit based on the daily maximum amount available to be drawn under the letter of credit multiplied by the letter of credit fee rate. The letter of credit fee rate is initially 2.50% per annum but may decrease to 2.25% or increase to 2.75% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA.

The New Credit Facility requires the Company to maintain: (1) a minimum leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA of 2.00:1.00, (2) a minimum Fixed Charge Coverage Ratio (as defined in the New Credit Facility) of not less than 3.00:1.00, and (3) a Consolidated Liquidity Ratio (as defined in the New Credit Facility) of not less than 1.50:1.00. The New Credit Facility also contains customary limitations on the Company's and its subsidiaries' ability to incur liens or indebtedness, make investments or certain restricted payments, merge with or acquire other companies, liquidate or dissolve, dispose of assets, substantially change the nature of the Company's business, and engage in transactions with affiliates. Upon the occurrence of an event of default under the New Credit Facility, the lender may cease making loans, terminate the New Credit Facility, and declare all amounts outstanding to be immediately due and payable. The New Credit Facility specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment of principal and interest when due, failure to satisfy the covenants in the New Credit Facility, including the financial covenants described above, default of certain other indebtedness, bankruptcy or insolvency and a change of control.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

MICROSEMI CORPORATION AND SUBSIDIARIES

Index to Financial Statements

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the consolidated financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Microsemi Corporation:

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 8(1) present fairly, in all material respects, the financial position of Microsemi Corporation and its subsidiaries at September 27, 2009 and September 28, 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 27, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 8(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 27, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report to Stockholders on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 7 to the consolidated financial statements, for the year ended September 28, 2008, the Company changed the manner in which it accounts for uncertain tax positions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's report on internal control over financial reporting appearing under Item 9A, management has excluded Power Management Group, RF Integrated Solutions, and the business acquired from Nexsem, Inc., from its assessment of internal control over financial reporting as of September 27, 2009 because they were acquired in purchase business combinations during the year ended September 27, 2009. The total assets and total revenues excluded represented approximately 2% and 8% of consolidated total assets and revenues, respectively, as of and for the year ended September 27, 2009.

/s/ PricewaterhouseCoopers LLP
Orange County, California
November 20, 2009

MICROSEMI CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except per share data)

	September 27, 2009	September 28, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$216,742	$107,197
Investment in auction rate securities	46,550	62,000
Accounts receivable, net of allowance for doubtful accounts of $2,302 at September 27, 2009 and $1,731 at September 28, 2008	62,543	103,467
Inventories	95,372	121,726
Deferred income taxes	10,697	13,375
Other current assets	22,818	10,921
Total current assets	454,722	418,686
Property and equipment, net	68,698	78,589
Deferred income taxes	—	6,456
Goodwill	222,731	201,183
Intangible assets, net	55,283	49,242
Other assets	9,696	6,452
TOTAL ASSETS	$811,130	$760,608
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 15,211	$ 29,425
Accrued liabilities	38,577	37,395
Auction rate securities credit facility	46,550	—
Current maturity of long-term liabilities	431	406
Total current liabilities	100,769	67,226
Long-term liabilities	34,010	20,212
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock, $1.00 par value; authorized 1,000 shares; none issued	—	—
Common stock, $0.20 par value; issued and outstanding 81,413 and authorized 250,000 at September 27, 2009 and issued and outstanding 79,797 and authorized 250,000 September 28, 2008, respectively	16,282	15,959
Capital in excess of par value of common stock	512,862	483,233
Retained earnings	146,675	173,498
Accumulated other comprehensive income	532	480
Total stockholders' equity	676,351	673,170
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$811,130	$760,608

The accompanying notes are an integral part of these statements.

MICROSEMI CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For each of the three fiscal years in the period ended September 27, 2009
(amounts in thousands, except earnings per share)

	2009	2008	2007
Net sales	$452,972	$514,067	$442,252
Cost of sales	272,565	285,095	261,214
Gross profit	180,407	228,972	181,038
Operating expenses:			
Selling and general and administrative	113,080	105,297	87,904
In-process research & development	1,310	440	20,940
Amortization of intangible assets	15,203	11,828	11,890
Research and development costs	41,435	45,008	42,163
Restructuring and severance charges	13,264	2,856	1,098
Impairment charges related to facility closures	6,185	—	—
Gain on dispositions of operating assets, net	—	—	(4,145)
Total operating expenses	190,477	165,429	159,850
Operating income (loss)	(10,070)	63,543	21,188
Other income (expenses):			
Interest expense	(352)	(214)	(943)
Interest income	1,221	3,414	5,153
Other, net	327	(272)	(69)
Total other income	1,196	2,928	4,141
Income (loss) before income taxes	(8,874)	66,471	25,329
Provision for income taxes	17,949	16,817	15,511
Net income (loss)	$ (26,823)	$ 49,654	$ 9,818
Earnings (loss) per share:			
Basic	$ (0.34)	$ 0.64	$ 0.13
Diluted	$ (0.34)	$ 0.63	$ 0.13
Weighted-average common shares outstanding:			
Basic	79,350	77,292	74,027
Diluted	79,350	79,400	76,154

The accompanying notes are an integral part of these statements.

MICROSEMI CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For each of the three fiscal years in the period ended September 27, 2009

(amounts in thousands)

	Common Stock		Capital in Excess of Par value of Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balance at October 1, 2006	71,572	$14,316	$324,298	$114,439	$ 74	$453,127
Proceeds from exercise of stock options	2,382	476	21,963	—	—	22,439
Shares exchanged for options exercised	(45)	(8)	(953)	—	—	(961)
Grants, conversions and cancellations of restricted share awards	154	31	(31)	—	—	—
Issuance of stock related to an acquisition	3,091	616	68,248	—	—	68,864
Tax benefit – stock-based compensation	—	—	6,254	—	—	6,254
Stock-based compensation	—	—	9,498	—	—	9,498
Comprehensive income	—	—	—	9,818	366	10,184
Balance at September 30, 2007	77,154	$15,431	$429,277	$124,257	$440	$569,405
Proceeds from exercise of stock options	2,144	428	25,935	—	—	26,363
Shares exchanged for options exercised	(15)	(3)	(325)	—	—	(328)
Grants and cancellations of restricted share awards	514	103	(103)	—	—	—
Tax benefit – stock-based compensation	—	—	7,903	—	—	7,903
Stock-based compensation	—	—	20,546	—	—	20,546
Cumulative impact of the adoption of authoritative guidance on accounting for uncertain tax positions	—	—	—	(413)	—	(413)
Comprehensive income	—	—	—	49,654	40	49,694
Balance at September 28, 2008	79,797	$15,959	$483,233	$173,498	$480	$673,170
Proceeds from exercise of stock options	277	55	2,805	—	—	2,860
Grants and cancellations of restricted share awards	1,339	268	(268)	—	—	—
Tax benefit – stock-based compensation	—	—	41	—	—	41
Stock-based compensation	—	—	27,051	—	—	27,051
Comprehensive income (loss)	—	—	—	(26,823)	52	(26,771)
Balance at September 27, 2009	81,413	$16,282	$512,862	$146,675	$532	$676,351

The accompanying notes are an integral part of these statements.

MICROSEMI CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the three fiscal years in the period ended September 27, 2009
(amounts in thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	$ (26,823)	$ 49,654	$ 9,818
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	33,145	28,840	27,047
Provision for doubtful accounts	571	307	2,002
Loss (gain) on disposition of assets	953	143	(4,145)
Impairment charges related to facility closures	6,185	—	—
In process research and development	1,310	440	20,940
Deferred income taxes	(18,610)	(8,446)	(10,421)
Valuation allowance on deferred income taxes	39,389	3,671	8,859
Charge for stock based compensation	26,933	20,973	9,497
Change in assets and liabilities (net of acquisitions and disposition):			
Accounts receivable	46,450	(19,722)	(9,029)
Inventories	30,188	(4,134)	(20,807)
Other current assets	(6,229)	(37)	(2,721)
Other assets	(2,762)	208	—
Accounts payable	(17,048)	2,983	3,599
Accrued liabilities	(4,601)	101	(9,778)
Income taxes payable	—	—	(3,188)
Other long-tem liabilities	(1,851)	16,812	909
Net cash provided by operating activities	107,200	91,793	22,582
Cash flows from investing activities:			
Purchases of property and equipment	(12,625)	(25,202)	(18,725)
Sale of short term investments	—	—	63,045
Purchases of available for sale securities	—	(62,875)	—
Proceeds from sale of available for sale securities	15,450	875	—
Proceeds from the divestiture of Semicoa	5,817	—	—
Proceeds from sales of property, plant and equipment	60	—	11,241
Acquisition of certain business assets and businesses, net of cash acquired	(55,355)	(35,681)	(157,305)
Changes in other assets	(501)	(333)	(3,989)
Net cash used in investing activities	(47,154)	(123,216)	(105,733)
Cash flows from financing activities:			
Proceeds from auction rate securities credit facility	46,550	—	—
Borrowings from loan facility	—	981	—
Excess tax benefit from options	89	3,916	3,943
Exercise of employee stock options	2,860	26,038	21,478
Net cash provided by financing activities	49,499	30,935	25,421
Net increase (decrease) in cash and cash equivalents	109,545	(488)	(57,730)
Cash and cash equivalents at beginning of year	107,197	107,685	165,415
Cash and cash equivalents at end of year	$216,742	$ 107,197	$ 107,685
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest	$ 340	$ 214	$ 943
Income taxes	$ 4,705	$ 3,536	$ 16,319

The accompanying notes are an integral part of these statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

We are a leading designer, manufacturer and marketer of high performance analog and mixed-signal integrated circuits and high-reliability semiconductors. Our semiconductors manage and control or regulate power, protect against transient voltage spikes and transmit, receive and amplify signals.

Our products include individual components as well as integrated circuit solutions that enhance customer designs by reducing size, protecting circuits, improving performance, reliability, and battery optimization. The principal markets we serve include defense, commercial air/satellite, industrial/semicap, medical, mobile connectivity and notebook, LCD television and displays.

In fiscal year 2006, we entered into a definitive agreement and plan of merger with PowerDsine Ltd. ("PowerDsine"), an Israeli corporation, and Pinnacle Acquisition Corporation, Ltd., an Israeli corporation that is an indirect wholly-owned subsidiary of Microsemi. We completed the merger in fiscal year 2007 and subsequently renamed PowerDsine Ltd., Microsemi Corp. – Analog Mixed Signal Group, Ltd. ("AMSGL").

During fiscal year 2008, we acquired substantially all the assets of Microwave Device Technology Corporation ("MDT") and SEMICOA and all the common stock of TSI Microelectronics Corporation ("TSI"). MDT was integrated into our existing operations in Lowell, Massachusetts. SEMICOA and TSI were integrated into our existing operations in Lawrence, Massachusetts.

During fiscal year 2009, we entered into a stock purchase agreement in which we acquired all the shares of Electro Module, Inc. and its wholly-owned subsidiary, Babcock, Inc. Babcock, Inc. is a leading manufacturer of high-reliability power supplies, relays and flat panel displays and supplies. We subsequently renamed Babcock, Inc., "Microsemi Corp. – Power Management Group" ("PMG"). Also during fiscal year 2009, we entered into an asset purchase agreement in which we acquired substantially all the assets of the Defense and Security business of Endwave Corporation. The Defense and Security business designs, manufactures and markets radio frequency modules that enable the transmission, reception and processing of high frequency signals. Markets for these products include defense electronics, homeland security systems and other applications that require high frequency radio frequency circuitry and subsystems. We subsequently renamed the Defense and Security business of Endwave Corporation, "Microsemi Corp. – RF Integrated Solutions." Our final acquisition in fiscal year 2009, was of Nexsem, Inc. in which we entered into an asset purchase agreement to acquire substantially all of its assets. Nexsem, Inc. is a designer and marketer of high-voltage DC to DC conversion devices for applications such as in LCD televisions, set top boxes, notebooks and netbooks. In the fourth quarter of fiscal year 2009 and in connection with a settlement with the United States Department of Justice, we entered into an agreement which, in substance, resulted in the divestiture of the assets purchased from SEMICOA.

Fiscal Year

We report results of operations on the basis of fifty-two and fifty-three week periods. Each of the fiscal years ended on September 27, 2009 ("fiscal year 2009"), September 28, 2008 ("fiscal year 2008") and September 30, 2007 ("fiscal year 2007") consisted of fifty-two weeks.

Principles of Consolidation and Presentation of Financial Information

The consolidated financial statements include the accounts of Microsemi and our subsidiaries. All intercompany transactions and balances have been eliminated. In preparing these financial statements, we evaluated the events and transactions that occurred between September 27, 2009 through November 24, 2009, the date these financial statements were issued.

On July 1, 2009, we adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10. ASC 105-10 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. The adoption of ASC 105-10 did not result in a material impact to our consolidated financial position, results of operations or cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments with maturities of three months or less at date of acquisition to be cash equivalents.

Accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The accounts receivable amount shown in the balance sheet are trade accounts receivable balances at the respective dates, net of allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on our historical write-off experience. We review our allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when we determine that it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers. With the exception of one distributor who entered into bankruptcy and for whom we charged off approximately $1.5 million against the allowance for doubtful accounts in fiscal year 2007, actual bad debt has been within our expectations and the provisions established, and has been consistent with experience of prior years.

Inventories

Inventories are stated at the lower of cost, as determined using the first-in, first-out ("FIFO") method, or market. Costs include materials, labor and manufacturing overhead. We evaluate the carrying value of our inventories taking into account such factors as historical and anticipated future sales compared with quantities on hand and the price we expect to obtain for our products in their respective markets. We also evaluate the composition of our inventories to identify any slow-moving or obsolete products. Additionally, inventory reserves are established based upon such judgments for any inventories that are identified as having a net realizable value less than their cost, which is further reduced by related selling expenses. Historically, the net realizable value of our inventories has generally been within management's estimates.

Investment in Available for Sale Securities

We invest cash balances in excess of projected liquidity needs primarily in money market funds and auction rate securities. All of our investments to date have maintained triple-A ratings; however, current credit market disruptions, particularly related to auction rate securities, may adversely affect the ratings of our investments. At

September 27, 2009, our investment in auction rate securities consisted of auction rate bonds whose principal and interest are federally guaranteed by the Family Federal Education Loan Program. We previously had a practice of investing in auction rate securities and selling the securities prior to our interim and year-end reporting periods. We purchased the auction rate securities held at September 27, 2009 in January 2008 and experienced auction failures in mid-February 2008 that have impacted the liquidity of our investment in auction rate securities. Auction failures do not represent a default of the security.

We have entered into a settlement agreement with the financial institution where we hold our investment in auction rate securities and, per the terms of the settlement agreement: a) on November 3, 2008, the financial institution repurchased our $15.5 million investment in auction rate preferred shares at par plus accrued interest; b) we hold rights to sell our $46.6 million investment in auction rate bonds back to the financial institution at par plus accrued interest beginning June 30, 2010 through July 2, 2012 ("ARS Rights"); and c) we are permitted to borrow at "no net cost" the full par value of our investment in auction rate bonds.

During the quarter ended March 29, 2009, we monetized all auction rate securities at full par value of $46.6 million via the "no net cost" auction rate securities credit facility, which resulted in an increase of $46.6 million in the balance of our cash and cash equivalents and a corresponding increase in borrowing under our auction rate securities credit facility. The credit facility, which is maintained by a subsidiary of the financial institution where we hold our investment in auction rate securities, is collateralized by any balances held in a collateral account at the subsidiary. The only balances held in the collateral account since the settlement date are the auction rate securities. The outstanding amounts under the credit facility may become due and payable upon demand, provided that the parent financial institution is required, either itself or through an affiliate, to provide alternative financing on substantially the same terms as soon as reasonably possible. While the financial institution may repurchase our investment in auction rate securities prior to June 30, 2010, we intend to put these auction rate securities back to the financial institution and use the proceeds to repay the credit facility when permitted by the ARS Rights. As such, at September 27, 2009, we have classified both the investment in auction rate securities and auction rate securities credit facility as current.

We classify assets and liabilities carried at fair value in one of the following three categories: Level 1 – quoted market prices in active markets for identical assets and liabilities that an entity has the ability to access at the measurement date; Level 2 – observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date; and Level 3 – unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date. Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety. We elected to measure the fair value of the auction rate securities settlement agreement at fair value.

Our cash and cash equivalents are classified as Level 1, and our investment in auction rate securities and the fair value of the settlement agreement are classified as Level 3. For our investment in auction rate securities, we evaluated counterparty risk with regards to the settlement agreement and concluded, as of September 27, 2009, that non-performance risk was nominal. At September 27, 2009, we concluded that any other-than-temporary impairment in the fair value of our auction rate securities would be offset substantially by the fair value recognized for the rights provided to us in the settlement agreement. As such, the investment in auction rate securities and the fair value of the auction rate securities settlement agreement are recorded at $46.6 million, the par value of the auction rate bonds.

However, given that there is currently no active secondary market for our investment in auction rate securities, the determination of fair market value in the future could be negatively impacted by many factors including but not limited to, failure of the financial institution to meet its obligations under the settlement agreement, continuing illiquidity in the market for auction rate securities for an extended period of time, a lack of action by the issuers to establish different forms of financing to replace or redeem these securities, changes in the credit quality of the underlying securities and changes in market interest rates above contractual maximum interest rates on the underlying auction rate securities. Should credit market disruptions continue or increase in magnitude or if our assessment of the counterparty risk indicates an increased potential for non-performance, we may be required to record an impairment on our investments or consider that an ultimate liquidity event may take longer than currently anticipated. We currently do not anticipate an impairment of our investments that would not be substantially offset by the fair value recognized for the rights provided to us in the settlement agreement; however, if we had to record any impairment, for every 1% decline in principal, a decrease in value of approximately $0.5 million would occur.

Fair Value of Financial Instruments

The carrying values of cash equivalents, accounts receivable, investment in marketable securities, accounts payable, accrued liabilities, notes payable and certain other current assets approximate their fair values because of their short maturity or ability for us to convert them into cash. The carrying value of our long-term liabilities at September 27, 2009 and September 28, 2008 approximates fair value based upon the current rate offered to us for obligations of the same remaining maturities.

Property and Equipment

Property and equipment are stated at lower of cost or realizable values. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives. Maintenance and repairs are charged to expense as incurred and the costs of additions and betterments that increase the useful lives of the assets are capitalized.

Long-Lived Assets

We assess the impairment of property, plant and equipment and amortizable intangible assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the undiscounted estimated future cash flows expected to result from their use.

We are required to make judgments and assumptions in identifying those events or changes in circumstances that may trigger impairment. Some of the factors we consider include:

- Significant decrease in the market value of an asset.
- Significant changes in the extent or manner for which the asset is being used or in its physical condition including manufacturing plant closures.
- A significant change, delay or departure in our business strategy related to the asset.
- Significant negative changes in the business climate, industry or economic conditions.
- Current period operating losses or negative cash flow combined with a history of similar losses or a forecast that indicates continuing losses associated with the use of an asset.

If events or circumstances indicate that the carrying amount of a long-lived asset or asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying value, an impairment loss equal to the excess of the carrying value of the assets within the asset group over their fair value is recorded. The appropriate asset group is determined based on the lowest level of largely independent cash inflows and outflows for the related assets. Depending on the nature of the primary assets in the asset group, fair value is estimated using one of several approaches including replacement cost, appraised values, market quotes or estimated expected future cash flows using a discount rate commensurate with the risk involved. During fiscal year 2009, we recorded a held for sale impairment of $1.7 million related to the real estate and building for our closed manufacturing facility in Broomfield, Colorado and a held and used impairment of $4.5 million for the anticipated closure of our manufacturing facility in Scottsdale, Arizona to reflect our long-lived assets at their lower fair value.

Goodwill and Intangible Assets

We account for goodwill on an impairment-only approach and amortize intangible assets with known useful lives over their respective useful lives. At least annually, and whenever events or changes in circumstances indicate that it is more likely than not that an impairment loss has been incurred, we are required to reassess goodwill. Whenever we determine that there has been an impairment of goodwill or other intangible assets with indefinite lives, we will record an impairment charge against earnings, which equals the excess of the carrying value of goodwill over its then fair value, and a reduction in goodwill on our balance sheet. The identification of intangible assets and determination of the fair value and useful lives are subjective in nature and often involve the use of significant estimates and assumptions. The judgments made in determining the estimated useful lives assigned to each class of assets can significantly affect net income. We perform our annual review for goodwill impairment in the fourth quarter of each fiscal year.

Revenue Recognition, Sales Returns and Allowances

We primarily recognize revenue to customers, including distributors, when title and risk of loss have passed to the customer provided that: 1) evidence of an arrangement exists; 2) delivery has occurred; 3) the fee is fixed or determinable; and 4) collectability is reasonably assured. For substantially all sales, revenue is recognized at the time the product is shipped.

We enter into contracts with certain distributors, and these contracts may permit very limited stock rotation returns. We provide an estimated allowance for such returns, and corresponding reductions in revenue are concurrently recorded, based on several factors including past history and notification from customers of pending returns. Actual returns have been within management's expectations. Estimated reductions to revenue are also recorded for customer incentive programs consisting of price protection and volume purchase rebates. Such programs are limited and actual reductions to revenue have been within management's expectations.

We also derive a portion of our revenue from fixed-price contracts. Revenue for these contracts are recorded under a percentage of completion method, which is based on the ratio of total costs incurred to date to estimated total costs at completion. Gross profit expected to be realized on fixed-price contracts are based on periodic estimates of total revenues and costs for each contract. Losses on contracts are accrued when estimated total costs exceed total revenues. Occasionally, we will enter into contracts on a cost plus fee basis. We recognize revenue based on reimbursements for actual expenses plus the contractually agreed upon fee with the customer.

Research and Development

We expense the cost of research and development as incurred. Research and development expenses principally comprise payroll and related costs, supplies, and the cost of prototypes. In-process research and development (IPR&D) represents the present value of the estimated after-tax cash flows expected to be generated by purchased technologies that, as of the acquisition date, had not yet reached technological feasibility.

Restructuring Charges

We recognize a liability for restructuring costs when the liability is incurred. The restructuring accruals are based upon management estimates at the time they are recorded and can change depending upon changes in facts and circumstances subsequent to the date the original liability was recorded. The main components of our restructuring charges are workforce reductions and elimination of excess facilities. Workforce-related charges are accrued when it is determined that a liability exists, which is generally when individuals have been notified of their expected termination dates and expected severance payments or when formal severance plans exist, when the severance payments are probable and reasonably estimable. The elimination of excess facilities result in charges for lease termination fees, future contractual commitments to pay lease charges net of estimated sublease income, facility remediation costs and moving costs to remove property and equipment from the facilities. We recognize charges for elimination of excess facilities when we have vacated the premises or ceased use of the facility.

Stock-Based Compensation

Compensation expense for stock options was calculated based on the date of grant or conversion using the Black-Scholes option pricing model with exercise prices equal to the closing price of our common stock on the date of grant. Restricted stock awards were granted to employees with compensation expense determined based on the closing price of our common stock on the date of grant. Stock options and restricted stock awards are subject to forfeiture if length of service requirements are unmet. Expected life was estimated based on historical exercise data that was stratified between members of the Board of Directors, executive employees and all other recipients. Expected volatility was estimated based on historical volatility using equally weighted daily price observations over a period approximately equal to the expected life of each option. The risk free interest rate is based on the implied yield currently available on U.S. Treasury securities with an equivalent remaining term. No dividends are expected to be paid.

Accounting For Income Taxes

We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate the need to establish a valuation allowance for deferred tax assets based upon the amount of existing temporary differences, the period in which they are expected to be recovered and expected levels of taxable income. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some or all of the deferred tax assets will not be realized. We recognize uncertain tax positions when they meet a more-likely-than-not threshold. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense.

We file U.S. federal, state and foreign income tax returns in jurisdictions with varying statutes of limitation. The 2005 through 2008 tax years generally remain subject to examination by federal and most state tax authorities. In significant foreign jurisdictions, the 2005 through 2008 tax years generally remain subject to examination by tax authorities. Each quarter, we reassess our uncertain tax positions for any additions, deletions due to statute of limitation expiration, interest and penalties.

Comprehensive Income

Comprehensive income is defined as the change in equity (net assets) of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. Our comprehensive income consists of net income, the change of the cumulative foreign currency translation adjustment and for the fiscal year ended September 28, 2008, a $413,000 reduction in comprehensive income as a result of applying the provisions of authoritative guidance related to accounting for uncertainty in income taxes. Accumulated other comprehensive income consists solely of the cumulative foreign currency translation adjustment.

Segment Information

We use the management approach for segment disclosure, which designates the internal organization that is used by management for making operating decisions and assessing performance as the source of our reportable segments. We manage our business on the basis of one reportable segment, as a manufacturer of semiconductors in different geographic areas, including the United States, Europe and Asia.

Foreign Currency

Our subsidiaries in Ireland and Israel use the United States Dollar ("USD") as their functional currency. Our subsidiary in China uses the Chinese RMB as its functional currency. Our subsidiary in France uses the European Union Euro as its functional currency. For subsidiaries that use the US dollar as the function currency, assets and liabilities are translated to USD at the exchange rate in effect at the balance sheet date except for non-monetary assets and capital accounts which are measured at historical rates; revenues, expenses, gains and losses are translated at rates of exchange that approximate the rates in effect at the transaction date. For subsidiaries that use the local currency as the functional currency, all assets and liabilities are translated to USD using exchange rates in effect at the end of the period. Resulting translation gains or losses are recognized as a component of other comprehensive income. We also conduct a relatively small portion of our business in a number of foreign currencies, principally the European Union Euro, British Pound, Israeli Shekel and Chinese RMB.

Earnings Per Share

Basic earnings per share have been computed based upon the weighted-average number of common shares outstanding during the respective periods. Diluted earnings per share have been computed, when the result is dilutive, using the treasury stock method for stock awards outstanding during the respective periods. Earnings per share for the fiscal years 2009, 2008 and 2007 were calculated as follows (amounts in thousands, except per share data):

	Fiscal Years		
	2009	2008	2007
BASIC			
Net income (loss)	$(26,823)	$49,654	$ 9,818
Weighted-average common shares outstanding	79,350	77,292	74,027
Basic earnings (loss) per share	$ (0.34)	$ 0.64	$ 0.13
DILUTED			
Net income (loss)	$(26,823)	$49,654	$ 9,818
Weighted-average common shares outstanding for basic	79,350	77,292	74,027
Dilutive effect of stock awards	—	2,108	2,127
Weighted-average common shares outstanding on a diluted basis	79,350	79,400	76,154
Diluted earnings (loss) per share	$ (0.34)	$ 0.63	$ 0.13

All stock awards in fiscal year 2009 were excluded from the computation of diluted earnings per shares as we incurred a net loss. Approximately 6,881,000 and 4,171,000 stock awards in fiscal year 2008 and fiscal year 2007, respectively, were excluded from the computation of diluted earnings per share because their inclusion would have been antidilutive.

Concentration of Credit Risk and Foreign Sales

We are potentially subject to concentrations of credit risk consisting principally of trade accounts receivable. Concentrations of credit risk exist because we rely on a significant portion of customers whose principal sales are to the U.S. Government. Approximately 38% of total net sales in fiscal year 2009 were in the defense end market, substantially all of which were to customers whose principal sales are to the U.S. Government or to subcontractors whose material sales are to the U.S. Government. We, as a subcontractor, sell our products to higher-tier subcontractors or to prime contractors based upon purchase orders that usually do not contain all of the conditions included in the prime contract with the U.S. Government. However these sales are usually subject to termination and/or price renegotiations by virtue of their reference to a U.S. Government prime contract. Therefore, we believe that all of our product sales that ultimately are sold to the U.S. Government may be subject to termination, at the convenience of the U.S. Government or to price renegotiations under the Renegotiation Act. We have never experienced a material loss due to termination of a U.S Government contract. We have never had to renegotiate our price under any government contract.

In addition, net sales to foreign customers represented approximately one-third of net sales for fiscal years 2009, 2008 and 2007. These sales were principally to customers in Europe and Asia. Foreign sales are classified for shipments to foreign destinations. We maintain reserves for potential credit losses and such losses have been within management's expectations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. Additional authoritative guidance issued in February 2008 deferred the effective date of this authoritative guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those years (our fiscal year 2010). Additional authoritative guidance issued in October 2008 and April 2009 provided additional guidance on determining fair value in an inactive market and when volume and level of activity have significantly decreased. The adoption of the authoritative guidance, excluding authoritative guidance related to nonfinancial assets and nonfinancial liabilities, did not result in a material impact to our consolidated financial position, results of operations or cash flows. We are currently evaluating the potential impact of adopting authoritative guidance with regard to nonfinancial assets and nonfinancial liabilities.

In February 2007, the FASB issued authoritative guidance that provided a fair value option for financial assets and financial liabilities. This authoritative guidance permits entities to choose to measure many financial instruments and certain other items at fair value. We adopted the provisions of this authoritative guidance in the first quarter of fiscal year 2009 and elected the fair value option in valuing our settlement agreement related to auction rate securities. The adoption did not result in a material impact to our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued authoritative guidance that required the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, establishes principles and requirements for how an acquirer recognizes and measures any non-controlling interest in the acquiree and the goodwill acquired, and requires the acquirer to disclose the nature and financial effect of the business combination. Among other changes, this statement also required that "negative goodwill" be recognized in earnings as a gain attributable to the acquisition and that acquisition related costs are to be recognized separately from the acquisition and expensed as incurred. In December 2007, the FASB also issued authoritative guidance related to non-controlling interests in consolidated financial statements. In the event an entity holds less than a full ownership interest, this guidance provides for the recognition, measurement and subsequent accounting for the non-controlling interest included in the entity's consolidated financial statements. These authoritative guidance are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (our fiscal year 2010). We are currently evaluating the potential impact of these authoritative guidance but the impact is dependent on the specific terms of any potential future business combinations or acquisitions involving non-controlling interests.

In March 2008, the FASB issued authoritative that changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This authoritative guidance is effective as of the beginning of an entity's first fiscal period, including interim periods, that begin after November 15, 2008 (our second quarter of fiscal year 2009). The adoption of this authoritative guidance did not result in a material impact to our consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued authoritative guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a certain recognized intangible asset. This authoritative guidance was intended to improve the consistency between the useful life of certain recognized intangible asset the period of expected cash flows used to measure the fair value of an asset. This authoritative guidance is effective for intangible assets acquired on or after the beginning of an entity's first fiscal period, including interim periods, that begin after December 15, 2008 (our second quarter of fiscal year 2009). The adoption of this authoritative guidance did not result in a material impact to our consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued authoritative guidance that clarified that share-based payment awards that entitle their holders to receive non-forfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the calculation of basic earnings per share. This authoritative guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008 (our fiscal year 2010), as well as interim periods in those years. Once effective, all prior period earnings per share data presented must be adjusted retrospectively and early application is not permitted. We are currently evaluating the impact of this authoritative guidance.

In November 2008, the Emerging Issues Task Force ("EITF") of the FASB reached a final consensus on authoritative guidance that concluded that a defensive intangible asset should be considered a separate unit of accounting and not be combined with an existing asset whose value it may enhance. In addition, a useful life should be assigned that reflects the acquiring entity's consumption of the defensive asset's expected benefits. This authoritative guidance will be applied prospectively for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (our fiscal year 2010). We are currently evaluating the impact of this authoritative guidance, but the potential impact is dependent on the specific terms of any potential future business combinations or acquisitions.

In April 2009, the FASB issued authoritative guidance that required disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements and required disclosures in summarized financial information at interim reporting periods. This guidance stated that an entity shall disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. An entity also shall disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments and shall describe changes in method(s) and significant assumptions, if any, during the period. This authoritative guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this authoritative guidance only if it also elects to early adopt certain other authoritative guidance related to the fair value of financial assets and financial liabilities. We elected to adopt these authoritative guidance in the quarter ended March 29, 2009, and the adoption did not result in a material impact to our consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, which provides clarification for measuring fair value when a quoted price in an active market for the identical liability is not available. ASU No. 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU No. 2009-05 is effective for us beginning after September 27, 2009. We are currently assessing the impact of ASU 2009-05 on our consolidated financial position and results of operation.

In September 2009, the FASB issued ASU No. 2009-13 which eliminates the criterion for objective and reliable evidence of fair value for the undelivered products or services. Instead, revenue arrangements with multiple deliverables should be divided into separate units of accounting provided the deliverables meet certain criteria. ASU No. 2009-13 provides a hierarchy for estimating the selling price for each of the deliverables. ASU No. 2009-13 eliminates the use of the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables based on their relative selling price. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (our fiscal year 2011). Early adoption is permitted. We are currently assessing the impact of ASU No. 2009-13 on our consolidated financial position and results of operation.

2. INVENTORIES

Inventories are summarized as follows (amounts in thousands):

	September 27, 2009	September 28, 2008
Raw materials	$24,148	$ 35,693
Work in progress	43,209	59,434
Finished goods	28,015	26,599
	$95,372	$121,726

3. INVESTMENT IN AVAILABLE FOR SALE AUCTION RATE SECURITIES AND SETTLEMENT AGREEMENT

We invest cash balances in excess of projected liquidity needs primarily in money market funds and auction rate securities. All of our investments to date have maintained triple-A ratings; however, current credit market disruptions, particularly related to auction rate securities, may adversely affect the ratings of our investments. At September 27, 2009, our investment in auction rate securities consisted of auction rate bonds whose principal and interest are federally guaranteed by the Family Federal Education Loan Program. We previously had a practice of investing in auction rate securities and selling the securities prior to our interim and year-end reporting periods. We purchased the auction rate securities held at September 27, 2009 in January 2008 and experienced auction failures in mid-February 2008 that have impacted the liquidity of our investment in auction rate securities. Auction failures do not represent a default of the security.

We have entered into a settlement agreement with the financial institution where we hold our investment in auction rate securities and, per the terms of the settlement agreement: a) on November 3, 2008, the financial institution repurchased our $15,450,000 investment in auction rate preferred shares at par plus accrued interest; b) we hold rights to sell our $46,550,000 investment in auction rate bonds back to the financial institution at par plus accrued interest beginning June 30, 2010 through July 2, 2012 ("ARS Rights"); and c) we are permitted to borrow at "no net cost" the full par value of our investment in auction rate bonds.

During the quarter ended March 29, 2009, we monetized all auction rate securities at full par value of $46,550,000 via the "no net cost" auction rate securities credit facility, which resulted in an increase of $46,550,000 in the balance of our cash and cash equivalents and a corresponding increase in borrowing under our auction rate securities credit facility. The credit facility, which is maintained by a subsidiary of the financial institution where we hold our investment in auction rate securities, is collateralized by any balances held in a collateral account at the subsidiary. The only balances held in the collateral account since the settlement date are the auction rate securities. The outstanding amounts under the credit facility may become due and payable upon demand, provided that the parent financial institution is required, either itself or through an affiliate, to provide alternative financing on substantially the same terms as soon as reasonably possible. While the financial institution may repurchase our investment in auction rate securities prior to June 30, 2010, we intend to put these auction rate securities back to the financial institution and use the proceeds to repay the credit facility when permitted by the ARS Rights. As such, at September 27, 2009, we have classified both the investment in auction rate securities and auction rate securities credit facility as current.

For our investment in auction rate securities, we evaluated counterparty risk with regards the settlement agreement and concluded, as of September 27, 2009, that non-performance risk was nominal. At September 27, 2009, we concluded that any other-than temporary impairment in the fair value of our auction rate securities would be offset substantially by the fair value recognized for the rights provided to us in the settlement agreement. As such, the investment in auction rate securities and the fair value of the auction rate securities settlement agreement are recorded at $46.6 million, the par value of the auction rate bonds.

We classify assets and liabilities carried at fair value in one of the following three categories: Level 1 – quoted market prices in active markets for identical assets and liabilities that an entity has the ability to access at the measurement date; Level 2 – observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date; and Level 3 – unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date. Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety. We elected to measure the fair value of the auction rate securities settlement agreement at fair value.

Our cash and cash equivalents are classified as Level 1, and our investment in auction rate securities and the fair value of the settlement agreement are classified as Level 3. For our investment in auction rate securities, we evaluated counterparty risk with regards to the settlement agreement and concluded, as of September 27, 2009, that non-performance risk was nominal. At September 27, 2009, we concluded that any other-than-temporary impairment in the fair value of our auction rate securities would be offset substantially by the fair value recognized for the rights provided to us in the settlement agreement. As such, the investment in auction rate securities and the fair value of the auction rate securities settlement agreement are recorded at $46.6 million, the par value of the auction rate bonds.

However, given that there is currently no active secondary market for our investment in auction rate securities, the determination of fair market value in the future could be negatively impacted by many factors including but not limited to, failure of the financial institution to meet its obligations under the settlement agreement, continuing illiquidity in the market for auction rate securities for an extended period of time, a lack of action by the issuers to establish different forms of financing to replace or redeem these securities, changes in the credit quality of the underlying securities and changes in market interest rates above contractual maximum interest rates on the underlying auction rate securities. Should credit market disruptions continue or increase in magnitude or if our assessment of the counterparty risk indicates an increased potential for non-performance, we may be required to record an impairment on our investments or consider that an ultimate liquidity event may take longer than currently anticipated. We currently do not anticipate an impairment of our investments that would not be substantially offset by the fair value recognized for the rights provided to us in the settlement agreement; however, if we had to record any impairment, for every 1% decline in principal, a decrease in value of approximately $0.5 million would occur.

Subsequent to September 27, 2009 an issuer called $10,000,000 in auction rate bonds at par plus accrued interest. As such, our remaining investment in auction rate securities and the corresponding auction rate securities credit facility were each $36,550,000.

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following components (amounts in thousands):

	Asset Life	September 27, 2009	September 28, 2008
Buildings	20-40 years	$ 35,574	$ 36,946
Property and equipment	3-10 years	137,867	122,153
Furniture and fixtures	5-10 years	4,382	3,556
Leasehold improvements	Shorter of asset life or life of lease	17,221	19,300
		195,044	181,955
Accumulated depreciation		(130,119)	(108,971)
Land		1,118	2,363
Construction in progress		2,655	3,242
		$ 68,698	$ 78,589

Depreciation expense was $17,942,000, $17,012,000 and $15,157,000 in fiscal years 2009, 2008 and 2007, respectively.

5. GOODWILL AND INTANGIBLE ASSETS, NET:

Goodwill and intangible assets, net consisted of the following components (amounts in thousands):

	September 27, 2009		September 28, 2008		
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization	Life (in years)
Amortizable intangible assets					
Completed technology	$ 73,914	$(35,505)	$ 66,034	$(24,818)	2 to 15
Customer relationships	17,015	(2,574)	7,555	(2,156)	4 to 15
Backlog	6,400	(4,972)	3,240	(1,744)	1 to 2
Other	2,060	(1,055)	1,740	(609)	5
	$ 99,389	$(44,106)	$ 78,569	$(29,327)	
Non-amortizing intangible assets					
Goodwill	$222,731		$201,183		

During fiscal year 2009, goodwill increased related to our acquisitions of Microsemi Corp. – Power Management Group, Microsemi Corp. – RF Integrated Solutions and Nexsem, Inc. in the amounts of $9,777,000, $12,304,000 and $786,000, respectively. In addition, we reduced goodwill by $1,413,000 for the pro-rata amount of goodwill allocable to the sale of SEMICOA assets. The pro-rata portion of goodwill adjusted for the disposition was based on the ratio of the relative fair value of the disposed business compared to the total fair value of our reporting unit on the transaction date.

During fiscal year 2008, goodwill increased related to our acquisitions of SEMICOA, Microwave Device Technology Corporation and TSI Microelectronics Corporation in the amounts of $21,974,000, $1,697,000 and $442,000, respectively.

Amortization expense for intangible assets in fiscal years 2009, 2008 and 2007 was $15,203,000, $11,828,000 and $11,890,000, respectively. Estimated amortization in each of the five succeeding years is as follows (amounts in thousands):

	Fiscal Year				
	2010	2011	2012	2013	2014
Amortization expense	$15,655	$10,883	$8,133	$7,881	$5,347

6. ACCRUED LIABILITIES

Accrued liabilities consisted of the following components (amounts in thousands):

	September 27, 2009	September 28, 2008
Payroll, bonus, vacation, sick and other employee benefits	$14,275	$20,655
Restructuring	8,256	1,949
Other	16,046	14,791
	$38,577	$37,395

7. INCOME TAXES

Pretax income (loss) was generated from the following sources (amounts in thousands):

	For each of the three fiscal years in the period ended on or about September 27, 2009		
	2009	2008	2007
Domestic	$(61,840)	$14,370	$ 37,929
Foreign	52,966	52,101	(12,600)
Total	$ (8,874)	$66,471	$ 25,329

The provision for income taxes consisted of the following components (amounts in thousands):

	For each of the three fiscal years in the period ended on or about September 27, 2009		
	2009	2008	2007
Current:			
Federal	$(10,791)	$12,292	$13,162
State	1,227	3,260	2,401
Foreign	6,733	6,040	1,510
Deferred			
Federal	13,708	(4,431)	(861)
State	7,293	(700)	(701)
Foreign	(221)	356	—
	$ 17,949	$16,817	$15,511

We have state net operating losses ("NOLs") of approximately $21,397,000 that begin expiring in 2020, foreign NOLs of approximately $82,799,000 that carryforward indefinitely, state research and experimentation credits of approximately $10,783,000, and federal and state enterprise zone credits of approximately $250,000 and $186,000, respectively, that have an indefinite carry forward.

During the fourth quarter of fiscal year 2009, we determined that it is more likely than not that the benefits of certain U.S. deferred tax assets will not be realized. Key positive and negative evidence we considered in making this determination included recent history of cumulative operating losses for our U.S. operations; future estimates of operating results for our U.S. operations; and our ability to carryback our U.S. operating losses, tax credits and reversing temporary differences to recover previously paid taxes. Of these factors, we believe that the only meaningful positive evidence available to support our ability to realize the tax benefit related to the deferred tax assets of our U.S. operations relates to carryback of reversals of temporary differences in the future. We may be required to record additional valuation allowances in the future if our estimate of reversing temporary differences differs from the actual amounts reversed. We determined that carrybacks were not available to fully realized benefits from all of our available U.S. deferred tax assets; therefore, we recorded a $28,446,000 valuation allowance on a substantial portion of our U.S. deferred tax assets. The $28,446,000 of valuation allowance is included in the total tax provision of $17,949,000.

During fiscal year 2009, we recorded approximately $11,165,000 of deferred tax assets for our foreign operations and $10,943,000 of valuation allowance on these assets. These deferred tax assets and valuation allowances are primarily related to our operations in Israel. We have provided a foreign valuation allowance of approximately $22,197,000 as of September 27, 2009 on all of our net deferred tax assets related to PowerDsine, Inc., which we acquired in fiscal year 2007 and renamed Microsemi Corp. – Analog Mixed Signal Group, Ltd. ("AMSGL"), as we have determined that it was more likely than not that the deferred tax assets would not be realized. The utilization of the NOLs acquired with Advanced Power Technology, Inc., which we acquired in fiscal year 2006, and renamed Microsemi Corp. – Power Products Group ("PPG") will be subject to limitations due to the ownership change. At this time, based upon the purchase price of PPG, we do not believe that these limitations will affect the utilization of the NOLs. Additionally, upon adoption of authoritative guidance related to business combinations in the first quarter of fiscal year 2010, future period reductions to the valuation allowance related to AMSGL's deferred tax assets will be credited to the income tax provision.

No provision has been made for future U.S. income taxes on certain undistributed earnings of foreign operations since they have been indefinitely reinvested in these operations. Determination of the amount of unrecognized deferred tax liability for temporary differences related to these undistributed earnings is not practicable. At the end of fiscal years 2009 and 2008, these undistributed earnings aggregated approximately $116,494,000 and $94,700,000, respectively.

The following is a reconciliation of income tax computed at the federal statutory rate to our actual tax expense (amounts in thousands):

	For each of the three fiscal years in the period ended September 27, 2009		
	2009	**2008**	**2007**
Tax computed at federal statutory rate	$ (3,107)	$ 23,264	$ 8,864
State taxes, net of federal impact	(2,495)	578	1,105
Foreign income taxed at different rates	(22,969)	(14,042)	1,159
Tax credits	(1,899)	(512)	(3,914)
Stock award compensation	3,225	3,183	2,342
In process research and development	—	—	6,073
Unrecognized tax benefits	3,298	1,020	—
Imputed interest	335	—	—
Executive compensation	1,558	—	—
Other differences, net	614	(345)	(134)
Valuation allowance	39,389	3,671	16
	$ 17,949	$ 16,817	$15,511

The tax affected deferred tax assets (liabilities) are comprised of the following components (amounts in thousands):

	September 27, 2009	September 28, 2008
Accounts receivable, net	$ 1,371	$ 1,939
Inventories	13,384	8,392
Accrued employee benefit expenses	1,778	2,164
Net operating losses	22,587	13,085
Tax credits	7,655	4,078
Accrued other expenses	9,695	2,590
Deferred equity compensation	9,424	7,069
Property and equipment, net	—	435
Other assets	2,664	2,895
Total deferred tax assets	68,558	42,647
Intangible assets	(15,928)	(8,985)
Property and equipment, net	(358)	—
Total deferred tax liabilities	(16,286)	(8,985)
Less valuation allowance	(53,220)	(13,831)
	$ (948)	$ 19,831

We adopted authoritative guidance related to accounting for uncertain tax positions on October 1, 2007. As a result of the adoption, the Company recognized a $5,308,000 increase to the liability for unrecognized tax benefits, which was accounted for as a net $413,000 reduction to the October 1, 2007 balance of retained earnings. As of the adoption date, the Company had estimated accrued interest and penalties related to the unrecognized tax benefits of $1,470,000.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (amounts in thousands):

	September 27, 2009	September 28, 2008
Beginning gross unrecognized tax benefits	$12,819	$12,713
Additions based on tax positions related to the current year	2,411	2,532
Additions based on tax positions of prior years	2,236	1,541
Reductions for lapses and settlements	(1,035)	(3,967)
Ending gross unrecognized tax benefit	$16,431	$12,819

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. During the years ended September 27, 2009 and September 28, 2008, the Company recognized approximately $757,000 and $1,054,000, respectively, in interest and penalties. The cumulative interest and penalties at September 27, 2009 and September 28, 2008 were $3,281,00 and $2,524,000, respectively.

Unrecognized tax benefits of $12,194,000 at September 27, 2009 would impact the effective tax rate if recognized. We are unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

We file U.S. state, and foreign income tax returns in jurisdictions with varying statutes of limitations. Fiscal years 2005 to 2008 generally remain subject examination by federal and most state tax authorities. In significant foreign jurisdictions, the 2005 to 2008 tax years generally remain subject to examination by tax authorities. We establish liabilities for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, international tax issues and certain tax credits. We do not believe the results of these audits will have a material impact on our financial position, results of operations or cash flows.

8. LONG-TERM LIABILITIES

Long-term liabilities consisted of (amounts in thousands):

	September 27, 2009	September 28, 2008
Capital leases	$ 3,300	$ 3,319
Other long-term liabilities:		
Unrecognized tax benefits	15,475	12,351
Deferred tax liabilities	11,645	—
Accrued retirement	3,370	3,725
Environmental	357	357
Other	294	866
Total long-term liabilities	34,441	20,618
Current portion	(431)	(406)
Long-term portion	$34,010	$20,212

We lease a building in Santa Ana, California, under a long-term capital lease obligation. We also lease certain equipment under a capital lease with terms ranging from three to four years. Building and equipment under capital lease obligations are reflected in property and equipment, net, in the accompanying consolidated balance sheets. Other long-term liabilities include environmental reserves and statutory and supplemental retirement benefits.

Payments for capital lease obligations and other long-term liabilities, including the current portion, that are due in each of five succeeding years are as follows, (amounts in thousands):

	Fiscal Year					
	2010	2011	2012	2013	2014	Thereafter
Capital leases	$356	$353	$306	$297	$292	$1,696
Other long-term liabilities	75	199	48	40	36	3,623
Total	$431	$552	$354	$337	$329	$5,319

9. STOCK BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Stock Based Compensation

In February 2008, our stockholders approved the Microsemi Corporation 2008 Performance Incentive Plan (the "2008 Plan"). The 2008 Plan replaced the 1987 Plan, as amended, previously approved by our stockholders. The 2008 Plan includes a share limit of 4,063,000 shares of the Company's common stock, for delivery under awards that have been and may be granted under the 2008 Plan. Awards authorized by the 2008 Plan include options, stock appreciation rights, restricted stock, stock bonuses, stock units, performance share awards, and other cash or share-based awards (each an "Award"). The shares of common stock delivered under the 2008 Plan may be newly-issued shares or shares held by the Company as treasury stock.

The share limit under the 2008 Plan increases on the first day of each year for the first five consecutive years, by an amount equal to the lesser of (i) three percent of the total number of shares of common stock issued and outstanding on the last day of the immediately preceding fiscal year, (ii) 7,500,000 shares of common stock or (iii) such number of shares of common stock as may be established by the Board of Directors. Shares issued in respect to any "Full-Value Award" granted under the 2008 Plan shall be counted against the share limit as 2.25 shares for every one share actually issued in connection with such award. "Full-Value Award" means any award under the 2008 Plan that is not a stock option grant or a stock appreciation right grant. The maximum term of a stock option grant or a stock appreciation right grant is six years.

For fiscal years 2009, 2008 and 2007, total compensation expense for stock awards amounted to $26,933,000, $20,973,000 and $9,497,000, respectively.

Compensation expense for stock awards were calculated based on the date of grant or conversion using the Black-Scholes option pricing model. Awards granted, weighted-average exercise price, weighted-average fair value and weighted-average assumptions used in the calculation of compensation expense are as follows:

Fiscal Year Ended	# of Awards	Per Award		Risk Free Rate	Expected Dividend Yield	Expected Life (Years)	Expected Volatility
		Exercise Price	Fair Value				
September 27, 2009							
Option grants	8,800	$21.32	$ 6.35	1.9%	0.0%	3.0	41.3%
Restricted stock award	1,370,667		$20.70				
September 28, 2008							
Option grants	2,295,340	$26.76	$ 7.57	3.6%	0.0%	2.7	38.3%
Restricted stock award	515,672		$28.40				
September 30, 2007							
Option grants	2,893,700	$19.26	$ 6.41	4.5%	0.0%	3.0	41.2%
Restricted stock award	100,000		$20.99				
Converted PowerDsine options	1,813,560	$ 9.71	$ 9.14	5.0%	0.0%	0.8	37.6%
Converted PowerDsine restricted stock awards	56,505		$17.88				

Options are granted at exercise prices equal to the closing price of our common stock on the date of grant. Restricted stock awards are granted to employees with compensation expense determined based on the closing price of our common stock on the date of grant. Options and restricted stock awards are subject to forfeiture if length of service requirements are unmet. Expected life was estimated based on historical exercise data that was stratified between members of the Board of Directors, executive employees and all other recipients. Expected volatility was estimated based on historical volatility using equally weighted daily price observations over a period approximately equal to the expected life of each option. The risk free interest rate is based on the implied yield currently available on U.S. Treasury securities with an equivalent remaining term. No dividends are expected to be paid.

Converted PowerDsine options and restricted stock awards were issued in connection with the fiscal year 2007 acquisition of PowerDsine, Ltd. Each PowerDsine restricted stock award was converted into 0.1498 Microsemi restricted stock awards which were valued at $17.88 per award and $8.25 in cash. The cash component is payable upon the vesting of the related reward. Compensation expense related to the vesting of the cash component during fiscal years 2009, 2008 and 2007 was $665,000, $620,000 and $500,000, respectively.

Activity and price information related to stock options are as follows:

	Stock Options	Weighted-Average Exercise Price
Outstanding October 1, 2006	10,077,180	$17.06
Granted or Converted	4,707,260	15.58
Exercised	(2,535,722)	8.84
Expired or Canceled	(440,355)	21.96
Outstanding September 30, 2007	11,808,363	$18.05
Granted	2,295,340	26.76
Exercised	(1,993,554)	13.22
Expired or Canceled	(338,099)	23.97
Outstanding September 28, 2008	11,772,050	$20.39
Granted	8,800	21.32
Exercised	(276,487)	10.34
Expired or Canceled	(841,377)	22.60
Outstanding September 27, 2009	10,662,986	$20.48

Stock options exercisable under the Plan were 8,387,761, 7,387,940 and 8,322,940 at September 27, 2009, September 28, 2008 and September 30, 2007, respectively, at weighted-average exercise prices of $19.66, $18.96 and $17.45, respectively. The total intrinsic value of options exercised during the fiscal years 2009, 2008 and 2007 was $995,000, $24,145,000 and $31,329,000, respectively.

Intrinsic value and weighted-average remaining life related to outstanding and unvested stock options are as follows (intrinsic value in thousands):

	Intrinsic Value	Weighted-Average Remaining Life
September 30, 2007		
Outstanding	$116,712	6.4
Unvested	$ 33,085	5.7
September 28, 2008		
Outstanding	$ 78,853	5.4
Unvested	$ 24,501	4.8
September 27, 2009		
Outstanding	$ 11,356	4.3
Unvested	$ 180	3.9

During fiscal year 2007, we granted one restricted stock award consisting of 100,000 shares that vest after two years. The remaining 56,505 restricted share awards granted in 2007 were converted in connection with the acquisition of PowerDsine. During fiscal year 2008, we granted 49,000 shares to non-employee directors with restrictions that lapsed immediately at grant. Grants to employees included 16,667 shares with restrictions that lapse annually in nearly equal amounts over two years, 175,000 shares with restrictions that lapse in the amounts of 50,000 after one year, 100,000 after two years and 175,000 after three years and 275,005 shares with restrictions that lapse annually over three years. During fiscal year 2009, we granted 49,000 shares to non-employee directors with restrictions that lapsed immediately at grant. Grants to employees included 100,000 shares with restrictions that lapse in the amounts of 25,000 after one year and 75,000 after two years and 1,221,667 with restrictions that lapse annually over three years. During the restriction period, the shares have the same voting rights as common stock but are non-transferable.

Activity and price information related to restricted stock awards are as follows:

	Restricted Stock Awards	Weighted-Average Grant Price
Outstanding October 1, 2006	—	$ —
Granted or Converted	156,505	19.87
Vested	(4,422)	17.88
Canceled	(2,352)	17.88
Outstanding and Unvested September 30, 2007	149,731	$19.96
Granted	515,672	28.40
Vested	(70,233)	24.57
Canceled	(1,641)	17.88
Outstanding and Unvested September 28, 2008	593,529	$26.75
Granted	1,370,667	20.70
Vested	(313,136)	24.58
Canceled	(31,364)	18.49
Outstanding and Unvested September 27, 2009	1,619,696	$22.21

At September 27, 2009, unamortized compensation expense related to unvested options and restricted stock awards, net of forfeitures, was approximately $28,946,000. The weighted average period over which compensation expense related to these grants will be recognized is 1.3 years.

Remaining shares available for grant at September 27, 2009, September 28, 2008 and September 30, 2007 under the Plan were 2,763,000, 3,461,000 and 3,145,000, respectively.

Cash Bonus Plan

Our Cash Bonus Plan, first adopted by the Board of Directors in fiscal year 1984, covers substantially all full-time employees who meet certain minimum employment requirements and provides terms and conditions for current bonuses based upon our earnings. The Compensation Committee of the Board of Directors determines annual contributions to the plan. Total charges to income were $2,600,000, $8,141,000 and $7,340,000 in fiscal years 2009, 2008 and 2007, respectively.

401(k) Plan

We sponsor a 401(k) Savings Plan whereby participating employees may elect to contribute up to 50% of their eligible wages up to the statutory contribution limit. In fiscal year 2007, we matched 100% of the first 3% of an employee's contribution. In fiscal year 2008, we matched 100% of the first 3% and 50% of the next 2% of an employee's contribution. During the third quarter of fiscal year 2009, we discontinued an employer match. Employees 50 years of age and older may contribute a further 75% of their eligible wages up to the statutory contribution limit. We do not match this supplemental contribution. We contributed $2,176,000, $3,114,000 and $2,566,000 to this plan during fiscal years 2009, 2008 and 2007, respectively.

Supplemental Retirement Plan

In fiscal year 1994, we adopted a supplemental retirement plan, which provides certain then long-term employees with retirement benefits based upon a certain percentage of the respective employee's salaries. Included in other long-term liabilities at September 29, 2009 and September 28, 2008 were $210,000 and $202,000, respectively, related to our estimated liability under the plan. All participants in this plan have retired from the Company.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

We occupy premises and lease equipments under operating lease agreements expiring through 2017. The aggregate undiscounted future minimum rental payments under these leases are as follows (amounts in thousands):

Payments due by period						
Total	**2010**	**2011**	**2012**	**2013**	**2014**	**Thereafter**
$21,516	$6,392	$4,258	$3,201	$2,651	$2,108	$2,906

Lease expense charged to income was $7,652,000, $5,769,000 and $5,986,000 in fiscal years 2009, 2008 and 2007, respectively.

Purchase Obligations

We have entered into agreements to buy material with certain vendors. The minimum annual payments are as follows (amounts in thousands):

Payments due by period						
Total	**2010**	**2011**	**2012**	**2013**	**2014**	**Thereafter**
$15,867	$13,714	$1,242	$761	$150	$—	$—

Contingencies

In Broomfield, Colorado, the owner of a property located adjacent to a manufacturing facility owned by one of our subsidiaries, Microsemi Corp. – Colorado had notified the subsidiary and other parties of a claim that contaminants migrated to his property, thereby diminishing its value. In August 1995, the subsidiary, together with Coors Porcelain Company, FMC Corporation and Siemens Microelectronics, Inc. (former owners of the manufacturing facility), agreed to settle the claim and to indemnify the owner of the adjacent property for remediation costs. Although TCE and other contaminants previously used by former owners at the facility are present in soil and groundwater on the subsidiary's property, we vigorously contest any assertion that the subsidiary caused the contamination. In November 1998, we signed an agreement with the three former owners of this facility whereby they have 1) reimbursed us for $530,000 of past costs, 2) assumed responsibility for 90% of all future clean-up costs, and 3) promised to indemnify and protect us against any and all third-party claims relating to the contamination of the facility. An Integrated Corrective Action Plan was submitted to the State of Colorado. Sampling and management plans were prepared for the Colorado Department of Public Health & Environment. State and local agencies in Colorado are reviewing current data and considering study and cleanup options. The most recent forecast estimated that the total project cost, up to the year 2020, would be approximately $5,300,000; accordingly, we recorded a charge of $530,000 for this project in fiscal year 2003. There has not been any significant development since September 28, 2003.

We assumed legal exposures in connection with our acquisition of PowerDsine, Ltd. ("PDL"), including exposures related to a complaint filed against PDL and its subsidiary, PowerDsine, Inc. (together with PDL, the "PD Companies"), by ChriMar Systems, Inc. ("ChriMar") in October 2001 (the "Complaint"). The Complaint, which was filed by ChriMar in the United States District Court for the Eastern District of Michigan, Southern Division (the "Court"), alleges that products manufactured and sold by the PD Companies infringe United States Patent Number 5,406,260 assigned to ChriMar and requests, among other things, damages and injunctive relief.

In February 2002, the PD Companies filed an answer denying all of the allegations stated in the Complaint and raising several affirmative defenses to the claims asserted. In May 2003, the Court stayed the proceeding between ChriMar and the PD Companies pending resolution of a lawsuit filed by ChriMar against Cisco Systems, Inc. ("Cisco"), alleging that Cisco products infringed the same patent asserted against the PD Companies. In August 2006, following settlement of the case against Cisco, the Court issued an order to commence discovery. The discovery order was stayed in 2006 after ChriMar filed separate patent infringement actions against both D-Link Systems and Foundry Networks. The Court subsequently combined these actions with the case against the PD Companies for partial joint administration. No trial date has been set. The Court has issued a construction of the applicable claims involved in the case, and discovery has been completed. Based on the application of industry statistics relating to outcome of patent litigation matters, we have provided for the estimated potential loss.

In December 2008, the United States Department of Justice instituted a proceeding against us in the United States District Court for the Eastern District of Virginia in connection with our acquisition of certain assets from SEMICOA. In the complaint, the Department of Justice alleged that our acquisition of assets from SEMICOA substantially lessened competition in the manufacture and sale of certain small signal transistors and diodes that meet Department of Defense standards. The principal remedy requested by the Department of Justice was divestiture of the assets acquired. In August 2009, in connection with a settlement with the United States Department of Justice, we entered into an agreement which, in substance, resulted in the sale of the assets purchased from SEMICOA to a third party.

In January 2009, the International Trade Commission announced that it had voted to commence an investigation as to whether one of our products (as incorporated into one of our customer's products) infringes a patent owned by O2Micro International Limited. The principal remedy if infringement is found will be a bar on importation of the product involved. Microsemi is vigorously defending its position. An administrative law judge from the International Trade Commission conducted an evidentiary hearing in this matter and the parties are now in the process of submitting post-hearing briefs. Management cannot reasonably determine the scope or amount of possible liabilities, if any, that could result from an unfavorable settlement or resolution of these claims, and no reserves for these claims have been established as of September 27, 2009. However, it is possible that an unfavorable resolution of these claims could have a material adverse effect on our financial condition and results of operations, and there can be no assurance that we will be able to achieve a favorable settlement or resolution of these claims.

We are generally self-insured for losses and liabilities related to Workers' Compensation and Employer's Liability Insurance, effective April 1, 2003. The agreement requires us to set up a claim payment fund of $60,000 and to obtain a letter of credit of $400,000 for this fund. Accrued workers' compensation liability was $781,000 and $848,000 at September 27, 2009 and September 28, 2008, respectively. Our self-insurance accruals are based on estimates and, while we believe that the amounts accrued are adequate, the ultimate claims may be in excess of the amounts provided.

We are also involved in other pending litigation matters arising out of the normal conduct of our business, including litigation relating to employment matters, commercial transactions, contracts, environmental matters and matters related to compliance with governmental regulations. Although the ultimate aggregate amount of monetary liability or financial impact with respect to these matters is subject to many uncertainties and is therefore not predictable with assurance, in the opinion of management, the final outcome of these matters, if they are adverse, will not have a material adverse effect on our financial position, results of operations or cash flows. However, there can be no assurance with respect to such result, and monetary liability or financial impact to us from these litigation matters could differ materially from those projected.

11. RESTRUCTURING CHARGES AND ASSET IMPAIRMENTS

In 2005, we announced the consolidation of operations in Broomfield, Colorado, a 130,000 square foot facility, into other Microsemi facilities and recorded estimated severance payments of $1,134,000. The severance payments are related to approximately 148 employees, including 14 management positions. Severance payments commenced in the second quarter of fiscal year 2006. Broomfield accounted for approximately 5%, 4% and 3% of net sales in fiscal years 2009, 2008 and 2007, respectively. The increase in the sales percentage related to our customers taking a larger stocking position during the transition of product lines from the Broomfield facility to other Microsemi facilities.

The Broomfield facility ceased operations at the end of the third quarter of fiscal year 2009, and substantially all accrued amounts are expected to be paid within twelve months. The following table reflects the activities related to the consolidation of Broomfield and the accrued liabilities in the consolidated balance sheets at the date below (amounts in thousands):

	Employee Severance	Other Related Costs	Total
Balance at October 1, 2006	$ 880	$ —	$ 880
Provisions	309	643	952
Cash expenditures	(165)	(643)	(808)
Balance at September 30, 2007	$1,024	$ —	$1,024
Provisions	250	—	250
Cash expenditures	(315)	—	(315)
Balance at September 28, 2008	$ 959	$ —	$ 959
Provisions	294	232	526
Cash expenditures	(670)	(232)	(902)
Balance at September 27, 2009	$ 583	$ —	$ 583

During fiscal year 2009, we recorded a held for sale impairment of $1,723,000 related to the real estate and building for our closed manufacturing facility in Broomfield, Colorado to reflect our long-lived assets at their lower fair value. In addition, we have reclassified the Broomfield, Colorado real estate from property and equipment to other current assets in the amount of $630,000 at September 27, 2009 as we anticipate selling the property in the next twelve months.

In May 2007, we announced that we will retain our manufacturing operations in Ennis, Ireland to meet the increasing demand for our high-reliability defense and commercial air/satellite products. In the third quarter of fiscal year 2007, we reversed accruals for severance totaling $1,283,000.

In fiscal year 2007 we recorded $940,000 in severance expense incurred in integrating existing Microsemi operations with PowerDsine. The severance payments cover approximately 30 employees and substantially all payments were made by the end of fiscal year 2007.

In fiscal year 2008, we recorded restructuring expenses of $2,606,000 in addition to Broomfield closure charges. These expenses were for severance payments of approximately $1,286,000 related to reductions in force and approximately $1,319,000 (comprised of cash payments of salary and related expenses of $686,000 and non-cash expenses of $633,000 related to stock awards) related to the retirement of a former officer of the

Company. The reductions in force impacted approximately 100 employees, substantially all of whom were in manufacturing departments at our various facilities. We generally offer severance benefits, including pay continuation and continued health coverage for a limited period of time based on an employee's length of service. We expect that accrued balances will be paid out within the next twelve months.

The following table reflects the restructuring activities and the accrued liabilities in the consolidated balance sheets at the dates below (amounts in thousands):

	Employee Severance
Balance at September 30, 2007	$ —
Provisions	2,606
Cash expenditures	(1,096)
Other non-cash settlement	(209)
Balance at September 28, 2008	$ 1,301

In fiscal year 2009, we recorded restructuring expenses of $7,419,000 related to severance from reductions in force at our various facilities, in addition to Broomfield and Scottsdale closure charges. These restructuring activities covered approximately 300 individuals in manufacturing, engineering and sales. In connection with the fiscal year 2009 restructuring items, we incurred an impairment charge of $590,000 related to the retirement of manufacturing fixed assets that will be disposed. Expense related to this impairment charge was recorded in cost of goods sold. The following table reflects the restructuring activities and the accrued liabilities in the consolidated balance sheets at the dates below (amounts in thousands):

	Employee Severance
Balance at September 28, 2008	$ 1,301
Provisions	7,419
Cash expenditures	(5,510)
Other non-cash settlement	(856)
Balance at September 27, 2009	$ 2,354

In fiscal year 2009, we approved consolidation plans that will result in the closure of our manufacturing facility in Scottsdale, Arizona by April 2011. In fiscal year 2009, the Company recorded charges for restructuring and other reserves related to the Scottsdale closure that included severance charges of $5,319,000 that are expected to be paid beginning in the first quarter of fiscal year 2010 and extending through 2012 and a held and used impairment of $4,462,000 to reflect our long-lived assets at their lower fair value.

We also recorded charges of $7,335,000 for additional inventory obsolescence write-downs to cost of goods sold for estimated inventory components that will not be used by the anticipated closure date and that cannot be used by other manufacturing facilities. Scottsdale currently has approximately 375 employees and occupies a 135,000 square foot leased facility. Scottsdale shipped approximately 14%, 15% and 22% of net sales in fiscal years 2009, 2008 and 2007, respectively.

12. SEGMENT INFORMATION

We manage our business on the basis of one reportable segment, as a manufacturer of semiconductors in different geographic areas, including the United States, Europe and Asia. We derive revenue from sales of our high-performance analog/mixed signal integrated circuits and power and high-reliability individual component semiconductors. These products include individual components as well as integrated circuit solutions that enhance customer designs by improving performance, reliability and battery optimization, reducing size or protecting circuits. The principal markets that we serve include commercial air/satellite, defense, industrial/semicap, medical, mobile connectivity and notebook / LCD TVs / displays. We evaluate sales by end-market based on our understanding of end market uses of our products and sales by channel.

Net sales by the originating geographic area, end market and long lived assets by geographic area are as follows (amounts in thousands):

	2009	2008	2007
Net Sales:			
United States	$215,611	$223,690	$247,636
Europe	135,844	129,605	57,964
Asia	101,517	160,772	136,652
Total	$452,972	$514,067	$442,252
Commercial Air/Satellite	$112,847	$103,942	$ 86,084
Defense	170,653	167,737	138,225
Industrial/Semicap	32,182	39,674	53,413
Medical	67,188	67,264	57,442
Mobile Connectivity	44,558	79,487	59,915
Notebook/LCD TV/Display	25,544	55,963	47,173
Total	$452,972	$514,067	$442,252
Long lived assets:			
United States	$ 51,874	$ 64,674	$ 63,460
Europe	13,619	10,030	2,397
Asia	3,205	3,885	2,989
Total	$ 68,698	$ 78,589	$ 68,846

13. REVOLVING CREDIT FACILITY AND SUBSEQUENT EVENT

We entered into an unsecured Revolving Credit Agreement dated as of December 29, 2006 with Comerica Bank (the "Revolving Credit Agreement") with maximum available borrowing amounts set at $75,000,000, $60,000,000 and $50,000,000 in the agreement's first, second and third years, respectively. As of September 27, 2009, we were in compliance with the financial covenants required by the Revolving Credit Agreement. As of September 27, 2009, we were in the third year of the agreement, there were no borrowings outstanding against the Revolving Credit Agreement, $400,000 was outstanding in the form of a letter of credit, and $49,600,000 was available for borrowing under the Revolving Credit Agreement.

On October 2, 2009, we terminated the Revolving Credit Agreement and on October 5, 2009, we entered into a Credit Agreement with Bank of America, N.A. (the "New Credit Facility"). The New Credit Facility is scheduled to mature on October 5, 2012. The New Credit Facility provides for a revolving line of credit of up to $50 million (the "Maximum Commitment"). The New Credit Facility is available for direct borrowings and, subject to the Maximum Commitment, up to $20 million of the New Credit Facility is available for the issuance of letters of credit. Borrowings under the New Credit Facility may be used for working capital and other lawful corporate purposes. The Company has no direct borrowings and $400,000 in letters of credit outstanding under the New Credit Facility.

Interest accruing on the amount of direct borrowings under the New Credit Facility is determined based upon the Company's choice of either a Base Rate Loan or a Eurodollar Rate Loan. The interest rate per annum for Base Rate Loans is determined by reference to the higher of (1) the federal funds rate plus 0.50%, (2) the prime rate as announced by Bank of America, N.A. and (3) a LIBOR rate determined as provided in the New Credit Facility plus 1.50%, in each case plus an applicable margin. The applicable margin for Base Rate Loans is initially 1.50% per annum but may decrease to 1.25% or increase to 1.75% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA (as each such term in defined in the New Credit Facility). Eurodollar Rate Loans bear interest at the Eurodollar Rate defined in the New Credit Facility, plus an applicable margin. The applicable margin for Eurodollar Rate Loans is initially 2.50% per annum but may decrease to 2.25% or increase to 2.75% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA.

In addition to paying interest on outstanding borrowings under the New Credit Facility, the Company is required to pay a quarterly commitment fee based on the applicable commitment fee rate multiplied by the actual daily amount by which the Maximum Commitment exceeds the aggregate outstanding amount of all loans and all letter of credit obligations under the New Credit Facility. The commitment fee rate is initially 0.50% per annum but may decrease to 0.40% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA. The Company is also required to pay a quarterly letter of credit fee for each letter of credit based on the daily maximum amount available to be drawn under the letter of credit multiplied by the letter of credit fee rate. The letter of credit fee rate is initially 2.50% per annum but may decrease to 2.25% or increase to 2.75% based upon a leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA.

The New Credit Facility requires the Company to maintain: (1) a minimum leverage ratio of Consolidated Funded Indebtedness to Consolidated EBITDA of 2.00:1.00, (2) a minimum Fixed Charge Coverage Ratio (as defined in the New Credit Facility) of not less than 3.00:1.00, and (3) a Consolidated Liquidity Ratio (as defined in the New Credit Facility) of not less than 1.50:1.00. The New Credit Facility also contains customary limitations on the Company's and its subsidiaries' ability to incur liens or indebtedness, make investments or certain restricted payments, merge with or acquire other companies, liquidate or dissolve, dispose of assets, substantially change the nature of the Company's business, and engage in transactions with affiliates. Upon the occurrence of an event of default under the New Credit Facility, the lender may cease making loans, terminate the New Credit Facility, and declare all amounts outstanding to be immediately due and payable. The New Credit Facility specifies a number of events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment of principal and interest when due, failure to satisfy the covenants in the New Credit Facility, including the financial covenants described above, default of certain other indebtedness, bankruptcy or insolvency and a change of control.

14. ACQUISITIONS AND DIVESTITURE

Fiscal Year 2007

On October 24, 2006, we entered into a definitive agreement and plan of merger (the "Merger Agreement") with PowerDsine Ltd. ("PowerDsine"), an Israeli corporation, and Pinnacle Acquisition Corporation, Ltd., an Israeli corporation that is an indirect wholly-owned subsidiary of Microsemi. The Merger Agreement provided for a merger of our subsidiary into PowerDsine. We completed the acquisition of PowerDsine on January 9, 2007 and under the terms of the Merger Agreement, we issued 0.1498 of a share of Microsemi common stock and paid $8.25 in cash for each PowerDsine ordinary share, resulting in the issuance in the aggregate of approximately 3.1 million shares with a fair market value of approximately $57.0 million, based on Microsemi's average closing price between October 20, 2006 and October 26, 2006 and a cash payment of approximately $170.0 million. We converted equity awards issued by PowerDsine and valued vested awards at $12.6 million.

Direct transaction fees and expenses were $3.6 million and an additional $3.1 million was placed into escrow for the cash consideration on converted unvested PowerDsine restricted share awards. This amount will be paid to employees as their restricted share awards vest. An additional $7.3 million in transaction costs were accrued by PowerDsine prior to the acquisition and subsequently paid by Microsemi. We financed this transaction with cash on hand and through additional borrowings of approximately $18.0 million on our credit line.

The purchase price is as follows (amounts in thousands):

Cash consideration to PowerDsine stockholders	$169,997
Direct transaction fees and expenses	3,582
Fair value of 3,085 Microsemi shares issued to PowerDsine stockholders	56,953
Fair value of vested equity awards assumed by Microsemi	12,573
Total consideration	$243,105

The purchase price has been allocated based on the estimated fair values of assets acquired and liabilities assumed. Management's estimate of the purchase price allocation is as follows (amounts in thousands):

Cash and cash equivalents	$ 16,274
Short term investments	20,356
Accounts receivable, net	3,748
Inventories	5,588
Other current assets	1,811
Investments in marketable securities	42,689
Property and equipment, net	1,868
Goodwill	129,993
Intangible assets	21,300
In process research & development	20,940
Accounts payable	(1,793)
Accrued liabilities	(9,545)
Accrued transaction costs	(7,656)
Other liabilities	(2,468)
	$243,105

Other intangible assets and their estimated useful lives are as follows (amounts in thousands):

	Asset Amount	Useful Life (Years)
Completed technology	$17,030	4
Backlog	1,420	1
Customer relationships	1,110	4
Trade name	1,740	5
	$21,300	

The fair value of the identified intangible assets was estimated by performing a discounted cash flow analysis using the "income" approach. This method includes a forecast of direct revenues and costs associated with the respective intangible assets and charges for economic returns on tangible and intangible assets utilized in cash flow generation. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk. The projected cash flow assumptions considered contractual relationships, customer attrition, eventual development of new technologies and market competition.

The useful lives of completed technologies rights are based on the number of years in which net cash flows have been projected. The useful life of backlog is estimated based upon the fulfillment period. The useful lives of customer relationships are estimated based upon the length of the relationships currently in place, historical attrition patterns and natural growth and diversification of other potential customers. The useful life of trade name was estimated based on the period in which a benefit could be ascribed to the PowerDsine trade name.

Assumptions used in forecasting cash flows for each of the identified intangible assets included consideration of the following:

- Historical performance including sales and profitability.
- Business prospects and industry expectations.
- Estimated economic life of asset.
- Development of new technologies.
- Acquisition of new customers.
- Attrition of existing customers.
- Obsolescence of technology over time.

The acquired goodwill is not deductible for tax purposes.

In-process research and development ("IPR&D") represents the present value of the estimated after-tax cash flows expected to be generated by purchased technologies that, as of the acquisition dates, had not yet reached technological feasibility. Accordingly, the $20,940,000 allocated to IPR&D was immediately expensed. This amount was not deductible for tax purposes which has impacted our effective tax rate for fiscal year 2007.

The IPR&D projects were valued through the application of discounted cash flow analyses, taking into account key characteristics of each technology including its future prospects, the rate of technological change in the industry, product life cycles, risks specific to the project, and the project's stage of completion. Stage of completion was estimated by considering the time, cost, and complexity of tasks completed prior to the acquisition, versus the project's overall expected cost, effort and risks required for achieving technological feasibility. In the application of the discounted cash flow analyses, PowerDsine's management provided a revenue forecast for each IPR&D project. The projection was based on the expected date of market introduction, an assessment of customer needs, the expected pricing and cost structure of the related products, product life cycles, and the importance of existing technology relative to the in-process technology. In addition, the costs expected to complete the project were added to the operating expenses to calculate the operating income for each IPR&D project. As certain other assets contribute to the cash flow attributable to the assets being valued, returns to these other assets were calculated and deducted from the pre-tax operating income to isolate the economic benefit solely attributable to each of the in-process technologies. The present value of IPR&D was calculated based on discount rates recommended by the American Institute of Certified Public Accountants IPR&D Practice Aid, which depends on the stage of completion and the additional risk associated with the completion of the IPR&D project. The earnings associated with the incomplete technologies were discounted at a rate of 14.6%, two percentage points higher than the PowerDsine's cost of capital.

The following pro forma data summarizes the results of operations for the fiscal year ended September 30, 2007 as if the merger with AMSGL had been completed on October 2, 2006. The unaudited pro-forma data has been prepared for informational purposes only and does not purport to represent what the results of operations would have been had the acquisition occurred as of the date indicated, nor of future results of operations. The unaudited pro-forma data reports actual operating results, adjusted to include the pro-forma effect of, among others, manufacturing profit in ending inventory, amortization expense of identified intangible assets, stock option compensation from converted PowerDsine options, foregone interest income, additional interest expense and the related tax effect of these items (amounts in thousands, except per share data):

	September 30, 2007
Net sales	$450,790
Net income	$ 4,328
Earnings per share	
Basic	$ 0.06
Diluted	$ 0.06

Fiscal Year 2008

In the first quarter of fiscal year 2008, we acquired substantially all the assets of Microwave Device Technology Corporation and all the outstanding shares of TSI Microelectronics Corporation for $8.8 million in cash, net of cash acquired. We have substantially integrated the assets or businesses from these acquisitions into our operations in Massachusetts and funded these acquisitions with cash on hand.

In the fourth quarter of fiscal year 2008, we acquired substantially all of the assets of SEMICOA for an estimated purchase consideration of $28.7 million in cash, lease consideration and assumption of certain liabilities. We funded this acquisition with cash on hand.

The purchase price for SEMICOA is as follows (amounts in thousands):

Cash consideration to SEMICOA and SEMICOA creditors, net of cash acquired	$26,682
Estimated direct transaction fees and expenses	200
Excess lease consideration	618
Assumed liabilities	1,181
Estimated total consideration	$28,681

Excess lease consideration was calculated based on contracted expenditures during the period in excess of when we intend to vacate the SEMICOA facility. Microsemi executed a lease with a party with common shareholders to SEMICOA.

The purchase price for SEMICOA has been allocated based on the estimated fair values of assets acquired. Management's estimate of the purchase price allocation is as follows (amounts in thousands):

Accounts receivable	$ 2,156
Inventories	1,575
Property and equipment	1,196
Intangible assets	1,780
Goodwill	21,974
	$28,681

Other intangible assets and their estimated useful lives related to the SEMICOA acquisition are estimated as follows (amounts in thousands):

	Asset Amount	Useful Life (Years)
Completed technology	$ 70	2
Backlog	210	2
Customer relationships	1,500	8
	$1,780	

Initial identification and allocation of value to the identified intangible assets for the SEMICOA acquisition was based on the provisions of Statement of Financial Accounting Standard No. 141, "Business Combinations," ("FAS 141"). The fair value of the identified intangible assets was estimated by performing a discounted cash flow analysis using the "income" approach. This method includes a forecast of direct revenues and costs associated with the respective intangible assets and charges for economic returns on tangible and intangible assets utilized in cash flow generation. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk. The projected cash flow assumptions considered contractual relationships, customer attrition, eventual development of new technologies and market competition.

The estimates of expected useful lives are based on guidance from FAS 141. The useful lives of completed technologies rights are based on the number of years in which net cash flows have been projected. The useful life of backlog is estimated based upon the fulfillment period.

Assumptions used in forecasting cash flows for each of the identified intangible assets included consideration of the following:

- Historical performance including sales and profitability.
- Business prospects and industry expectations.
- Estimated economic life of asset.
- Obsolescence of technology over time.

The acquired goodwill is not deductible for tax purposes.

In the aggregate, the pre-tax income, net assets acquired and consideration paid related to the acquisitions consummated in fiscal year 2008 did not meet the minimum thresholds for reporting historical results on a pro forma basis.

Fiscal Year 2009

In the first quarter of fiscal year 2009, we entered into a stock purchase agreement in which we acquired all the shares of Electro Module, Inc. and its wholly-owned subsidiary, Babcock, Inc. Babcock, Inc. is a leading manufacturer of high-reliability power supplies, relays and flat panel displays and supplies. We subsequently renamed Babcock, Inc., "Microsemi Corp. – Power Management Group" ("PMG").

The purchase consideration is as follows (amounts in thousands):

Cash consideration to Electro Module, Inc. stockholders	$23,198
Direct transaction fees and expenses	83
Total consideration	$23,281

The purchase consideration has been allocated based on the estimated fair values of assets acquired and liabilities assumed. Management's estimate of the purchase price allocation is as follows (amounts in thousands):

Cash and cash equivalents	$ 1,372
Accounts receivable	5,725
Inventories	1,402
Other current assets	4,590
Property and equipment	1,105
Goodwill	9,777
Intangible assets	11,400
Accounts payable	(2,072)
Accrued liabilities	(5,469)
Deferred income tax liability – long term	(4,549)
Total consideration	$23,281

Other intangible assets and their estimated useful lives are as follows (amounts in thousands, except useful life):

	Asset Amount	Useful Life (Years)
Completed technology	$ 3,970	3 to 8
Backlog	2,780	3
Customer relationships	4,330	10
Trade name	320	3
	$11,400	

In the third quarter of fiscal year 2009, we entered into an asset purchase agreement in which we acquired substantially all the assets of the Defense and Security business of Endwave Corporation. The Defense and Security business designs, manufactures and markets radio frequency modules that enable the transmission, reception and processing of high frequency signals. Markets for these products include defense electronics, homeland security systems and other applications that require high frequency radio frequency circuitry and subsystems. This acquisition was integrated into a new entity – Microsemi Corp. – RF Integrated Solutions.

The purchase consideration is as follows (amounts in thousands):

Cash consideration to Endwave Corporation	$28,000
Assumed liabilities	578
Direct transaction fees and expenses	398
Total consideration	$28,976

The purchase consideration has been allocated based on the estimated fair values of assets acquired and liabilities assumed. Management's estimate of the purchase price allocation is as follows (amounts in thousands):

Accounts receivable	$ 1,055
Inventories	3,966
Other current assets	6
Property and equipment	2,575
Goodwill	12,304
Intangible assets	9,070
Total consideration	$28,976

Other intangible assets and their estimated useful lives are as follows (amounts in thousands, except useful life):

	Asset Amount	Useful Life (Years)
Completed technology	$3,330	6
Backlog	2,000	2
Customer relationships	3,740	6
	$9,070	

In the third quarter of fiscal year 2009, we entered into an asset purchase agreement in which we acquired substantially all the assets of Nexsem, Inc. Nexsem, Inc. is a designer and marketer of high-voltage DC to DC conversion devices for applications such as in LCD televisions, set top boxes, notebooks and netbooks. This acquisition was integrated into the existing operations of Microsemi Corp. – Analog Mixed Signal Group.

The purchase consideration is as follows (amounts in thousands):

Cash consideration to Nexsem, Inc.	$4,800
Assumed liabilities	363
Direct transaction fees and expenses	18
Total consideration	$5,181

The purchase consideration has been allocated based on the estimated fair values of assets acquired and liabilities assumed. Management's estimate of the purchase price allocation is as follows (amounts in thousands):

Accounts receivable	$ 340
Inventories	387
Property and equipment	434
Other assets	24
Goodwill	786
In process research and development	1,310
Intangible assets	1,900
Total consideration	$5,181

Other intangible assets and their estimated useful lives are as follows (amounts in thousands, except useful life):

	Asset Amount	Useful Life (Years)
Completed technology	$ 520	4
Backlog	90	1
Customer relationships	1,290	4
	$1,900	

In-process research and development ("IPR&D") represents the present value of the estimated after-tax cash flows expected to be generated by purchased technologies that, as of the acquisition date, had not yet reached technological feasibility. Accordingly, the $1,310,000 allocated to IPR&D was immediately expensed.

The valuation of IPR&D was based on the income approach discounting associated projected cash flows over a five-year expected life and took into account key characteristics such as future prospects, the rate of technological change in the industry, product life cycles, project specific risks, stage of completion and costs to complete. In addition, to reflect the technological reliance of IPR&D on complete technology, a theoretical royalty was deducted from the IPR&D projections and paid to the completed technology projections.

In the fourth quarter of fiscal year 2009 and in connection with a settlement with the United States Department of Justice, we entered into an agreement which, in substance, resulted in the divestiture of the assets purchased from SEMICOA. Proceeds from this transaction totaled $6,625,000, of which $500,000 was deposited with an escrow agent to be released one year subsequent to the transaction date. We sold accounts receivable, inventories, equipment, and intangible assets with net book values of $543,000, $1,973,000, $1,008,000 and $1,355,000, respectively, and reversed $41,000 in related net deferred expenses. In addition, we reduced goodwill by $1,413,000 for the pro-rata amount of goodwill allocable to the sale of SEMICOA assets. The pro-rata portion of goodwill adjusted for the disposition was based on the ratio of the relative fair value of the disposed business compared to the total fair value of our reporting unit on the transaction date. Direct transaction expenses related to the sale amounted to $358,000. We recorded a gain of $16,000 related to this divestiture.

In the aggregate, the pre-tax income, net assets acquired and divested and consideration paid and received related to the acquisitions consummated in fiscal year 2009 did not meet the minimum thresholds for reporting historical results on a pro forma basis.

15. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

Selected quarterly financial data are as follows (amounts in thousands, except earnings per share):

	Quarters ended in fiscal year 2009			
	December 28, 2008	March 29, 2009	June 28, 2009	September 27, 2009
Net sales	$130,594	$105,693	$107,007	$109,678
Gross profit	$ 60,433	$ 32,712	$ 45,169	$ 42,093
Net income (loss)	$ 13,208	$ (16,612)	$ 7,842	$ (31,261)
Basic earnings (loss) per share	$ 0.17	$ (0.21)	$ 0.10	$ (0.39)
Diluted earnings (loss) per share	$ 0.16	$ (0.21)	$ 0.10	$ (0.39)

	Quarters ended in fiscal year 2008			
	December 30, 2007	March 30, 2008	June 29, 2008	September 28, 2008
Net sales	$123,474	$126,665	$129,255	$134,673
Gross profit	$ 52,534	$ 55,199	$ 58,152	$ 63,087
Net income	$ 8,613	$ 9,815	$ 13,937	$ 17,289
Basic earnings per share	$ 0.11	$ 0.13	$ 0.18	$ 0.22
Diluted earnings per share	$ 0.11	$ 0.12	$ 0.17	$ 0.21

MICROSEMI CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(amounts in thousands)

Column A	Column B	Column C	Column D	Column E	Column F
Classification	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions-recoveries and write-offs	Balance at end of period
Allowance for doubtful accounts					
September 30, 2007	$ 1,150	$ 2,002	$ —	$(1,728)	$ 1,424
September 28, 2008	$ 1,424	$ 307	$ —	$ —	$ 1,731
September 27, 2009	$ 1,731	$ 712	$ —	$ (141)	$ 2,302
Tax valuation allowance					
September 30, 2007	$ 1,954	$ 16	$8,190	$ —	$10,160
September 28, 2008	$10,160	$ 3,671	$ —	$ —	$13,831
September 27, 2009	$13,831	$39,389	$ —	$ —	$53,220

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None

ITEM 9A. *CONTROLS AND PROCEDURES.*

(a) Evaluation of disclosure controls and procedures.

As of September 27, 2009, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). These disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that the information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of September 27, 2009.

(b) Changes in internal control over financial reporting.

There have been no changes in the Company's internal control over financial reporting during the fiscal quarter ended September 27, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(c) Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company maintains internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included an assessment of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Based on the Company's evaluation, management concluded that the Company's internal control over financial reporting was effective as of September 27, 2009.

Management excluded Microsemi Corp. – Power Management Group, Microsemi Corp. – RF Integrated Solutions and the Nexsem, Inc. business from our assessment of internal control over financial reporting as of September 27, 2009 because they were acquired in purchase business combinations during the year ended September 27, 2009. The total assets and total revenues excluded represented approximately 2% and 8% of the related consolidated financial statement amounts as of and for the year ended September 27, 2009.

PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, has audited the effectiveness of the Company's internal control over financial reporting, as stated within their report which appears herein.

ITEM 9B. ***OTHER INFORMATION***

None.

PART III

Except to the extent set forth below, Items 10, 11, 12, 13 and 14 are omitted since the Company intends to file a definitive proxy statement with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the Company's fiscal year ended September 27, 2009. The information required by those items will be set forth in that definitive proxy statement and such information is hereby incorporated by reference into such respective items in this Form 10-K.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference from the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders under the headings "Election of Directors," "Executive Officers," "Corporate Governance, Board Meetings and Committees," and "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference from the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders under the headings "Executive Compensation" and "Director Compensation," "Compensation Committee Interlocks and Insider Participation," and "Report of the Compensation Committee."

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The information required by this item is incorporated by reference from the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders under the heading "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference from the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders under the heading "Corporate Governance, Board Meetings and Committees" and "Transactions with Related Persons."

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES.*

The information required by this item is incorporated by reference from the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders under the heading "Audit Matters."

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) 1. *Financial Statements. See Index under Item 8.*

2. *Financial Statement Schedule. See Index under Item 8.*

(b) *Exhibits*

The exhibits to this report are listed in the Exhibit Index

(c) *Financial statements of unconsolidated affiliates.*

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROSEMI CORPORATION

By /S/ JOHN W. HOHENER

John W. Hohener
Vice President, Chief Financial Officer, Secretary and Treasurer
(Principal Financial and Accounting Officer and duly authorized to sign on behalf of the Registrant)

Dated: November 24, 2009

POWER OF ATTORNEY

The undersigned hereby constitutes and appoints James J. Peterson and John W. Hohener, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign the report on Form 10-K and any or all amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof in any and all capacities.

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DENNIS R. LEIBEL Dennis R. Leibel	Chairman of the Board	November 20, 2009
/s/ JAMES J. PETERSON James J. Peterson	President, Chief Executive Officer and Director (Principal Executive Officer)	November 20, 2009
/s/ JOHN W. HOHENER John W. Hohener	Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	November 20, 2009
/s/ WILLIAM E. BENDUSH William E. Bendush	Director	November 20, 2009
/s/ WILLIAM L. HEALEY William L. Healey	Director	November 20, 2009
/s/ MATTHEW E. MASSENGILL Matthew E. Massengill	Director	November 20, 2009
/s/ THOMAS R. ANDERSON Thomas R. Anderson	Director	November 20, 2009
/s/ PAUL F. FOLINO Paul F. Folino	Director	November 20, 2009

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of November 2, 2005 by and among Microsemi Corporation, APT Acquisition Corp. and Advanced Power Technology, Inc., including the following exhibits: Form of Voting Agreement Form of Non-Competition Agreement Form of Lock-up Agreement Form of Option Assumption Agreement Exhibits omitted but to be made available to the SEC at the SEC's request: Form of Employment Agreement Form of Certificate of Merger List of Parties to Ancillary Agreements(12)
2.1.1	Amendment No. 1 to Agreement and Plan of Merger dated April 25, 2006(17)
2.2	Agreement and Plan of Merger dated October 24, 2006 by and among Microsemi Corporation, PowerDsine Ltd. and Pinnacle Acquisition Ltd.(19)
3.1	Amended and Restated Certificate of Incorporation of Microsemi Corporation(4)*
3.2	Certificate of Designation of Series A Junior Participating Preferred Stock(3)
3.2.1	Certificate of Amendment to Certificate of Designation of Series A Junior Participating Preferred Stock(13)
3.3	Amended and Restated Bylaws of Microsemi Corporation(23)*
4.1	Rights Agreement dated December 22, 2000 between Microsemi Corporation and Mellon Investor Services, as Rights Agent, and the exhibits thereto(3)
4.1.1	Amendment No. 1 dated December 16, 2005 to Rights Agreement dated December 22, 2000 between Microsemi Corporation and Mellon Investor Services, LLC, as Rights Agent, and the exhibits thereto(13)
4.2	Specimen certificate for the shares of common stock of Microsemi Corporation(13)
10.1	Advanced Power Technology, Inc. Stock Option Plan dated December 31, 1995, as amended by Amendments Nos. 1 and 2(2)*
10.1.1	Amendments Nos. 3, 4 and 5 to Advanced Power Technology Stock Option Plan dated December 31, 1995, as amended(8)*
10.1.2	Form of Non-Qualified Stock Option Letter Agreement under the Advanced Power Technology, Inc. Stock Option Plan dated December 31, 1995(18)*
10.1.3	Form of Incentive Stock Option Letter Agreement under the Advanced Power Technology, Inc. Stock Option Plan dated December 31, 1995(18)*
10.2	Advanced Power Technology, Inc. Equity Incentive Plan dated May 3, 2005(9)*
10.2.1	Form of Incentive Stock Option Letter Agreement under the Advanced Power Technology, Inc. Equity Incentive Plan dated May 3, 2005(18)*
10.3	Form of Option Assumption Agreement, entered into between Microsemi Corporation and each of the holders of Advanced Power Technology, Inc. options assumed by Microsemi Corporation(18)*
10.4	Microsemi Corporation 1987 Stock Plan, and amendments thereto(10)*
10.4.1	Form of Employee Stock Option Agreement prior to August 17, 2004(7)*
10.4.2	Form of Employee Stock Option Agreement from and after August 17, 2004(7)*
10.4.3	Form of Employee Stock Option Agreement from and after September 26, 2005(11)*

Exhibit Number	Description
10.4.4	Form of Employee Stock Option Agreement from and after February 22, 2006(14)*
10.4.5	Form of Employee Stock Option Agreement from and after March 28, 2006(16)*
10.4.6	Form of Non-Employee Stock Option Agreement prior to February 22, 2006(7)*
10.4.7	Form of Non-Employee Stock Option Agreement from and after February 22, 2006(14)*
10.4.8	Form of Stock Option Exchange Grant and Replacement Option Agreement(5)*
10.4.9	Form of Amendment of Eligible Unvested Options(10)*
10.4.10	Form of Notice of Restricted Stock Award and Restricted Stock Agreement(20)*
10.4.11	Form of Notice of Restricted Stock Award and Employee Restricted Stock Agreement(21)*
10.4.12	Form of Notice of Restricted Stock Award and Non-Employee Restricted Stock Agreement(21)*
10.4.13	Summary of Automatic Annual Additions under 1987 Stock Plan(20)*
10.5	Microsemi Corporation 2008 Performance Incentive Plan(22)*
10.5.1	Form of Notice of Grant of Restricted Stock Award under Terms and Conditions of 2008 Performance Incentive Plan(25)*
10.5.2	Form of Notice of Grant of Stock Option under Terms and Conditions of 2008 Performance Incentive Plan(25)*
10.6	Microsemi Corporation Cash Bonus Plan(25)*
10.7	Microsemi Corporation 2007 Executive Cash Bonus Plan(20)*
10.8	Agreement dated November 10, 2008 between James J. Peterson and Microsemi Corporation(25)*
10.8.1	Letter Agreement, dated January 28, 2009, between James J. Peterson and Microsemi Corporation Relating to Amendment of Restricted Stock Award Agreement(26)*
10.8.2	Executive Retention Agreement dated March 31, 2009 between James J. Peterson and Microsemi Corporation(27)*
10.9	Executive Retention Agreement dated March 31, 2009 between John W. Hohener and Microsemi Corporation (27)*
10.10	Form of Executive Retention Agreement for Named Executive Officers other than James J. Peterson and John W. Hohener(27)*
10.11	Supplemental Executive Retirement Plan(1)*
10.12	Supplemental Medical Plan(7)*
10.13	Summary of Compensation Arrangements for Named Executive Officers(25)*
10.14	Directors' Compensation Policy(21)*
10.15	Board Member Retirement Process(6)*
10.16	Form of Officers and Directors Indemnification Agreement(23)*
10.17	Motorola-Microsemi PowerMite® Technology Agreement(14)
10.18	Credit Agreement, dated as of October 5, 2009 between Microsemi Corporation and Bank of America, N.A. (28)
10.19	Settlement Agreement dated July 8, 1998 by and between Microsemi Corp. - Colorado, FMC Corporation, Siemens Microelectronics, Inc. and Coors Porcelain Company(15)
21	List of Subsidiaries†
23	Consent of Independent Registered Public Accounting Firm†

Exhibit Number	Description
24	Power of Attorney (see signature page)
31.1	Certification of Chief Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 20, 2009†
31.2	Certification of Chief Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated November 20, 2009†
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated November 20, 2009†

† Filed with this report.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to applicable rules of the Securities and Exchange Commission.

(1) Incorporated by reference to the indicated Exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 0-08866) as filed with the Commission on February 9, 1998.

(2) Previously filed by Advanced Power Technology, Inc. (File No. 1-16047) on June 2, 2000 as Exhibit 10.1 to its Registration Statement on Form S-1 (Registration No. 333-38418) and incorporated herein by reference.

(3) Incorporated by reference to the indicated Exhibit to the Registrant's Registration Statement on Form 8-A12G (File No. 0-08866) as filed with the Commission on December 29, 2000.

(4) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on August 29, 2001.

(5) Incorporated by reference to Exhibit 99(D)(2) to the Registrant's Tender Offer Statement on Schedule TO (File No. 005-20930) as filed on November 1, 2002.

(6) Incorporated by reference to the indicated Exhibit to the Registrant's Annual Report on Form 10-K (File No. 0-08866) as filed with the Commission on December 19, 2002.

(7) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on September 24, 2004.

(8) Previously filed by Advanced Power Technology, Inc. on March 8, 2005 as Exhibit 10.21 to its Annual Report on Form 10-K (File No. 1-16047) and incorporated herein by reference.

(9) Previously filed by Advanced Power Technology, Inc. on May 6, 2005 as Exhibit 10.35 to its Current Report on Form 8-K (File No. 1-16047) and incorporated herein by reference.

(10) Incorporated by reference to Exhibit 99(D)(1) to the Registrant's Tender Offer Statement on Schedule TO (File No. 005-30432) as filed with the Commission on August 17, 2005.

(11) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on September 28, 2005.

(12) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on November 7, 2005.

(13) Incorporated by reference to the indicated Exhibit to the Registrant's Annual Report on Form 10-K (File No. 0-08866) as filed with the Commission on December 16, 2005.

(14) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on February 28, 2006.

(15) Incorporated by reference to the indicated Exhibit to the Registrant's Pre-Effective Amendment No. 2 to Form S-4 (Reg. No. 333-130655) as filed with the Commission on March 3, 2006.

(16) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on April 3, 2006.

(17) Incorporated by reference to the indicated Exhibit to the Registrant's Post-Effective Amendment No. 1 to Form S-4 (Reg. No. 333-130655) as filed with the Commission on April 27, 2006.

(18) Incorporated by reference to the indicated Exhibit to the Registrant's Post-Effective Amendment No. 2 to Form S-4 on Form S-8 (Reg. No. 333-135678) as filed with the Commission on July 10, 2006.
(19) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on October 30, 2006.
(20) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on April 4, 2007.
(21) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on October 3, 2007.
(22) Incorporated by reference to Appendix B to the Registrant's Definitive Proxy Statement on Schedule 14A as filed with the Commission on January 18, 2008.
(23) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on September 3, 2008.
(24) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on November 13, 2008.
(25) Incorporated by reference to the indicated Exhibit to the Registrant's Annual Report on Form 10-K (File No. 0-08866) as filed with the Commission on November 21, 2008.
(26) Incorporated by reference to the indicated Exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 0-08866) as filed with the Commission on April 30, 2009.
(27) Incorporated by reference to the indicated Exhibit to the Registrant's Quarterly Report on Form 10-Q (File No. 0-08866) as filed with the Commission on July 30, 2009.
(28) Incorporated by reference to the indicated Exhibit to the Registrant's Current Report on Form 8-K (File No. 0-08866) as filed with the Commission on October 7, 2009.

Microsemi serves diverse markets and customers, thereby achieving greater stability by moderating the impact of individual market fluctuations.

Fiscal Year 2009


Mobile/
Connectivity
Industrial/Semicap
Commercial Air/Satellite
Medical
10%
7%
25%
15%
Notebook /
LCD TV /
Display
6%
37%
Defense
Customer Mix


Asia
North America
22%
48%
30%
Europe
Geographic Mix

Quality Customer Portfolio

Defense
- BAE Systems
- Boeing
- GE Aerospace
- General Dynamics
- Hamilton Sundstrand
- Lockheed Martin
- Northrop Grumman
- Raytheon

Commercial Air/Satellite
- Airbus
- Astrium
- BAE Systems
- Boeing
- Honeywell
- ITT Space
- L-3 Communications
- Loral
- Orbital Sciences
- Raytheon
- Rockwell Collins
- Thales

Medical
- Analogic
- Biotronik
- Boston Scientific
- GE Medical
- Medtronic
- Siemens
- St.Jude
- Toshiba

Mobile/Connectivity
- Atheros
- Broadcom
- Fujitsu
- Hewlett-Packard
- JBL
- Microsoft
- Motorola
- Sanyo
- Sony

Notebook/LCD TV/Display
- Dell
- Fujitsu
- Hewlett-Packard
- IBM
- LG
- Samsung
- Seagate
- Sony

Industrial/Semicap
- Advanced Energy
- Fronius International
- Lincoln Electric
- Miller Electric
- MKS Instruments
- Power-One
- SMA Solar Technology
- Teradyne

Directors and Executive Officers

Dennis R. Leibel	Chairman of the Board; Private Investor
James J. Peterson	Director; President and Chief Executive Officer
Thomas R. Anderson	Director; Private Investor
William E. Bendush	Director; Private Investor
Paul F. Folino	Director; Executive Chairman, Emulex Corporation
William L. Healey	Director; Private Investor
Matthew E. Massengill	Director; Private Investor
Ralph Brandi	Executive Vice President and Chief Operating Officer
John W. Hohener	Vice President and Chief Financial Officer

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Orange County, California

General Counsel

O'Melveny & Myers LLP
610 Newport Center Drive, Suite 1700
Newport Beach, California 92660

Registrar and Transfer Agent

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310

Annual Meeting

The annual shareholders' meeting will be held at:
Irvine Marriott
18000 Von Karman Avenue
Irvine, California 92612
On February 17, 2010 at 10:00 a.m. PST

Investor Relations

Microsemi Investor Relations
2381 Morse Avenue
Irvine, California 92614
Phone: 949-221-7100

www.microsemi.com


Microsemi